  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER  -- , 1997.

                                           REGISTRATION STATEMENT NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    Form S-4
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                       EXTENDICARE HEALTH SERVICES, INC.
             (Exact name of Registrant as specified in its charter)

          DELAWARE                          8051                         98-0066268
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or        Classification Code Number)         Identification No.)
       organization)

                            105 WEST MICHIGAN STREET
                           MILWAUKEE, WISCONSIN 53203
                                 (414) 271-9696
    (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)
                      SEE TABLE OF ADDITIONAL REGISTRANTS
                      ------------------------------------
    CT CORPORATION SYSTEM, 1633 BROADWAY, NEW YORK, NY 10019 (212) 664-1666 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                    COPY TO:
                             CHRISTOPHER W. MORGAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                         ROYAL BANK PLAZA, NORTH TOWER
                           200 BAY STREET, SUITE 1820
                        TORONTO, ONTARIO, CANADA M5J 2J4
                                 (416) 777-4700
                      ------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]
                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS                          PROPOSED MAXIMUM  PROPOSED MAXIMUM   AMOUNT OF
    OF SECURITIES TO BE          AMOUNT TO BE     OFFERING PRICE      AGGREGATE     REGISTRATION
         REGISTERED               REGISTERED       PER UNIT (2)   OFFERING PRICE (2)      FEE
-------------------------------------------------------------------------------------------------
  9.35% Senior Subordinated
  Notes Due 2007(1).........    US$200,000,000         100%         US$200,000,000    US$59,000
-------------------------------------------------------------------------------------------------

    (1) The Guarantees by the Company's subsidiaries of the payment of principal and interest on the Notes are also being registered hereby. Pursuant to Rule 457(n), no registration fee is required with respect to the Guarantees.

    (2)  Estimated solely for purposes of calculating the registration fee.
                      ------------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                        TABLE OF ADDITIONAL REGISTRANTS

                                                    STATE OR OTHER     PRIMARY STANDARD
                                                   JURISDICTION OR        INDUSTRIAL       I.R.S. EMPLOYER
                                                   INCORPORATION OR     CLASSIFICATION     IDENTIFICATION
NAME                                                 ORGANIZATION        CODE NUMBER           NUMBER
----                                               ----------------    ----------------    ---------------
Adult Services Unlimited, Inc...................    Pennsylvania             8051             23-2284465
Alternacare Plus Enterprises, Inc...............    Ohio                     8051             31-1204113
Arbor Health Care Company.......................    Delaware                 8051             34-1469604
Arbors East, Inc................................    Ohio                     8051             34-1677616
Arbors at Ft. Wayne, Inc........................    Indiana                  8051             31-1330028
Arbors at Toledo, Inc...........................    Ohio                     8051             34-1645103
Bay Geriatric Pharmacy, Inc.....................    Florida                  8051             59-1195042
Coventry Care, Inc..............................    Pennsylvania             8051             25-1212961
Edgewood Nursing Center, Inc....................    Pennsylvania             8051             25-1203766
Elder Crest, Inc................................    Pennsylvania             8051             25-1115979
Extendicare Great Trail, Inc....................    Delaware                 8051             39-1893202
Extendicare Health Facilities, Inc..............    Wisconsin                8051             39-1045271
Extendicare Health Facility Holdings, Inc.......    Delaware                 8051             39-1441286
Extendicare Homes, Inc..........................    Delaware                 8051             39-1441287
Extendicare of Indiana, Inc.....................    Delaware                 8051             39-1792004
Fir Lane Terrace Convalescent Center, Inc.......    Washington               8051             91-1085334
Haven Crest, Inc................................    Pennsylvania             8051             25-1102724
Health Poconos, Inc.............................    Pennsylvania             8051             23-2651850
Home Care Pharmacy, Inc. of Florida.............    Florida                  8051             59-2758082
Marshall Properties, Inc........................    Ohio                     8051             38-2583847
Meadow Crest, Inc...............................    Pennsylvania             8051             25-1412967
Northern Health Facilities, Inc.................    Delaware                 8051             39-1406172
Oak Hill Home of Rest and Care, Inc.............    Pennsylvania             8051             25-1181655
Poly-Stat Computer Applications, Inc............    Ohio                     8051             31-1316190
Poly-Stat Supply Corporation....................    Ohio                     8051             31-1141419
Q.D. Pharmacy, Inc..............................    Michigan                 8051             38-2420417
The Druggist, Inc...............................    Ohio                     8051             31-0959044
The Progressive Step Corporation................    Wisconsin                8051             39-1878099
United Professional Companies, Inc..............    Delaware                 8051             39-1104974
United Professional Services, Inc...............    Wisconsin                8051             39-1325589
United Rehabilitation Services, Inc.............    Wisconsin                8051             39-1783897

     The address, including zip code and telephone number, including area code, of each of the above Registrant's principal executive offices is: 105 West Michigan Street, Milwaukee, Wisconsin 53203, (414) 271-9696.

PROSPECTUS

                                  $200,000,000
                                   OFFER FOR
            ALL OUTSTANDING 9.35% SENIOR SUBORDINATED NOTES DUE 2007
                                IN EXCHANGE FOR
                    9.35% SENIOR SUBORDINATED NOTES DUE 2007
    WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                       OF

                                      LOGO
                            ------------------------

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                     ON            , 1998 UNLESS EXTENDED.
                            ------------------------
    Extendicare Health Services, Inc., a Delaware corporation (the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate principal amount of up to $200,000,000 of 9.35% Senior Subordinated Notes Due 2007 (the "Exchange Notes") of the Company, which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for a like principal amount of 9.35% Senior Subordinated Notes Due 2007 (the "Outstanding Notes" and, with the Exchange Notes, the "Notes") of the Company with the holders (the "Holders") thereof.
    The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if the Exchange Offer is not consummated or a shelf registration statement is not declared effective on or prior to April 6, 1998, the per annum interest rate of the Outstanding Notes will increase by 0.5% per annum for the first 90 days following such date and will increase by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum. The Exchange Notes are offered hereunder in order to satisfy certain obligations of the Company under the Purchase Agreement dated as of November 25, 1997 (the "Purchase Agreement") among the Company, the existing Guarantors (as defined below) and the initial purchasers of the Outstanding Notes (the "Initial Purchasers") and the Registration Rights Agreement dated December 2, 1997 (the "Registration Rights Agreement") among the Company, the existing Guarantors and the Initial Purchasers. The Exchange Notes evidence the same debt as the Outstanding Notes and are issued under and are entitled to the same benefits under the Indenture (as defined herein) as the Outstanding Notes. In addition, the Exchange Notes and the Outstanding Notes are treated as one series of securities under the Indenture.
    The net proceeds from the offering of the Outstanding Notes, together with a portion of the net proceeds of the financing described in the New Credit Facilities (as defined herein), were used by the Company to fund the acquisition (the "Acquisition") of all of the issued and outstanding common stock of Arbor Health Care Company ("Arbor") by AHC Acquisition Corp., a wholly owned subsidiary of the Company ("AHC Acquisition"). On October 3, 1997, Extendicare Inc., the Company's indirect parent ("Extendicare"), and AHC Acquisition commenced a tender offer (the "Tender Offer") for such stock. On November 25, 1997, over 99% of the issued and outstanding common stock of Arbor was tendered pursuant to the Tender Offer. See "The Acquisition" and "Description of Other Indebtedness -- New Credit Facilities." On November 26, 1997, the Company effected a merger of AHC Acquisition with and into Arbor.
    The Notes mature on December 15, 2007, unless previously redeemed. Interest on the Notes is payable semiannually on June 15 and December 15, commencing June 15, 1998. The Notes are redeemable at the option of the Company, in whole or in part, on or after December 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date. In addition, at any time on or prior to December 15, 2000, the Company may redeem up to 35% of the sum of (i) the initial aggregate principal amount of the Notes and (ii) the initial aggregate principal amount of any Additional Notes (as defined herein) with the net proceeds of one or more Equity Offerings (as defined herein) at a redemption price equal to 109.35% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the sum of (i) the initial aggregate principal amount of the Notes and
(ii) the initial aggregate principal amount of the Additional Notes remains outstanding after such redemption. Upon a Change of Control (as defined herein), the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of repurchase.
    The Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including indebtedness under its New Credit Facilities (as defined). The Notes rank pari passu with all existing and future senior subordinated indebtedness of the Company and rank senior to all other existing and future subordinated indebtedness of the Company. The Notes are fully and unconditionally guaranteed on an unsecured, senior subordinated basis (the "Note Guarantees") by all existing and future United States subsidiaries of the Company (collectively, the "Guarantors"). The Notes are also effectively subordinated to all existing and future Senior Indebtedness of the Guarantors. At September 30, 1997, on a pro forma basis after giving effect to the Acquisition, the issuance of the Notes, the other financing transactions described herein and the application of the net proceeds therefrom, the aggregate amount of indebtedness (excluding intercompany indebtedness) that would have effectively ranked senior to the Notes and the Note Guarantees would have been approximately $521.7 million, and the Company would have had additional availability of $108.2 million (net of letters of credit) for borrowings under the New Credit Facilities, all of which would be Senior Indebtedness, if borrowed.

                                                   (continued on following page)
SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
        THE CONTRARY IS A CRIMINAL OFFENSE.
               The date of this Prospectus is December    , 1997.

     The Company is making the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Commission") as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by a holder thereof, other than (i) a broker-dealer who purchased such Outstanding Notes directly from the Company for resale pursuant to Rule 144A or other available exemptions under the Securities Act of 1933, as amended (the "Securities Act") or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Holders of Outstanding Notes accepting the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. A secondary resale transaction in the United States by a holder who is using the Exchange Offer to participate in the distribution of Exchange Notes must be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

     Each broker-dealer (other than an "affiliate" of the Company) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes as a result of market-making activities or other trading activities and will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period (the "Exchange Offer Registration Period") the longer of (A) the period until consummation of the Exchange Offer and (B) two years after the effectiveness of the Registration Statement (as defined herein) (unless, in the case of (B), all resales of Exchange Notes covered by the Registration Statement have been made), the Company will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale; provided, however, that the Company shall not be required to maintain the effectiveness of the Registration Statement for more than 60 days following the consummation of the Exchange Offer unless the Company has been notified in writing on or prior to the 60th day following the consummation of the Exchange Offer by one or more broker-dealers that such holder has received Exchange Notes as to which it will be required to deliver this Prospectus upon resale. See "Plan of Distribution". Any broker-dealer who is an affiliate of the Company may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions. See "The Exchange Offer".

     There is currently no market for the Exchange Notes. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Exchange Notes, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

     Any Outstanding Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Outstanding Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Outstanding Notes held by them. To the extent that Outstanding Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Outstanding Notes could be adversely affected. It is not expected that an active market for the Outstanding Notes will develop while they are subject to restrictions on transfer.

     The Company will accept for exchange any and all Outstanding Notes that are validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time,
on the date the Exchange Offer expires, which will be           , 1998 (the
"Expiration Date"), unless the Exchange Offer is extended by the Company, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for payment by the Company. The Exchange Offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement. The Exchange Notes will bear interest from the last interest payment date of the Outstanding Notes to occur prior to the issue date of the Exchange Notes or, if no such interest has been paid, from December 2, 1997. Holders of the Outstanding Notes whose Outstanding Notes are accepted for exchange will not receive interest on such Outstanding Notes for any period subsequent to the last interest payment date to occur prior to the issue date of the Exchange Notes or, if no such interest has been paid, from December 2, 1997, and will be deemed to have waived the right to receive any interest payment on the Outstanding Notes accrued from and after such date.

                             AVAILABLE INFORMATION

     The Company will be subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, will file reports and other information with the Commission. Such reports and other information filed by the Company can be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices for the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Indenture (as defined herein) provides that whether or not the Company is subject to the reporting requirements of the Exchange Act, the Company will furnish without cost to each holder of Notes and file with the Commission and the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) and 15(d) of the Exchange Act or any successor provision thereto if the Company were so required.

     This Prospectus constitutes a part of a registration statement of Form S-4 (together with all amendments thereto, the "Registration Statement") filed by the Company and the Guarantors with the Commission under the Securities Act. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Separate financial statements of the Guarantors are not included because (a) the Guarantors are wholly-owned and constitute all of the Company's direct and indirect subsidiaries (other than inconsequential subsidiaries), (b) the Guarantors have fully and unconditionally guaranteed the Exchange Notes on a joint and several basis, (c) the Company has no operations separate from its direct and indirect investments in the respective Guarantors, (d) the aggregate assets, liabilities, earnings, and equity of the Guarantors are substantially equivalent to the assets, liabilities, earnings, and equity of the Company on a consolidated basis and (e) management of the Company has determined that the separate financial statements and other disclosures concerning the Guarantors are not material to investors. Reference is hereby made to the Registration Statement and related exhibits and schedules filed therewith for further information with respect to the Company and the Guarantors and the Exchange Notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.
                               ------------------

         SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Certain of the matters discussed under the captions "Summary," "Risk Factors," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis," "Business" and elsewhere in this Prospectus contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, among other things, the Company's business strategy. These statements are based on the Company's expectations and are subject to various risks and uncertainties. Actual results could differ materially from those anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context indicates otherwise, the terms "Company" or "EHSI" refers to Extendicare Health Services, Inc. and its subsidiaries. The issuance of the Outstanding Notes and the consummation of the transactions contemplated in the New Credit Facilities are hereinafter sometimes collectively referred to as the "Financing Transactions." References herein to the "last twelve months" refers to the last twelve months ended September 30, 1997. All figures are in thousands of dollars as they relate to financial information, unless otherwise noted.

                                  THE COMPANY

     The Company is one of the largest providers of long-term care and related medical specialty services in the United States. Through its geographically clustered facilities, the Company offers a continuum of healthcare services, including skilled nursing care, assisted living care and related medical specialty services, such as subacute care and rehabilitative therapy, institutional pharmacy supplies and services and medical equipment, supplies and services. On September 30, 1997, the Company announced an agreement to acquire Arbor Health Care Company, a prominent regionally based provider of long-term care and related medical specialty services focused on providing subacute medical services. The Acquisition enhances and complements the Company's presence in the Ohio and Florida markets and solidifies the Company's position, on a combined basis, as one of the top ten operators of long-term care facilities in the United States, with 194 skilled nursing facilities (20,985 beds) and 38 assisted living and retirement facilities (1,480 units) located in 15 states. On a pro forma combined basis at September 30, 1997, the Company would have owned approximately 85% of its facilities, enhancing its credit quality and financial flexibility. In addition, on a pro forma combined basis for the last twelve months, the Company would have generated revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $1.1 billion and $158.5 million, respectively, with occupancy rates averaging approximately 88% and a strong quality mix (defined as non-Medicaid revenue) of approximately 63%.

EHSI OVERVIEW

     The Company provides high quality long-term care and related medical specialty services through a total of 201 long-term care facilities with a total resident capacity of 18,769 in 13 states as of September 30, 1997. The Company has been able to achieve strong occupancy rates, a favorable payor mix and sustained growth in total and same facility revenues throughout its network of long-term care facilities. The Company had an average occupancy rate of approximately 88% in its nursing facilities and in its assisted living and retirement facilities for the nine months ended September 30, 1997. In addition, the Company has improved its quality mix from 53% in 1992 to 64% for the nine months ended September 30, 1997, primarily as the result of successful efforts to shift its patient mix to higher acuity patients requiring subacute care services. Payment coverage for such services is provided principally by the Medicare program. In addition, since 1992, the Company has increased its resident capacity by 12.6%. As a result of these factors, the Company has experienced increased revenues and EBITDA, with compound annual growth rates of 11.4% and 16.3%, respectively, from 1992 to 1996. For the last twelve months, the Company generated revenues and EBITDA of $873.7 million and $116.1 million, respectively.

     The Company's long-term care services include skilled nursing care, assisted living care and related support services traditionally provided in long-term care facilities. The Company's medical specialty services provide (i) subacute care and rehabilitative therapy, (ii) pharmacy supplies and services, and (iii) medical equipment, supplies and services to all its long-term care facilities, as well as to non-affiliated long-term care facilities.

     Long-term Care Services. The Company's nursing facilities provide a broad range of geriatric, subacute care and rehabilitative therapy services, including skilled nursing care and ancillary services, to persons who do not require the more extensive and specialized services and supervision provided by a hospital. The nursing facilities employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified healthcare aides who provide care as prescribed by each resident's attending physician in addition to a full range of personal support. All nursing facilities provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry. The Company's assisted living facilities provide homelike accommodations, meals and assistance in the activities of daily living to seniors who do not require the level of nursing care provided by a nursing facility. An assisted living facility enhances the value of an existing nursing facility where the two facilities operate side by side, and allows the Company to better serve the communities in which it operates by providing a broader continuum of service. All of the Company's assisted living facilities are within close proximity to its nursing facilities. At September 30, 1997, the Company operated a total of 163 skilled nursing facilities with 17,289 licensed beds in 13 states and 38 assisted living and retirement facilities with 1,480 units in 10 states.

     Medical Specialty Services. The Company also provides, through its network of 27 regional service centers that comprise the UPC Health Network, patient-centered, outcome-oriented subacute care and rehabilitative therapy services to residents in its long-term care facilities and to other non-affiliated facilities. The patients receiving such services are generally those who are medically stable yet require specialized therapy and other services that are more intensive than traditional nursing facility care but less than acute hospital care. These services may include wound care and respiratory, infusion and intravenous therapies. The Company provides rehabilitative therapy services on an inpatient and outpatient basis to clients who require, for example, physical or occupational therapy, or speech-language pathology. The Company's subacute and rehabilitation teams seek to return each patient to maximum functional independence, with many patients typically being discharged within 30 to 90 days. The UPC Health Network also provides pharmacy supplies and services to more than 30,000 beds (16,000 of which are not affiliated with the Company) in nursing facilities, assisted living facilities and other healthcare institutions through 11 locations in eight states. These supplies and services include unit-dose medication distribution, computerized patient documentation, full-service consultants and on-call service. In addition, the UPC Health Network's retail and home health operations distribute durable medical equipment and supplies, such as wheelchairs, hospital beds, oxygen and diabetic supplies, and provide a wide range of services such as intravenous therapy products and respiratory, oxygen and enteral therapies.

ARBOR OVERVIEW

     Arbor provides subacute medical services and traditional long-term care services through its network of 31 licensed nursing centers (the "Arbor Centers") and 3,696 beds as of September 30, 1997. The Arbor Centers are located in five states, with approximately 89% of its bed capacity located in Florida and Ohio. At September 30, 1997, Arbor had three facilities under construction, totaling 276 beds, that are scheduled to open over the next 12 months. In addition, at such date, Arbor held three certificate of need ("CON") approvals for 275 beds in Florida, along with two additional CON approvals for 240 beds that have been appealed by other providers and therefore are not yet final.

     The Arbor Centers are designed to provide subacute and basic health care services to diverse but related types of patients. Arbor Centers are generally located in markets that require both services, with some Arbor Centers allocating up to 50% of total bed capacity to subacute care. Arbor also operates four institutional pharmacies which have experienced significant growth in the last three years.

     Subacute Services. Arbor's subacute units provide treatment programs appropriate for medically stable patients who may require medical rehabilitation, ventilator weaning and respiratory therapy, and complex medical services such as cardiac recovery, infusion therapy, and wound care. Such units concentrate on medically complex patients with high acuity medical needs requiring greater skills and services than those associated with the more general subacute population. Arbor's principal focus is on developing higher revenue and higher margin specialized subacute units, targeting predominantly commercial insurance and managed care organizations (health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and indemnity insurers), which currently are the most profitable payor sources. As of September 30, 1997, Arbor operated 30 subacute units, totaling 1,209 beds, within its 31 Arbor Centers.

     Basic Health Care Services. Arbor's basic health care services primarily consist of general and restorative ("G&R") nursing care to patients with chronic illnesses, diminished physical function, impaired cognition or behavioral problems. Arbor's G&R nursing units also provide a step-down in medical intensity for geriatric subacute patients who cannot be discharged to their homes and need lower intensity nursing for extended periods of time. Similarly, geriatric patients in G&R units who develop a need for rehabilitative or higher intensity services can be transferred to a subacute unit within the same Arbor Center. Arbor also operates assisted living units in five of its Arbor Centers.

     Other Services. Arbor's pharmacy division consists of four institutional pharmacies and related services. The pharmacy division services approximately 26,000 beds (22,500 of which are not affiliated with Arbor) in three states. As of January 1, 1997, Arbor began providing outpatient rehabilitation services with the acquisition of 10 outpatient rehabilitation facilities in Pennsylvania and Florida and has subsequently opened two additional outpatient rehabilitation facilities. These are specialized facilities organized to deliver comprehensive, case managed, interdisciplinary rehabilitation services under physician directive, including physical therapy, occupational therapy, speech therapy, psychological services and social work. Utilizing the same clinical models that are currently used in Arbor's inpatient subacute units, the Company believes these facilities will provide the cost advantages that allow Arbor to offer low-cost rehabilitation services to managed care organizations.

     Arbor provides subacute care in its primary Ohio and Florida markets through a strategy of utilizing its skilled nursing facilities as a platform for providing care to high acuity patients at low costs. At September 30, 1997, approximately 62% of Arbor's revenue was generated from subacute care (including pharmacy). Since 1992, Arbor has increased its occupancy from 88% to 91% for the nine months ended September 30, 1997. Furthermore, Arbor has been effective at increasing its quality mix from 62% in 1992 to 68% for the nine months ended September 30, 1997 as a result of a high Medicare component, reflecting its presence in subacute care. Arbor's focus on quality mix and high occupancy levels has resulted in compound annual growth rates of 19.8% and 25.3% of revenues and EBITDA, respectively, from 1992 to 1996. For the last twelve months, Arbor generated revenues and EBITDA of $238.9 million and $38.2 million, respectively.

INDUSTRY OVERVIEW

     According to industry sources, long-term care spending was estimated at approximately $120 billion in 1996, or approximately 11% of total national health expenditures, with nursing facilities accounting for $84 billion of this total. Approximately 1.7 million people reside in nursing facilities, while another 5.7 million elderly persons require care and services in their homes or in community-based settings. It is estimated that the number of elderly persons requiring long-term care services will grow from approximately 7.3 million in 1995 to over 9 million in the year 2005. Of these totals, one-third or more are expected to be comprised of nursing facility residents while the others are expected to receive care in home or community-based settings. As home healthcare and subacute care services become more accepted and demographics shift toward an aging population with increased long-term care needs, it is estimated that long-term care expenditures (defined as nursing facility expenditures plus home care expenditures) will grow to $250 billion by the year 2005, representing 14% of total national health expenditures.

     The long-term care and post-acute care industries include rehabilitation hospitals and facilities, skilled nursing facilities, assisted living facilities, intermediate care facilities, and home health services. Each of these segments has experienced rapid growth in the last ten years. The number of rehabilitation hospitals has grown 149% since 1986, while rehabilitation units within acute care hospitals have grown 71% since 1986. While the number of freestanding nursing facilities has remained flat over the last ten years (17,100 in 1986 vs. 17,400 in 1996), hospital-based skilled nursing facilities have increased from 1,145 in 1990 to 2,088 in 1996 (an 80% increase). Home health agencies have grown even more rapidly over the last five years. Between 1990 and 1995 the number of home health agencies grew 60% from 11,765 to 18,874.

     In addition to an aging population, the long-term care industry is changing as a result of several fundamental factors. First, the acquisition and construction of additional skilled nursing facilities are subject to certain restrictions on supply, including government-legislated moratoriums on new capacity and licensing restrictions limiting the growth of services. Such restrictions on supply, coupled with an aging population, are causing a decline in the availability of long-term beds per person aged 85 years or older. Second, in response to rising healthcare costs, governmental and private pay sources have adopted cost containment measures that encourage reduced length of stays in acute care hospitals. As a result, average acute care hospital stays have been shortened, and many patients are discharged despite a continuing need for nursing or specialty healthcare services. This trend has increased demand for long-term care, home healthcare, outpatient facilities, hospices and assisted living facilities. In addition, long-term care companies with an integrated network and a broad range of services will be well positioned to contract with managed care companies and other payors. Lastly, as a result of the growing number of two-income families, many people are not able to care for elderly parents in their homes. Two-income families are, however, better able to provide financial support for elderly parents to receive the care they need in a nursing or assisted living facility.

BUSINESS STRATEGY

     The Company has experienced significant growth in revenues and EBITDA since 1992. The Company seeks to continue this growth through a strategy based on its ongoing commitment to the provision of high-quality healthcare services while positioning itself to take advantage of the changing healthcare environment. The Company seeks to implement its strategy by: (i) selectively building and acquiring skilled nursing facilities in markets with attractive regulatory, reimbursement and demographic environments while maintaining the geographical clustering of its facilities, (ii) developing assisted living and retirement facilities on sites adjacent or in close proximity to its nursing facilities,
(iii) continually improving its quality mix by increasing its subacute care, rehabilitative therapy and assisted living services, (iv) expanding the UPC Health Network, (v) maintaining its focus on smaller urban communities and (vi) continuing to emphasize ownership of assets.

THE ARBOR ACQUISITION

     Consistent with the Company's strategy, the Company acquired Arbor for an aggregate purchase price of $429 million, including the repayment of approximately $109 million of Arbor's debt. The Acquisition solidifies the Company's position as one of the top ten operators of long-term care facilities in the United States and enhances and complements the Company's presence in Florida and Ohio. In addition, the Acquisition provides the Company with eight approved CONs for 791 new beds, 80 of which are in Ohio (which currently has a moratorium on new CONs). The Company estimates that 431 of the 791 beds will be constructed in 1998, representing four new facilities and one facility addition. Two of the approved CONs for an aggregate of 240 new beds have been appealed by other providers and therefore are not yet final. The Company intends to build such additional facilities upon resolution of such appeals in the Company's favor. The Acquisition will also provide the Company and Arbor with increased access to managed care contracts, cross selling opportunities for their pharmacy businesses and an extension of their group purchasing services. Furthermore, given Arbor's size and the geographic overlap with the Company, annual cost savings are anticipated to be achieved in staff related areas, corporate general and administrative functions and pharmacy overhead.

     The following table illustrates the sources and uses of funds for the Acquisition, as of September 30, 1997, on a pro forma basis, assuming the Acquisition and the Financing Transactions had occurred on such date (dollars in thousands).

    Sources of Funds
      New Credit Facilities
         Revolving Credit Facility(1)........................................    $  59,830
         Tranche A Term Loan Facility due 2003...............................      200,000
         Tranche B Term Loan Facility due 2004...............................      200,000
      Senior Subordinated Notes due 2007(2)..................................      200,000
      Equity from Extendicare................................................       44,600
                                                                                  --------
         Total Sources.......................................................    $ 704,430
                                                                                  ========
    Uses of Funds
      Purchase price(3)......................................................    $ 320,400
      Refinancing of existing debt(4)........................................      359,030
      Estimated transaction fees and expenses................................       25,000
                                                                                  --------
         Total Uses..........................................................    $ 704,430
                                                                                  ========

---------------

(1) The Revolving Credit Facility has a total availability of $200,000, leaving unused borrowing capacity thereunder of approximately $108,170 (net of letters of credit in the amount of $32,000).

(2) The net proceeds from the sale of the Outstanding Notes were used to repay the Tranche C Loan Facility under the New Credit Facilities, which was used to finance the Tender Offer.

(3) Includes the cost of 7,266,218 shares of Arbor stock at $45 per share, net of approximately $6,500 of proceeds related to the exercise of Arbor stock options.

(4) Includes refinancing of approximately $243,970 of the Company's indebtedness and $108,660 of Arbor's indebtedness, and approximately $6,400 of debt prepayment penalties, net of tax.

     The Company is an indirect wholly owned subsidiary of Extendicare Inc. ("Extendicare"), which is based in Toronto, Canada. Extendicare is the sixth largest (by total number of beds) operator of long-term care facilities and hospitals in North America (United States and Canada), with resident capacity as of September 30, 1997 of 28,411 in 281 facilities. All of Extendicare's U.S. healthcare operations are conducted through the Company, which accounted for approximately 76% of Extendicare's total revenues and 80% of total EBITDA in fiscal 1996. In addition to operations in the United States, Extendicare operates 60 nursing and retirement facilities and four hospitals in Canada and 15 nursing facilities and one hospital in the United Kingdom. Extendicare's subordinate voting shares are listed for trading on The Toronto Stock Exchange, the Montreal Exchange and the New York Stock Exchange. As of November 24, 1997, Extendicare had a market capitalization of approximately $1.0 billion.

     The Company is located at 105 West Michigan Street, Milwaukee, Wisconsin 53203. The Company's telephone number is (414) 271-9696.

                               THE EXCHANGE OFFER

Securities Offered.........  Up to $200,000,000 principal amount of 9.35% Senior
                             Subordinated Notes Due 2007, which have been registered under the Securities Act. The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if the Exchange Offer is not consummated or a shelf registration statement is not declared effective on or prior to April 6, 1998, the per annum interest rate of the Outstanding Notes will increase by 0.5% per annum for the first 90 days following such date and will increase by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum.

The Exchange Offer.........  The Exchange Notes are being offered in exchange for a like principal amount of Outstanding Notes. The issuance of the Exchange Notes is intended to satisfy obligations of the Company contained in the Registration Rights Agreement. The Exchange Notes evidence the same debt as the Outstanding Notes and will be issued, and holders thereof are entitled to the same benefits as holders of the Outstanding Notes, under the Indenture (as defined herein).

Tenders, Expiration Date;
  Withdrawal...............  The Exchange Offer will expire at 5:00 p.m., New
                             York City time on           , 1998, or such later
                             date and time to which it is extended. Tenders of Outstanding Notes may be withdrawn at any time prior to the Expiration Date. Any Outstanding Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer" for a description of the procedures for tendering the Outstanding Notes.

Federal Income Tax
  Consequences.............  The exchange pursuant to the Exchange Offer should not result in income, gain or loss to the holders of Notes who participate in the Exchange Offer or to the Company for U.S. federal income tax purposes. See "Certain Income Tax Considerations".

Use of Proceeds............  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer.

Exchange Agent.............  The Bank of Nova Scotia Trust Company of New York
                             is serving as Exchange Agent (the "Exchange Agent") pursuant to the Exchange Offer.

  CONSEQUENCES OF EXCHANGING OUTSTANDING NOTES PURSUANT TO THE EXCHANGE OFFER

     The Company is making the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Commission") as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by a holder thereof, other than (i) a broker-dealer who purchased such Outstanding Notes directly from the Company for resale pursuant to Rule 144A or other available exemptions under the Securities Act or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Holders of Outstanding Notes accepting the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. A secondary resale transaction in the United States by a holder who is using the Exchange Offer to participate in the distribution of Exchange Notes must be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

     Each broker-dealer (other than an "affiliate" of the Company) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for the Exchange Offer Registration Period, the Company will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale; provided, however, that the Company shall not be required to maintain the effectiveness of the Registration Statement for more than 60 days following the consummation of the Exchange Offer unless the Company has been notified in writing on or prior to the 60th day following the consummation of the Exchange Offer by one or more broker-dealers that such holder has received Exchange Notes as to which it will be required to deliver this Prospectus upon resale. See "Plan of Distribution". Any broker-dealer who is an affiliate of the Company may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions. See "The Exchange Offer".

                   SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

     The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if the Exchange Offer is not consummated or a shelf registration statement is not declared effective on or prior to April 6, 1998, the per annum interest rate of the Outstanding Notes will increase by 0.5% per annum for the first 90 days following such date and will increase by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum. The Exchange Notes will bear interest from the last interest payment date of the Outstanding Notes to occur prior to the issue date of the Exchange Notes or, if no such interest has been paid, from December 2, 1997. Holders of the Outstanding Notes whose Outstanding Notes are accepted for exchange will not receive interest on such Outstanding Notes for any period subsequent to the last interest payment date to occur prior to the issue date of the Exchange Notes or, if no such interest has been paid, from December 2, 1997, and will be deemed to have waived the right to receive any interest payment on the Outstanding Notes accrued from and after such date.

Issuer.....................  Extendicare Health Services, Inc.

Securities Offered.........  $200,000,000 aggregate principal amount of 9.35%
                             Senior Subordinated Notes Due 2007.

Maturity Date..............  December 15, 2007.

Interest Payment Dates.....  June 15 and December 15, commencing June 15, 1998.

Note Guarantees............  The Notes are unconditionally guaranteed on a senior subordinated basis by each of the existing and future U.S. subsidiaries of the Company (including Arbor and its U.S. subsidiaries but excluding inactive subsidiaries as of the closing date of the offering of the Outstanding Notes). Each of the Note Guarantees (as defined herein) is a guarantee of payment and not of collection. See "Description of the Notes -- Notes Guarantees."

Subordination..............  The Notes are general unsecured obligations of the
                             Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, which include borrowings under the New Credit Facilities. The Notes are also effectively subordinated to all existing and future Senior Indebtedness of the Guarantors. At September 30, 1997, on a pro forma basis after giving effect to the Acquisition, the Financing Transactions and the application of the net proceeds therefrom, the aggregate amount of indebtedness (excluding intercompany indebtedness) that would have effectively ranked senior to the Notes and the Note Guarantees would have been approximately $521.7 million, and the Company would have had additional availability of $108.2 million (net of letters of credit of $32 million) under the New Credit Facilities, all of which would be Senior Indebtedness, if borrowed. The Note Guarantees are subordinated in right of payment to all existing and future Senior Indebtedness of the relevant Guarantor. See "Description of the Notes -- Subordination;" and "Description of the Notes -- Subordination of Note Guarantees; Release of Note Guarantees."

Optional Redemption........  On or after December 15, 2002, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, at any time or from time to time prior to December 15, 2000, the Company may redeem, on one or more occasions, up to 35% of the sum of (i) the initial aggregate principal amount of the Notes and (ii) the initial aggregate principal amount of any Additional Notes with the net proceeds of one or more Equity Offerings at a redemption price equal to 109.35% of the principal amount thereof, plus accrued interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date); provided that, immediately after giving effect to such redemption, at least 65% of the sum of (i) the initial aggregate principal amount of the Notes and
                             (ii) the initial aggregate principal amount of any Additional Notes remain outstanding; provided further that such redemptions shall occur within 60 days of the date of closing of each Equity Offering. See "Description of the Notes -- Optional Redemption."

Mandatory Redemption.......  None, except at maturity on December 15, 2007.

Change of Control..........  Upon a Change of Control (as defined herein), the
                             Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase. See "Description of the Notes -- Repurchase at Option of Holders -- Change of Control."

Covenants..................  The indenture pursuant to which the Notes are issued (the "Indenture") restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens to secure pari passu or subordinated indebtedness, sell stock of subsidiaries, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of payment to the Notes. See "Description of the Notes -- Certain Covenants."

Use of Proceeds............  The Company will not receive any proceeds from the
                             Exchange Offer.

                                  RISK FACTORS

     For a discussion of certain matters that should be considered by prospective investors in connection with this offering, see "Risk Factors."

    SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following presents summary unaudited pro forma condensed consolidated financial information of the Company and Arbor for the last twelve months ended September 30, 1997, the nine months ended September 30, 1997 and the year ended December 31, 1996. The pro forma statements of operations give effect to the Acquisition, the Financing Transactions and the acquisition of the assets of Medi-Management, Inc. ("Medi-Management") as if each such transaction had occurred at the beginning of each such period, respectively. The pro forma balance sheet information was prepared as if the Acquisition and the Financing Transactions had occurred on September 30, 1997. For further information regarding the acquisition of the assets of Medi-Management, see "Management's Discussion and Analysis -- The Company -- Acquisitions."

     The summary unaudited pro forma condensed consolidated financial information does not necessarily reflect the results of operations or the financial positions of the Company and Arbor that actually would have resulted had the Acquisition, the Financing Transactions and the acquisition of the assets of Medi-Management been consummated as of the dates referred to above. Accordingly, such information should not be viewed as fully representative of the past performance of the Company or Arbor or indicative of future results. The summary unaudited pro forma condensed consolidated financial information should be read together with the Unaudited Pro Forma Condensed Consolidated Financial Information, the EHSI Consolidated Financial Statements, the EHSI Unaudited Interim Consolidated Financial Statements, the Arbor Consolidated Financial Statements and the Arbor Unaudited Interim Consolidated Financial Statements included elsewhere in this Prospectus.

                                                      LAST TWELVE      NINE MONTHS         YEAR
                                                      MONTHS ENDED        ENDED           ENDED
                                                       SEPTEMBER      SEPTEMBER 30,    DECEMBER 31,
                                                        30, 1997          1997             1996
                                                      ------------    -------------    ------------
                                                      (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
PRO FORMA INCOME STATEMENT DATA:
Revenues...........................................    $1,135,564      $   854,715      $1,066,110
Costs and expenses:
  Operating........................................       916,122          692,560         867,100
  General and administrative.......................        47,309           35,729          42,942
  Lease costs......................................        13,677           10,434          13,223
  Depreciation and amortization....................        52,300           39,239          48,477
  Interest, net....................................        54,036           40,375          54,496
  Other, net.......................................           258              132             494
                                                       ----------      -----------      ----------
                                                        1,083,702          818,469       1,026,732
                                                       ----------      -----------      ----------
Earnings from operations...........................        51,862           36,246          39,378
Earnings before minority interests and
  extraordinary items..............................    $   29,521      $    20,680      $   20,990
Net earnings before extraordinary items............    $   28,657      $    20,019      $   20,554
Earnings per share before extraordinary items......    $       30      $        21      $       22
Weighted average shares outstanding................           947              947             947
PRO FORMA BALANCE SHEET DATA (AT PERIOD END):
Working capital....................................                    $    90,483
Total assets.......................................                      1,219,666
Long-term debt.....................................                        677,541
Shareholder's equity...............................                        270,204
PRO FORMA OTHER DATA:
Property and equipment capital expenditures........    $   77,052      $    55,321      $   77,044
Ratio of earnings to fixed charges(1)..............           1.8x             1.8x            1.6x

                                                      LAST TWELVE      NINE MONTHS         YEAR
                                                      MONTHS ENDED        ENDED           ENDED
                                                       SEPTEMBER      SEPTEMBER 30,    DECEMBER 31,
                                                        30, 1997          1997             1996
                                                      ------------    -------------    ------------
                                                      (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
Operating Data:
Number of facilities (end of period)(2)
  Nursing..........................................           194              194             190
  Assisted living and retirement...................            38               38              31
Resident capacity (end of period)(2)
  Nursing (beds)...................................        20,985           20,985          20,764
  Assisted living and retirement (units)...........         1,480            1,480           1,140
Average occupancy rate
  Nursing..........................................            89%              89%             89%
  Assisted living and retirement(3)................            87               87              86
Payor source as percentage of total revenue
  Private pay......................................            33%              33%             32%
  Medicare.........................................            30               31              30
  Medicaid.........................................            37               36              38

---------------

(1) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

(2) Includes managed facilities.

(3) Reflects occupancy rate for assisted living and retirement facilities following one year of operation as a Company facility.

                       SUMMARY HISTORICAL FINANCIAL DATA

     Set forth below and on the next three pages are summary historical financial data for the Company and Arbor.

THE COMPANY -- HISTORICAL

     The following table presents summary historical data of the Company as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 and the nine months ended September 30, 1997 and 1996. The financial information presented for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from the consolidated financial statements of the Company as audited by KPMG Peat Marwick LLP, independent certified public accountants (together with the notes thereto and the accountants' report thereon, the "EHSI Consolidated Financial Statements"). The financial information presented for the nine months ended September 30, 1997 and 1996, has been derived from the unaudited interim consolidated financial statements of the Company (together with the notes thereto, the "EHSI Unaudited Interim Consolidated Financial Statements") and, in the opinion of management of the Company, reflects a fair presentation of the Company's financial information. The following information should be read in conjunction with the EHSI Consolidated Financial Statements, the EHSI Unaudited Interim Consolidated Financial Statements and "Management's Discussion and Analysis -- The Company" included elsewhere in this Prospectus.

                                              NINE MONTHS
                                                 ENDED
                                             SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                          --------------------    --------------------------------------------------------
                                          1997(1)       1996        1996        1995        1994        1993        1992
                                          --------    --------    --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
INCOME STATEMENT DATA:
Revenues:
  Routine care and assisted living.....   $413,633    $395,333    $526,486    $498,140    $470,310    $436,663    $417,048
  Medical specialty....................    243,001     213,928     290,515     242,339     188,419     154,543     112,155
  Other................................      6,799       4,844       7,346       6,649       6,265       6,065       5,566
                                          --------    --------    --------    --------    --------    --------    --------
                                           663,433     614,105     824,347     747,128     664,994     597,271     534,769
Costs and expenses:
  Operating............................    543,234     508,815     677,159     626,405     559,744     507,088     446,323
  General and administrative...........     27,648      24,239      33,262      28,672      24,944      23,004      22,446
  Lease costs..........................      7,132       6,560       8,756       9,005       8,920       8,705       8,486
  Depreciation and amortization........     24,538      21,979      29,703      25,872      23,092      21,378      19,686
  Interest, net........................     13,633      14,011      18,477      14,776      13,083      12,094      12,703
                                          --------    --------    --------    --------    --------    --------    --------
                                           616,185     575,604     767,357     704,730     629,783     572,269     509,644
                                          --------    --------    --------    --------    --------    --------    --------
Earnings from operations...............     47,248      38,501      56,990      42,398      35,211      25,002      25,125
Net earnings...........................   $ 28,630    $ 22,859    $ 34,008    $ 25,521    $ 21,709    $ 22,306    $ 20,117
Earnings per share.....................   $     30    $     24    $     36    $     27    $     23    $     24    $     21
Dividends per share (dollars)..........         --          --          --          --    $  10.56          --          --
Weighted average shares outstanding....        947         947         947         947         947         947         947
BALANCE SHEET DATA (AT PERIOD END):
Working capital........................   $ 60,764                $ 60,492    $ 38,555    $ 23,858    $ 30,033    $  8,435
Total assets...........................    683,473                 591,851     525,634     444,664     394,600     374,638
Long-term debt.........................    256,397                 222,954     196,769     166,808     153,184     153,135
Shareholder's equity...................    233,834                 201,521     167,513     141,992     130,283     117,586
OTHER DATA:
Ratio of earnings to fixed
  charges(2)...........................        3.6x        3.2x        3.5x        3.1x        3.0x        2.4x        2.4x
Property and equipment capital
  expenditures.........................   $ 41,311    $ 36,896    $ 53,581    $ 56,469    $ 35,271    $ 18,779    $ 20,832

                                              NINE MONTHS
                                                 ENDED
                                             SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                          --------------------    --------------------------------------------------------
                                          1997(1)       1996        1996        1995        1994        1993        1992
                                          --------    --------    --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
OPERATING DATA:
Number of facilities (end of period)(3)
  Nursing..............................        163         157         155         152         150         144         146
  Assisted living and retirement.......         38          31          31          22          16          13           9
Resident capacity (end of period)(3)
  Nursing (beds).......................     17,289      17,120      16,644      16,551      16,425      15,833      16,195
  Assisted living and retirement
    (units)............................      1,480       1,140       1,140         874         708         562         473
Average occupancy rate
  Nursing..............................         88%         89%         89%         89%         91%         93%         93%
  Assisted living and retirement(4)....         87          88          86          88          89          90          89
Payor source as a percentage of total
  revenue
  Private pay..........................         33%         32%         32%         33%         35%         36%         37%
  Medicare.............................         31          30          30          26          22          19          16
  Medicaid.............................         36          38          38          41          43          45          47

---------------

(1) Includes the acquisition of the assets of Medi-Management on May 31, 1997 for approximately $24,000 and assumed debt of approximately $9,200. See "Management's Discussion and Analysis -- The Company -- Acquisitions."

(2) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

(3) Includes managed facilities.

(4) Reflects occupancy rate for assisted living and retirement facilities following one year of operation as a Company facility.

ARBOR -- HISTORICAL

     The following table presents summary historical data of Arbor as of and for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 and the nine months ended September 30, 1997 and 1996. The financial information presented for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from the consolidated financial statements of Arbor as audited by Ernst & Young LLP, independent auditors, except as noted below (together with the notes thereto and the auditors' report thereon, the "Arbor Consolidated Financial Statements"). The financial information presented for the nine months ended September 30, 1997 and 1996, has been derived from the unaudited interim consolidated financial statements of Arbor (together with the notes thereto, the "Arbor Unaudited Interim Consolidated Financial Statements") and, in the opinion of management of Arbor, reflects a fair presentation of Arbor's financial information. The following information should be read in conjunction with the Arbor Consolidated Financial Statements, the Arbor Unaudited Interim Consolidated Financial Statements and "Management's Discussion and Analysis -- Arbor" included elsewhere in this Prospectus.

                                                NINE MONTHS
                                                   ENDED
                                               SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                            --------------------    --------------------------------------------------------
                                              1997        1996        1996        1995        1994        1993        1992
                                            --------    --------    --------    --------    --------    --------    --------
                                                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues
  Subacute care..........................   $ 94,623    $ 82,971    $113,123    $100,945    $ 82,874    $ 62,008    $ 38,562
  Basic care.............................     63,901      62,722      84,015      75,931      65,615      60,999      55,974
  Pharmacy and other.....................     22,680      15,385      21,639      15,282      10,302       9,273      11,806
                                            --------    --------    --------    --------    --------    --------    --------
Total net revenues.......................    181,204     161,078     218,777     192,158     158,791     132,280     106,342
Expenses
  Operating..............................    141,614     127,011     171,170     151,922     126,249     104,883      83,995
  General corporate......................      8,081       7,123       9,680       8,992       7,353       6,230       4,460
  Operating lease rental.................      3,292       3,410       4,450       4,301       4,062       3,939       4,289
  Interest...............................      6,106       5,161       7,108       5,822       4,642       5,043       4,700
  Depreciation and amortization..........      7,928       6,498       8,924       7,450       5,636       4,436       3,661
                                            --------    --------    --------    --------    --------    --------    --------
Total expenses...........................    167,021     149,203     201,332     178,487     147,942     124,531     101,105
                                            --------    --------    --------    --------    --------    --------    --------
Income from operations...................     14,183      11,875      17,445      13,671      10,849       7,749       5,237
Net income (unaudited pro forma for
  1993 and 1992)(1)......................   $  8,558    $  6,956    $ 10,223    $  8,452    $  6,903    $  4,884    $  3,236
Net income per share (unaudited pro forma
  for 1993 and 1992)(1)..................   $   1.22    $   1.00    $   1.47    $   1.23    $   1.01    $   0.82    $   0.60
Weighted average shares outstanding
  (000's)................................      7,035       6,970       6,969       6,881       6,842       5,986       5,408
BALANCE SHEET DATA (AT PERIOD END):
Working capital..........................   $ 18,325                $ 14,422    $  4,207    $ 10,175    $ 11,857    $  9,609
Total assets.............................    233,895                 209,474     178,783     136,591     116,311     100,651
Long-term obligations, less current
  maturities.............................    103,720                  94,643      74,741      52,956      48,354      57,426
Stockholders' equity and redeemable
  stock..................................     75,102                  66,016      55,628      46,485      39,575      19,098
OTHER DATA:
Ratio of earnings to fixed charges(2)....        2.9x        2.7x        2.9x        2.7x        2.7x        2.2x        1.8x
Property and equipment capital
  expenditures...........................   $ 14,010    $ 18,417    $ 23,463    $ 23,159    $ 18,549    $ 13,795    $ 18,119
OPERATING DATA:
Number of facilities (end of
  period)(3).............................         31          29          30          27          25          23          22
Resident capacity (end of period)(3).....      3,696       3,458       3,578       3,244       2,996       2,767       2,637
Average occupancy rate(4)................         91%         89%         89%         89%         88%         89%         88%
Payor source as a percentage of total
  revenue
  Private pay(5).........................         36%         33%         34%         33%         35%         37%         41%
  Medicare...............................         32          35          34          36          34          29          21
  Medicaid...............................         32          32          32          31          31          34          38

                                                   (footnotes on following page)

(1) Unaudited pro forma net income resulted from pro forma income taxes which include income taxes computed as if Marshall Properties, Inc. had been included in Arbor's consolidated group for income tax purposes prior to its acquisition and pooling of interests effective June 30, 1993.

(2) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

(3) Includes managed facilities.

(4) Represents total billed patient days divided by total available days with respect to owned and leased facilities.

(5) Private revenues as classified by Arbor include reimbursement received from individuals, HMOs, PPOs, indemnity insurers, and other charge-based sources, the management of one center and in 1992 the development of facilities for others.

                                  RISK FACTORS

     In addition to other information contained in this Prospectus, holders of Outstanding Notes should carefully consider the following factors before tendering their Outstanding Notes in the Exchange Offer, although the risk factors set forth below (other than "-- Consequences of Failure to Exchange") are generally applicable whether or not the Outstanding Notes are exchanged.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Outstanding Notes under the Securities Act. In addition, the tender of Outstanding Notes pursuant to the Exchange Offer may have an adverse effect upon holders of, and may increase the volatility of the market price of, the Outstanding Notes due to a reduction in liquidity. Based on interpretations by the staff of the Commission, Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holders' business and such Holders have no arrangement or understanding with any person to participate in the distribution of Exchange Notes. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. If any Holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer (other than an "affiliate" of the Company) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for the Exchange Offer Registration Period, the Company will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale; provided, however, that the Company shall not be required to maintain the effectiveness of the Registration Statement for more than 60 days following the consummation of the Exchange Offer unless the Company has been notified in writing on or prior to the 60th day following the consummation of the Exchange Offer by one or more broker-dealers that such holder has received Exchange Notes as to which it will be required to deliver this Prospectus upon resale. See "Plan of Distribution". In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to register or qualify the sale of the Exchange Notes in any such jurisdictions. See "The Exchange Offer; Registration Rights -- Consequences of Failure to Exchange; Resale of Exchange Notes".

     Issuance of the Exchange Notes in exchange for the Outstanding Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Outstanding Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Outstanding Notes desiring to tender such Outstanding Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Outstanding Notes for exchange. Outstanding Notes that are not tendered or that are tendered but not accepted by the Company for exchange, will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act and, upon consummation of the Exchange Offer, certain registration rights under the Registration Rights Agreement will terminate.

SUBSTANTIAL LEVERAGE

     The Company is highly leveraged and has significant debt service obligations. As of September 30, 1997, after giving pro forma effect to the Acquisition and the Financing Transactions, the Company would have had approximately $677.5 million of consolidated long-term indebtedness outstanding which would have represented approximately 71% of its total capitalization. See "Capitalization." Subject to certain limitations, the New Credit Facilities and the Indenture permit the Company and its subsidiaries to incur additional indebtedness.

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) all of the indebtedness incurred under the New Credit Facilities is scheduled to become due prior to the time any principal payments are required on the Notes;
(iv) certain of the Company's borrowings are and will continue to be at variable rates of interest, which causes the Company to be vulnerable to increases in borrowing rates; and (v) certain of the Company's indebtedness contains financial and other restrictive covenants which, if breached, could result in an event of default under such indebtedness.

     The ability of the Company to service its indebtedness, and to comply with the financial and restrictive covenants contained in the New Credit Facilities and the Indenture, is dependent upon the Company's future performance and business growth which are subject to financial, economic, competitive, regulatory and other factors affecting the Company, many of which are beyond its control. There can be no assurance that the Company will be able to generate sufficient cash flow to meet its debt service obligations. If the Company is unable to generate sufficient funds to meet its debt service obligations, it may be required to refinance some or all of such debt, sell assets or raise additional equity. No assurance can be given that such refinancings, asset sales or equity sales could be accomplished or, if accomplished, would raise sufficient funds to meet its debt service obligations. The Company's high degree of leverage and related financial covenants could have a material adverse effect on its ability to withstand competitive pressures or adverse economic conditions, make material acquisitions, obtain future financing or take advantage of business opportunities that may arise. In addition, a downturn in general economic conditions or in its business could have a material adverse effect on the Company's ability to meet its debt service obligations or to conduct its business in the ordinary course.

RESTRICTIVE COVENANTS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The Indenture restricts, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens to secure pari passu or subordinated indebtedness, sell stock of subsidiaries, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of payment to the Notes. In addition, the New Credit Facilities contain more extensive and restrictive covenants and restrictions than the Indenture and also require the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will be able to maintain those ratios or meet those tests. A breach of any of these covenants could result in a default under the New Credit Facilities and under the Indenture. Upon the occurrence of an event of default under the New Credit Facilities, depending on actions taken by the lenders under the New Credit Facilities, the Company could be prohibited from making any payments of principal or interest on the Notes. Furthermore, such lenders could elect to declare all amounts outstanding under the New Credit Facilities, including accrued interest or other obligations, to be immediately due and payable. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. If any Senior Indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company, including the Notes. See "-- Subordination of Notes and Note Guarantees; Asset Encumbrances; Holding Company Structure," "Description of Certain Indebtedness -- New Credit Facilities" and "Description of the Notes -- Subordination."

SUBORDINATION OF NOTES AND NOTE GUARANTEES; ASSET ENCUMBRANCES; HOLDING COMPANY STRUCTURE

     The Notes are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including borrowings under the New Credit Facilities. In addition, each Note Guarantee is similarly subordinated in right of payment to all existing and future Senior Indebtedness of the relevant Guarantor, including such Guarantor's guarantee of the Company's indebtedness under the New Credit Facilities. The aggregate principal amount of Senior Indebtedness of the Company, as of September 30, 1997, would have been $521.7 million on a pro forma basis after giving effect to the Acquisition, the Financing Transactions and the application of the net proceeds therefrom and the Company would have had additional availability of $108.2 million (net of letters of credit in the amount of $32 million) under the New Credit Facilities, all of which would be Senior Indebtedness if borrowed. The aggregate amount of Senior Indebtedness of the Guarantors, as of September 30, 1997 on a pro forma basis after giving effect to the Acquisition and the Financing Transactions, would have been $505 million (including obligations of such Guarantors under guarantees of $459.8 million of Senior Indebtedness of the Company under the New Credit Facilities). Additional Senior Indebtedness may be incurred by the Company and the Guarantors from time to time, subject to certain restrictions. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company and the Guarantors will be available to pay obligations on the Notes only after all Senior Indebtedness of such entities has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. In addition, under certain circumstances the Company will not be permitted to pay its obligations under the Notes in the event of a default under certain Senior Indebtedness. See "Description of the Notes -- Subordination"; "Description of the Notes -- Subordination of Note Guarantees; Release of Note Guarantees."

     In addition to being subordinated to all existing and future Senior Indebtedness of the Company, the Notes are not secured by any of the Company's assets. The obligations of the Company under the New Credit Facilities are secured by a security interest in the capital stock of the Company and its U.S. subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under the New Credit Facilities is accelerated, the lenders under the New Credit Facilities would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the New Credit Facilities. Accordingly, such lenders will have a prior claim with respect to such assets.

     The Company is a holding company and, accordingly, its cash flow and ability to service debt, including the Notes, is dependent upon the earnings of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, dividends or otherwise or pursuant to a Guarantor's guarantee of the Notes. Moreover, while the Notes are guaranteed on a subordinated, unsecured basis by the Guarantors, the Guarantors are obligors with respect to substantial indebtedness, including in their capacity as guarantors under the New Credit Facilities on a senior basis, and the capital stock of the Guarantors is pledged to secure amounts borrowed thereunder. See also "Risk Factors -- Fraudulent Conveyance Statutes."

ABILITY TO SUCCESSFULLY INTEGRATE ARBOR

     The integration and consolidation of Arbor into the Company following the Acquisition will require substantial management, financial and other resources and may pose risks with respect to results of operations and market share. While the Company believes that it has sufficient financial and management resources to accomplish the integration of Arbor, there can be no assurance in this regard or that the Company will not experience difficulties with customers, personnel or others. In addition, although the Company's management believes that the Acquisition will enhance the competitive position and business prospects of the Company, there can be no assurance that such benefits will be realized or that the combination of the Company and Arbor will be successful.

     As the Company adapts to the current healthcare environment and integrates Arbor, it will make certain operational changes, including the consolidation of operations, designed to improve the future profitability of the Company. There can be no assurance, however, as to the timing or amount of any cost savings that are actually realized as a result of such operational changes. These operational changes may also result in significant disruption to the Company's operations, which could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis -- The Company."

POTENTIAL ADVERSE EFFECT OF BALANCED BUDGET ACT OF 1997 AND OTHER HEALTHCARE REFORMS

     In recent years, an increasing number of legislative proposals have been adopted at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Medicare and Medicaid. In an effort to limit the United States federal budget deficit, the Clinton Administration and Congress recently approved the Balanced Budget Act of 1997 (the "Balanced Budget Act"). The Balanced Budget Act seeks to achieve a balanced federal budget by, among other things, reducing federal spending on the Medicare and Medicaid programs. The law contains numerous changes in the methodology of Medicare payments to skilled nursing facilities and, among other things, repeals the federal payment standard for Medicaid nursing facilities and hospitals. See "Business -- Sources of Revenue." There can be no assurance that these changes will not adversely affect the Company.

     The Company expects that there may continue to be numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment and availability of healthcare services, including proposals that will further limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted in addition to the Balanced Budget Act or, if any such proposals are adopted, what effect such proposals will have on the Company's business. See "-- Reimbursement by Third-Party Payors". There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have any adverse effect on the Company or that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in the healthcare and related industries and may similarly affect the price of the Notes in the future. See "-- Government Regulation" and "Business -- Government Regulation."

RISKS RELATED TO MANAGED CARE STRATEGY

     Managed care payors and traditional indemnity insurers have experienced pressure from their policyholders to curb or reduce the growth in premiums paid to such organizations for healthcare services. HMOs are applying pressure to healthcare providers to reduce prices or to share in the financial risk of providing care through alternate fee structures such as exceptional or fixed case rates. Given the increasing importance of managed care in the healthcare marketplace and the continued cost containment pressures for Medicare and Medicaid, the Company is concentrating on developing managed care contracts. Additionally, the Company is establishing a network of services to meet the needs of managed care organizations. The success of the Company's managed care strategy will depend in large part on its ability to increase demand for post-acute services among managed care organizations, to obtain favorable agreements with managed care organizations and to manage effectively its operations and healthcare delivery costs through various methods, including utilization management and competitive pricing for purchased services. There can be no assurance that pricing pressures faced by healthcare providers will not have a significant adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION

     The provision of institutional care through nursing facilities is subject to regulation by various federal, state and local governmental authorities in the United States. There can be no assurance that such authorities will not impose additional restrictions on the Company's activities that might adversely affect the Company's business.

     Nursing facilities, assisted living facilities and other healthcare businesses, including institutional pharmacy operations, are subject to annual licensure and other regulatory requirements of state and local authorities. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the Social Security Act and the regulations thereunder. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, physical environment and administration. Nursing and assisted living facilities are generally subject to unannounced annual inspections by state or local authorities for purposes of relicensure and nursing facilities for purposes of recertification under Medicare and Medicaid.

     In 1987, the United States Congress passed the Omnibus Budget Reconciliation Act which included extensive revisions to the Medicare and Medicaid statutory requirements for nursing facilities. These provisions prescribe an outcome-oriented approach to the provision of services and require that each resident receive the necessary care and services to attain or maintain the highest practicable physical, mental and psychosocial well-being in accordance with the resident's individualized assessment and plan of care. The rules also established requirements for survey, certification and enforcement procedures. The Health Care Financing Administration of the Department of Health and Human Services ("HCFA") promulgated regulations, effective July 1, 1995, to implement the survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. Surveys are generally conducted on an unannounced annual basis by state survey agencies. Remedies are assessed for deficiencies based upon the scope and severity of the cited deficiencies. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor performing facilities from the program. Remedies range from directed plans of correction, directed in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil money penalties up to $3,000 per day for deficiencies that do not constitute immediate jeopardy to resident health and safety; and appointment of temporary management, termination from the program and civil money penalties of up to $10,000 for one or more deficiencies that constitute immediate jeopardy to resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by HCFA prior to implementation. From time to time, the Company receives notices from federal and state regulatory agencies relating to alleged deficiencies for failure to comply with all components of the regulations. While the Company does not always agree with the positions taken by the agencies, the Company reviews such notices and takes corrective action when appropriate. Due to the fact that the new regulatory process provides the Company with limited appeal rights, many alleged deficiencies are not challenged even if the Company is not in agreement with the allegation.

     The July 1995 regulation mandates that facilities which are not in substantial compliance and do not correct deficiencies within a certain time frame must be terminated from the Medicare and/or Medicaid programs. Generally, the facility has no more than six months from deficiency identification to correct the deficiency, but shorter time frames apply when immediate jeopardy to the health or safety of the residents is alleged by the survey agency. While the Company endeavors to comply with all applicable regulatory requirements, from time to time certain of the Company's nursing facilities have been subject to various sanctions and penalties as a result of deficiencies alleged by HCFA or state survey agencies. While in certain instances denial of certification or licensure revocation actions have been threatened, no such actions are currently pending. There can be no assurance that the Company will not be subject to such sanctions and penalties in the future.

     The Company's acquisition and construction of additional nursing facilities are subject to state regulation. All of the states in which the Company currently operates (other than Idaho) have adopted CONs and other laws to regulate expansion, which generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the changes or the occurrence of certain capital expenditures. Certain states have also passed legislation, enacted rules and regulations and adopted policies that prohibit, restrict or delay the issuance of CONs. In addition, in most states the reduction of beds or the closure of a facility requires the approval of the appropriate state regulatory agency and, if the Company were to determine to reduce beds or close a facility, the Company could be adversely affected by a failure to obtain or a delay in obtaining such approval. To the extent that CON or other similar approvals are required for expansion of the Company's operations, either through facility acquisitions, construction of new facilities or additions to existing facilities, or expansion or provision of new services or other changes, the Company's expansion proposals could be adversely affected by the inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals.

     The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. Such laws include the illegal remuneration provisions of the Social Security Act, which make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a person for any item or service or in return for purchasing, leasing, ordering or arranging for any good, facility, service or item paid by federal health care programs. The Office of the Inspector General ("OIG") of the Department of Health and Human Services ("HHS"), the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. The recently enacted Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the federal anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program). In the summer of 1995, OIG announced a major anti-fraud demonstration project, "Operation Restore Trust". See "Business -- Government Regulation -- Regulation of Certain Transactions." In addition, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as providers of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. A civil action to exclude a provider from the Medicaid and/or Medicare programs may be brought. There are also other civil and criminal statutes applicable to nursing facilities and other health care providers, such as those governing false claims. The Company believes it is in compliance with the foregoing statutes and regulations. However, there can be no assurance that government officials responsible for enforcing these statutes will not assert that the Company or certain transactions in which the Company is involved are in violation of these statutes.

     In its role as owner and/or operator of properties, the Company may be responsible for investigating and remedying any hazardous substances that have come to be located on the property, including such substances that may have migrated off, or emitted, discharged, leaked, escaped or been transported from, the property.

Ancillary to the Company's operations are, in various combinations, the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive, flammable and other hazardous materials, wastes, pollutants or contaminants. Such activities may result in damage to individuals, property or the environment; may interrupt operations and/or increase their costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance. There can be no assurance that the Company will not encounter such risks in the future, and such risks may have a material adverse effect on the operations or financial condition of the Company.

REIMBURSEMENT BY THIRD PARTY PAYORS

     The sources and amounts of the Company's patient revenues derived from the operation of its skilled nursing facilities are determined by a number of factors including licensed bed capacity of its facilities, occupancy rate, the mix of patients and the rates of reimbursement among payor categories (private, Medicare and Medicaid). For the first nine months of fiscal 1997 and for fiscal 1996 and 1995, the Company derived approximately 36%, 38% and 41%, respectively, of its total revenue from Medicaid, 31%, 30% and 26%, respectively, from Medicare and 33%, 32%, and 33%, respectively, from private pay sources. On a pro forma basis after giving effect to the Acquisition, for the first nine months of 1997 and fiscal 1996, the Company would have derived approximately 36% and 38%, respectively, of its total revenue from Medicaid, approximately 31% and 30%, respectively, from Medicare and approximately 33% and 32%, respectively, from private pay sources. The Company typically receives a higher rate for services to private pay and Medicare patients than for services to patients eligible for assistance under state Medicaid programs. Changes in the mix of the Company's patients among Medicaid, Medicare and private pay sources, and with respect to different types of private pay sources, can significantly affect the revenue and profitability of the Company's operations.

     Both governmental and private third party payors such as insurance companies and HMOs have employed cost containment measures designed to limit payments made to healthcare providers such as the Company. These measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage criteria which limit the services which will be reimbursed and the establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Most recently, the Balanced Budget Act requires the establishment of a prospective payment system ("PPS") for Medicare skilled nursing facilities under which facilities will be paid a federal per diem rate for virtually all covered nursing facility services. The law contains numerous other changes that will adversely affect payment to Medicare and Medicaid providers. In addition, prior to the enactment of the Balanced Budget Act, federal law required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. The Balanced Budget Act repealed this payment standard, effective for services provided on or after October 1, 1997, thereby granting states greater flexibility in establishing payment rates. There can be no assurance that budget constraints or other factors will not cause states to reduce Medicaid reimbursement to nursing facilities or that payments to nursing facilities will be made on a timely basis. Any such efforts to reduce Medicaid payment rates or failure of states to meet their Medicaid obligations on a timely basis would have a material adverse effect on the Company. See "Business -- Sources of Revenue." Furthermore, governmental reimbursement programs, including Medicare and Medicaid, are subject to statutory and regulatory changes, retroactive rate adjustments, administrative ceilings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to the Company for its services. There can be no assurance that payments under governmental and private third party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allowable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that facilities owned, leased or managed by the Company, or the provision of services and supplies by the Company, now or in the future, will continue to meet the requirements of participation in such programs. The Company could be adversely affected by the continuing efforts of governmental and private third party payors to restrain the amount of reimbursement for healthcare services. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by governments and other payors are expected to continue.

     Managed care organizations and other third party payors have continued to consolidate to enhance their ability to influence the delivery of healthcare services. These organizations are expanding their participation in the Medicare risk HMO plans and thus are providing a significant amount of Medicare services in certain regions. Changes announced in the Balanced Budget Act are expected to support the expansion of Medicare risk HMO plans. These organizations generally enter into service agreements with a limited number of providers for needed services. In addition, under the Balanced Budget Act, Provider Service Organizations ("PSOs") will be allowed to contract directly with Medicare in 1998, and receive payment based upon a capitated basis. The Company will have to be active in regions which establish PSOs in order to ensure it remains an active provider of service to the Medicare-funded PSOs. If the Company is not successful in becoming a preferred or exclusive provider to these HMOs and PSOs ensuring utilization of its contracts with such plans, its business could be materially adversely affected.

RISKS ASSOCIATED WITH REIMBURSEMENT PROCESS

     The Company's financial condition and results of operations may also be affected by the revenue reimbursement process, which in the Company's industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled. Net revenues realizable under third party payor agreements are subject to change due to examination and retroactive adjustment by payors during the settlement process. Payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain costs are not reimbursable or because additional supporting documentation is necessary. The Company recognizes revenues from third party payors and accrues estimated settlement amounts in the period in which the related services are provided. The Company estimates these settlement balances by making determinations based on its prior settlement experience and its understanding of the applicable reimbursement rules and regulations. The majority of third party payor balances are settled within two to three years following provision of services. The Company's results of operations would be materially and adversely affected if the amount actually received from third party payors in any reporting period differed materially from the amounts accrued in prior periods. The Company's financial condition and results of operations may also be affected by the timing of reimbursement payments and rate adjustments from third party payors. The Company has from, time to time, experienced delays in receiving reimbursement from intermediaries.

     For those services covered by the Medicare program, the Company is currently reimbursed for its direct costs plus an allocation of indirect costs up to a regional limit. The Company has submitted and will be required to submit exception requests to recover the costs in excess of such regional limits from Medicare. There is no assurance the Company will be able to recover such excess costs under pending or any future requests. The failure to recover these excess costs in the future would adversely affect the Company's financial position and results of operations. The Company is subject to periodic audits by the Medicare and Medicaid programs, and the paying agencies for these programs have various rights and remedies against the Company if they assert that the Company has overcharged the programs or failed to comply with program requirements. Such payment agencies could seek to require the Company to repay any overcharges or amounts billed in violation of program requirements, or could make deductions from future amounts due to the Company. Such agencies could also impose fines, criminal penalties or program exclusions.

POTENTIAL OBLIGATION FOR REIMBURSEMENTS PAID TO OPERATORS OF ACQUIRED FACILITIES

     The Company's growth strategy relies heavily on the acquisition of long-term and subacute care facilities. Regardless of the legal form of the acquisition, the Medicare and Medicaid programs often require that the Company assume certain obligations relating to the reimbursement paid to the former operators of facilities acquired by the Company. For example, the Company may be responsible for any final cost report settlements or findings in the examination process which result in the recoupment from the Company of reimbursement previously paid to the former owner if the former owner is unable to meet its repayment obligations.

RISKS ASSOCIATED WITH RELATED PARTY TRANSACTIONS

     Current Medicare regulations that apply to transactions between related parties, such as the Company's subsidiaries, are relevant to the amount of Medicare reimbursement that the Company is entitled to receive for goods and services which are charged to the Medicare program. The amount charged on related party transactions is dependent upon whether or not the related party exception applies. For transactions between each provider and the applicable related party which do not qualify for the related party exception, the transaction is recorded at cost and no profit may be earned by the related party. For transactions which do qualify for the related party exception, the transaction is recorded at fair market value.

     In order for transactions to qualify as an exception to the related party rule which requires transactions to be recorded at cost, the following conditions must be met: (i) the related party must be a bona fide organization;
(ii) a substantial part of the services of each such related party must be transacted with non-affiliated entities, and there must be an open, competitive market for such services; (iii) the services provided by each such entity commonly are obtained by long-term care facilities from other organizations, and are not a basic element of patient care provided by such facilities; and (iv) the prices charged to the Company's long-term care facilities by such entities are in line with the charges for such services in the open market, and no more than the prices charged by such entities under comparable circumstances to non-affiliated long-term care facilities.

     The related party regulations do not indicate a specific level of services that must be provided to non-affiliated entities in order to satisfy the "substantial part" requirement of such regulations. In instances where this issue has been litigated by others, no consensus has emerged as to the appropriate threshold necessary to satisfy the "substantial part" requirement. The Company believes that it satisfies the requirements for exception to the related party rules in transactions between its long-term care facilities and its UPC Health Network. If, upon audit by federal or state reimbursement agencies, such agencies found that these regulations had not been satisfied for these periods, and if, after appeal, such findings were sustained, the Company could be required to refund the difference between its cost of providing these services to any entity found to be subject to the related party regulations and the higher amount actually received.

     If the Company has failed or, in the future, fails to satisfy regulations for the related party exception with respect to inter-corporate transactions, the Medicare reimbursement that the Company received or will receive could be reduced, and as a result, the Company's financial condition could be materially and adversely affected. While the Company believes that it has satisfied, and will continue to satisfy these regulations, there can be no assurance that its position would prevail if contested by relevant reimbursement agencies. Furthermore, the Company's ability to satisfy these regulations in the future could be affected by a number of factors, including the interpretation of Medicare regulations by federal or state reimbursement agencies and the Company's ability to provide services to non-affiliated facilities.

GEOGRAPHIC CONCENTRATION

     After giving effect to the Acquisition, the Company's long-term care facilities will be located in Arkansas, Delaware, Florida, Idaho, Indiana, Kentucky, Maryland, Minnesota, Ohio, Oregon, Pennsylvania, Texas, Washington, West Virginia and Wisconsin. Any adverse change in the regulatory environment, the reimbursement rates paid under the Medicaid program or in the supply and demand for services in the states in which the Company operates, and particularly in Florida, Ohio, Pennsylvania and Wisconsin (in each of which the Company, on a pro forma basis after giving effect to the Acquisition, would have derived more than 10% of its total net revenues for fiscal 1996 and the nine months ended September 30, 1997), could have a material adverse effect on the Company.

POSSIBLE INABILITY TO IMPLEMENT GROWTH STRATEGY

     There can be no assurance that the Company will be able to continue its growth or be able to implement its strategy to expand its nursing facility operations, develop assisted living and retirement facilities, expand its subacute care and rehabilitative therapy capabilities and expand the UPC Health Network, including through acquisitions. Furthermore, there can be no assurance that suitable acquisitions, for which other healthcare companies (including those with greater financial resources than the Company) may be competing, can be accomplished on terms favorable to the Company or that financing, if necessary, can be obtained for such acquisitions on terms favorable to the Company. The Company may not be able to effectively and profitably integrate the operations of Arbor or future acquisitions or otherwise achieve the intended benefits of such acquisitions. See "-- Ability to Successfully Integrate Arbor." In addition, unforeseen expenses, difficulties, complications or delays may be encountered in connection with the expansion of operations, which could inhibit the Company's growth.

COMPETITION

     The long-term care industry in the United States is highly competitive, with companies offering a variety of similar services. The Company faces competition locally and regionally from other healthcare providers, including for-profit and not-for-profit organizations, home health agencies, institutional pharmacies, medical supplies and service agencies, and rehabilitative therapy providers. Significant competitive factors affecting the placement of residents in nursing and assisted living facilities include quality of care, services offered, reputation, physical appearance, location and, in the case of private pay residents, cost of the services. Since there is little price competition with respect to Medicaid and Medicare residents, the range of services provided by the Company's nursing facilities and their locations affect a facility's competitive position in its market. The Company's pharmacy and medical services and supplies operation and its group purchasing operation also compete with other similar operations ranging from small local operators to companies which are national in scope and distribution capability. There can be no assurance that the Company will not encounter increased competition which could adversely affect its business, results of operations or financial condition.

     The Company also competes with other providers in the acquisition and development of additional facilities. Other competitors may accept a lower rate of return and therefore present significant price competition. In addition, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company.

AVAILABILITY OF QUALIFIED PERSONNEL

     Labor costs account for a large percentage of the Company's operating expenses. In the past, the healthcare industry, including the Company's long-term care facilities, has experienced a shortage of nurses to staff healthcare operations, and, more recently, the healthcare industry has experienced a shortage of therapists. The Company is not currently experiencing a nursing or therapist shortage, but it competes with other healthcare providers for the services of nurses, therapists and other professional and non-professional employees. A nursing or therapist shortage could force the Company to pay higher salaries and make greater use of higher cost temporary or contract personnel.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent on the efforts, ability and experience of its key executive officers. The Company's continued growth and success depends on its ability to attract and retain skilled employees and on the ability of its officers and key employees to successfully manage the Company's operations. The loss of some or all of these key executive officers and skilled employees could have a material adverse impact on the Company's future results of operations.

LIABILITY, INSURANCE AND LEGAL PROCEEDINGS

     The Company's business entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits arising from operations. The Company is from time to time subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with such coverage and deductibles as it deems appropriate, based on the nature and risks of its business, historical experience and industry standards. There can be no assurance, however, that claims will not arise which are in excess of the Company's insurance coverage or are not covered by the Company's insurance coverage. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company's financial condition and results of operations. Claims against the Company, regardless of their merit or eventual outcome, would require management to devote time to matters unrelated to the operation of the Company's business and, due to publicity, may also have a material adverse effect on the Company's ability to attract residents or expand its business. In addition, the Company's insurance policies must be renewed annually and there can be no assurance that the Company will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

FRAUDULENT CONVEYANCE STATUTES

     Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company or any Guarantor, at the time it incurred the indebtedness evidenced by the Notes or its Note Guarantee, (i)(a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company or such Guarantor constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and (ii) the Company or such Guarantor received or receives less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness, the Notes and the Note Guarantee, and any pledge or other security interest securing such indebtedness, could be voided, or claims in respect of the Notes or the Note Guarantees could be subordinated to all other debts of the Company or such Guarantor, as the case may be. The voiding or subordination of any such pledges or other security interests or of any of such indebtedness could result in an Event of Default (as defined in the Indenture) with respect to such indebtedness, which could result in acceleration thereof. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by a Guarantor pursuant to a Note Guarantee could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company or such Guarantor, as the case may be.

     The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or a Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due.

     On the basis of their historical financial information, recent operating history as discussed in "Selected Consolidated Financial Information -- The Company -- Historical" and "Management's Discussion and Analysis -- The Company" and other factors, the Company and each Guarantor believes that, after giving effect to the indebtedness incurred in connection with the offering of the Outstanding Notes, it (i) will not be insolvent, will not have unreasonably small capital for the businesses in which it is engaged and will not incur debts beyond its ability to pay such debts as they mature and (ii) will have sufficient assets to satisfy any probable money judgment against it in any pending action. There can be no assurance, however, as to what standard a court would apply in making such determinations.

ABSENCE OF PUBLIC MARKET

     There is no existing market for the Exchange Notes and there can be no assurance as to the liquidity of any markets that may develop from the Exchange Notes, the ability of holders of the Exchange Notes to sell their Exchange Notes, or the prices at which holders would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes; however, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Exchange Notes offered hereby on any securities exchange.

                                THE ACQUISITION

     Extendicare, AHC Acquisition and Arbor were parties to an agreement and plan of merger, dated as of September 29, 1997 (the "Merger Agreement") pursuant to which the parties agreed to proceed with the Tender Offer and the subsequent merger of AHC Acquisition with and into Arbor (the "Merger"), with Arbor as the surviving corporation. The Tender Offer was commenced on October 3, 1997 and expired on November 25, 1997. Over 99% of the issued and outstanding common shares of Arbor (the "Shares") were tendered pursuant to the Tender Offer. On November 26, 1997, the Merger was consummated. The aggregate purchase price for all of the outstanding Shares, and the payments to be made with respect to unexercised options and warrants, was approximately $429.1 million (exclusive of transaction costs and fees), including $108.7 million utilized to repay the existing debt of Arbor.

                                USE OF PROCEEDS

     The net proceeds received by the Company from the sale of the Outstanding Notes were approximately $193.5 million, after deducting the estimated underwriting discounts and offering expenses. Such net proceeds, together with borrowings under the New Credit Facilities, were used (i) to finance the Acquisition and (ii) to refinance existing indebtedness of the Company and of Arbor and will be used, (i) to fund working capital, (ii) to finance capital expenditures and (iii) for other general corporate purposes.

     The following table illustrates the sources and uses of funds for the Acquisition, as of September 30, 1997, on a pro forma basis, assuming the Acquisition and the Financing Transactions had occurred on such date (dollars in thousands).

    Sources of Funds
      New Credit Facilities
         Revolving Credit Facility(1).....................................      $  59,830
         Tranche A Term Loan Facility due 2003............................        200,000
         Tranche B Term Loan Facility due 2004............................        200,000
      Senior Subordinated Notes due 2007(2)...............................        200,000
      Equity contribution from Extendicare................................         44,600
                                                                                 --------
         Total Sources....................................................      $ 704,430
                                                                                 ========
    Uses of Funds
      Purchase price(3)...................................................      $ 320,400
      Refinancing of existing debt(4).....................................        359,030
      Estimated transaction fees and expenses.............................         25,000
                                                                                 --------
         Total Uses.......................................................      $ 704,430
                                                                                 ========

---------------

(1) The Revolving Credit Facility has a total availability of $200,000, leaving unused borrowing capacity thereunder of approximately $108,170 (net of letters of credit in the amount of $32,000).

(2) The net proceeds from the sale of the Outstanding Notes were used to repay the Tranche C Loan under the New Credit Facilities, which was used to finance the Tender Offer.

(3) Includes the cost of 7,266,218 shares of Arbor stock at $45 per share, net of approximately $6,500 of proceeds related to the exercise of Arbor stock options.

(4) Includes refinancing of approximately $243,970 of the Company's indebtedness and $108,660 of Arbor's indebtedness and approximately $6,400 of debt prepayment penalties, net of tax. The indebtedness of the Company and of Arbor to be repaid had a weighted average interest rate at September 30, 1997 of 7.43% and 7.46%, respectively, with maturities ranging from 1997 to 2015 and from 1997 to 2017, respectively.

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby, the terms of which are identical in all material respects to those of the Outstanding Notes. The Outstanding Notes surrendered in exchange for the Exchange Notes will be cancelled and cannot be reissued. The issuance of the Exchange Notes will not result in any change in the aggregate indebtedness of the Company.

                                 EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

     Promptly after the Registration Statement of which this Prospectus constitutes a part has been declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Outstanding Notes. The Company will keep the Exchange Offer open for not less than 30 days and not more than 45 days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Outstanding Notes. For each Outstanding Note validly tendered to the Company pursuant to the Exchange Offer and not withdrawn by the holder thereof, the holder of such Outstanding Note will receive an Exchange Note having a principal amount equal to the principal amount of such surrendered Outstanding Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor or, if no interest has been paid on such Outstanding Note, from the date of the original issue of the Outstanding Notes. The Exchange Notes evidence the same debt as the Outstanding Notes and are issued under and are entitled to the same benefits under the Indenture as the Outstanding Notes. In addition, the Exchange Notes and the Outstanding Notes are treated as one series of securities under the Indenture.

     In the event that the Exchange Offer has not been consummated or a shelf registration statement is not declared effective on or prior to April 6, 1997, then the per annum interest rate on the Outstanding Notes will increase by 0.5% for the first 90 days following April 6, 1997. Such interest rate will be increased by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum. Upon the consummation of the Exchange Offer or the effectiveness of a shelf registration statement, as the case may be, the interest rate borne by the Notes from the date of such consummation or effectiveness, as the case may be, will be reduced to the original interest rate of 9.35% per annum; provided, however, that, if after such reduction in interest rate, a different event specified above occurs, the interest rate may again be increased pursuant to the foregoing provisions.

PERIOD FOR TENDERING OUTSTANDING NOTES

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Outstanding Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New
York City time, on           , 1998; provided, however, that if the period of
time for which the Exchange Offer is open is extended, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $200,000,000 aggregate principal amount of Notes is outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about           , 1997, to all Holders of
Outstanding Notes known to the Company. The Company's obligation to accept Outstanding Notes for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "-- Certain Conditions to the Exchange Offer" below.

     Outstanding Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 or any integral multiple thereof.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Outstanding Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "-- Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Outstanding Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OUTSTANDING NOTES

     The tender to the Company of Outstanding Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Outstanding Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of Nova Scotia Trust Company of New York (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Outstanding Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Outstanding Notes, if such procedure is available, into the Exchange Agent's account at DTC (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OUTSTANDING NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO THE ISSUER.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Outstanding Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Outstanding Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be made by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions").

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Outstanding Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Outstanding Notes not properly tendered or to not accept any particular Outstanding Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Outstanding Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Outstanding Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Outstanding Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If Outstanding Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Outstanding Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Outstanding Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     In all cases, issuance of Exchange Notes for Outstanding Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Outstanding Notes or a timely Book-Entry Confirmation of such Outstanding Notes in the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Outstanding Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Outstanding Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Outstanding Notes will be returned without expense to the tendering Holder thereof (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Outstanding Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Outstanding Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Outstanding Notes by causing DTC to transfer such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with DTC's procedures for transfer. However, although delivery of Outstanding Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If a registered Holder of the Outstanding Notes desires to tender such Outstanding Notes and the Outstanding Notes are not immediately available, or time will not permit such Holder's Outstanding Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, or mail or hand delivery), setting forth the name and address of the Holder of Outstanding Notes and the amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     Tenders of Outstanding Notes may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Outstanding Notes to be withdrawn, identify the Outstanding Notes to be withdrawn (including the principal amount of such Outstanding Notes), and (where certificates for Outstanding Notes have been transmitted) specify the name in which such Outstanding Notes are registered, if different from that of the withdrawing Holder. If certificates for Outstanding Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Outstanding Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Outstanding Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Outstanding Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Outstanding Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Outstanding Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Outstanding Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Outstanding Notes for exchange or the exchange of the Exchange Notes for such Outstanding Notes, any of the following events shall occur:

     (a) the Exchange Offer violates applicable law or any applicable interpretation of the staff of the Commission;

     (b) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair the ability of the Company to proceed with the Exchange Offer, or a material adverse development shall have occurred in any existing action or proceeding with respect to the Company; or

     (c) all governmental approvals shall not have been obtained, which approvals the Company deems necessary for the consummation of the Exchange Offer.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Outstanding Notes tendered, and no Exchange Notes will be issued in exchange for any such Outstanding Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

EXCHANGE AGENT

     The Bank of Nova Scotia Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of the Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

 Main Delivery to:  The Bank of Nova Scotia Trust Company of New York, Exchange
                                     Agent

                      By Mail, Hand or Overnight Delivery:

               The Bank of Nova Scotia Trust Company of New York
                         One Liberty Plaza, 23rd Floor
                               New York, NY 10006
                             Attention:  Pat Keane

                           Facsimile:  (212) 225-5436
                     Confirm by Telephone:  (212) 225-5427

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer.

     The Company will pay certain other expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent, accounting and certain legal fees.

TRANSFER TAXES

     Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register Exchange Notes in the name of, or request that Outstanding Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Outstanding Notes under the Securities Act. To the extent that Outstanding Notes are tendered and accepted in connection with the Exchange Offer, any trading market for Outstanding Notes not tendered in connection with the Exchange Offer could be adversely affected. The tender of Outstanding Notes pursuant to the Exchange Offer may have an adverse effect upon, and increase the volatility of, the market price of the Outstanding Notes due to a reduction in liquidity.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the
Company: (i) as of September 30, 1997; (ii) on a pro forma basis to give effect to the Acquisition and the financing under the New Credit Facilities; and (iii) as adjusted to give effect to the offering of the Outstanding Notes and the application of the estimated net proceeds therefrom as described in "Use of Proceeds". For additional information, see the Unaudited Pro Forma Condensed Consolidated Financial Information, the EHSI Consolidated Financial Statements and the EHSI Unaudited Interim Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                     (DOLLARS IN THOUSANDS)
Short-term indebtedness and current maturities of long-term
  debt.....................................................   $ 49,397    $ 44,113      $  44,113
                                                              ========    ========      =========
Long-term debt
  Bank credit facility.....................................     41,635          --             --
  Notes payable............................................    201,143      38,573         38,573
  New Credit Facilities:
     Revolving Credit Facility(1)..........................         --      59,830         59,830
     Term Loan Facilities..................................         --     573,000        373,000
  Mortgages................................................     13,619       6,138          6,138
  Senior Subordinated Notes due 2007.......................         --          --        200,000
                                                              --------    --------      ---------
     Total long-term debt..................................    256,397     677,541        677,541
Minority interests.........................................      2,101       2,101          2,101
Shareholder's equity.......................................    233,834     270,204        270,204
                                                              --------    --------      ---------
     Total capitalization..................................   $492,332    $949,846      $ 949,846
                                                              ========    ========      =========

---------------

(1) The Revolving Credit Facility has a total availability of $200,000, leaving unused borrowing capacity thereunder of approximately $108,170 (net of letters of credit in the amount of $32,000).

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Consolidated Financial Information is based on the historical financial information appearing elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the twelve months ended September 30, 1997, for the nine months ended September 30, 1997 and for the year ended December 31, 1996 give effect to the Acquisition, the Financing Transactions and the acquisition of the assets of Medi-Management as if they had occurred at the beginning of each such period. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the Acquisition and the Financing Transactions as if such transactions had occurred as of September 30, 1997.

     The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and are described in the notes accompanying the Unaudited Pro Forma Condensed Consolidated Statements of Operations and the Unaudited Pro Forma Condensed Consolidated Balance Sheet. The Unaudited Pro Forma Condensed Consolidated Financial Information is provided for informational purposes only and does not purport to represent what the Company's results of operations or financial position would actually have been had the transactions in fact occurred at such dates or to project the Company's results of operations or financial position at or for any future date or period. The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared using the purchase method of accounting, whereby the total cost of the Acquisition will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the Merger.

     The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis," the EHSI Consolidated Financial Statements, the EHSI Unaudited Interim Consolidated Financial Statements, the Arbor Consolidated Financial Statements and the Arbor Unaudited Interim Consolidated Financial Statements appearing elsewhere in this Prospectus.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                               AS OF SEPTEMBER 30, 1997
                                                 -----------------------------------------------------
                                                 HISTORICAL   HISTORICAL   TRANSACTION       PRO FORMA
                                                    EHSI        ARBOR      ADJUSTMENTS       COMBINED
                                                 ----------   ----------   -----------       ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....................   $  14,866    $   6,781    $      --        $  21,647
  Accounts receivable..........................     172,429       50,676           --          223,105
  Other current assets.........................      11,808        7,459           --           19,267
  Deferred state income taxes..................       1,575           --           --            1,575
  Due from shareholder - Deferred Federal
     income taxes..............................       8,716        2,218           --           10,934
                                                   --------     --------     --------        ----------
     Total current assets......................     209,394       67,134           --          276,528
PROPERTY AND EQUIPMENT, NET....................     447,605      144,603       76,503(1)       668,711
GOODWILL.......................................       9,690       20,124      (20,124)(1)      252,849
                                                                              243,159(1)
OTHER ASSETS...................................      16,784        2,034        5,760(1)        21,578
                                                                               (3,000)(3)
                                                   --------     --------     --------        ----------
                                                  $ 683,473    $ 233,895    $ 302,298        $1,219,666
                                                   ========     ========     ========        ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Bank indebtedness............................   $  16,587    $      --    $      --        $  16,587
  Notes payable................................      18,913           --      (18,913)(2)           --
  Current maturities of long-term debt.........      13,897        4,940        8,689(2)        27,526
  Accounts payable and accrued liabilities.....      96,808       27,089           --          123,897
  Other current liabilities....................         767       16,780       (1,170)(3)       16,377
  Due to shareholder and affiliates............       1,658           --           --            1,658
                                                   --------     --------     --------        ----------
     Total current liabilities.................     148,630       48,809      (11,394)         186,045
LONG-TERM DEBT:
  Existing long-term debt......................     256,397      103,720     (315,406)(2)       44,711
  New Credit Facilities........................          --           --      432,830(2)(3)    432,830
  Senior Subordinated Notes Due 2007...........          --           --      200,000(2)       200,000
OTHER LONG-TERM LIABILITIES....................      11,339           --           --           11,339
DUE TO SHAREHOLDER AND AFFILIATES:
  Deferred Federal income taxes................      23,018        6,264       35,000(1)        64,282
  Other........................................       3,484           --           --            3,484
DEFERRED STATE INCOME TAXES....................       4,670           --           --            4,670
MINORITY INTERESTS.............................       2,101           --           --            2,101
SHAREHOLDER'S EQUITY...........................     233,834       75,102      (75,102)(1)      270,204
                                                                               (8,230)(3)
                                                                               44,600(2)
                                                   --------     --------     --------        ----------
                                                  $ 683,473    $ 233,895    $ 302,298        $1,219,666
                                                   ========     ========     ========        ==========

  See accompanying Notes To Unaudited Pro Forma Condensed Consolidated Balance
                                     Sheet

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

    The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the Acquisition and the Financing Transactions as if such transactions had occurred as of September 30, 1997. The Tender Offer, to acquire all of the issued and outstanding shares of Arbor for $45.00 per share, was commenced on October 3, 1997 and expired on November 25, 1997. Over 99% of the issued and outstanding common shares of Arbor were tendered pursuant to the Tender Offer. On November 26, 1997, the Company effected the Merger whereupon Arbor became an indirect wholly owned subsidiary of the Company. The Acquisition has been accounted for using the purchase method, whereby the total cost of the Acquisition will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the Merger.

    Proceeds of the New Credit Facilities and the Outstanding Notes together with the $44,600 equity contribution from Extendicare were used to complete the acquisition of Arbor for approximately $320,400, to pay transaction costs related thereto of approximately $25,000, to refinance certain indebtedness of the Company of approximately $243,970, to refinance indebtedness of Arbor of approximately $108,660, and to finance approximately $6,400 of debt prepayment penalties, net of tax. The balance of the Revolving Credit Facility of approximately $108,170 (net of letters of credit in the amount of $32,000) is available for working capital and general corporate purposes.

(1) Reflects the allocation of costs of the Acquisition in excess of the fair value of the net assets acquired, and the elimination of Arbor's equity on acquisition under purchase accounting. The excess purchase price will not be deductible for tax purposes.

                   Purchase price.......................................................    $320,400
                   Transaction costs and fees...........................................      25,000
                                                                                            --------
                                                                                             345,400
                   Elimination of:
                     Arbor shareholders' equity.........................................     (75,102)
                     Arbor goodwill.....................................................      20,124
                                                                                            --------
                   Purchase price in excess of the net book value of the net assets
                     acquired...........................................................     290,422
                   Allocation to:
                     Deferred financing costs...........................................      (5,760)
                     Property and equipment to adjust to fair value.....................     (76,503)
                     Deferred taxes.....................................................      35,000
                                                                                            --------
                   Goodwill.............................................................    $243,159
                                                                                            ========

(2) Reflects the New Credit Facilities, the Outstanding Notes, the contribution of equity from Extendicare and the repayment of the portion of the existing debt of both the Company and Arbor that is to be refinanced.

   The balances outstanding under the New Credit Facilities are as follows:

                   Revolving Credit Facility............................................    $ 59,830
                   Tranche A Term Loan (including current maturities of $25,000)........     200,000
                   Tranche B Term Loan (including current maturities of $2,000).........     200,000

(3) Reflects the estimated extraordinary loss, net of taxes, resulting from the pre-payment of existing debt. The extraordinary loss includes pre-payment penalties estimated at $10,600 and the elimination of deferred financing costs associated with such debt prepaid of $3,000, net of taxes of $4,200 and $1,170, respectively.

             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                                 OF OPERATIONS
                 (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)

                                                  FOR THE YEAR ENDED DECEMBER 31, 1996
                                 -----------------------------------------------------------------------
                                                               TRANSACTION ADJUSTMENTS
                                 HISTORICAL    HISTORICAL    ---------------------------      PRO FORMA
                                    EHSI         ARBOR       MEDI-MANAGEMENT    ARBOR(2)       COMBINED
                                 ----------    ----------    ---------------    --------      ----------
REVENUES.......................   $ 824,347     $ 218,777        $22,986(1)     $     --      $1,066,110
COSTS AND EXPENSES:
  Operating....................     677,159       171,170         18,771(1)           --         867,100
  General and administrative...      33,262         9,680             --              --          42,942
  Lease costs..................       8,756         4,450             17(1)           --          13,223
  Depreciation and
     amortization..............      29,703         8,924          1,347(1)        8,503(3)       48,477
  Interest, net................      18,477         7,108          2,369(1)       26,542(4)       54,496
  Other, net...................          --           494             --              --             494
                                   --------      --------         ------          ------       ---------
                                    767,357       201,826         22,504          35,045       1,026,732
                                   --------      --------         ------          ------       ---------
     Earnings before income
       taxes, minority
       interests and
       extraordinary items.....      56,990        16,951            482         (35,045)         39,378
PROVISION FOR INCOME TAXES.....      22,546         6,728            190(1)      (11,076)(5)      18,388
                                   --------      --------         ------          ------       ---------
     Earnings before minority
       interests and
       extraordinary items.....      34,444        10,223            292         (23,969)         20,990
MINORITY INTERESTS.............         436            --             --              --             436
                                   --------      --------         ------          ------       ---------
     Earnings before
       extraordinary items.....   $  34,008     $  10,223        $   292        $(23,969)     $   20,554
                                   ========      ========         ======          ======       =========
EARNINGS PER SHARE BEFORE
  EXTRAORDINARY ITEMS(6).......   $      36                                                   $       22
                                   ========                                                    =========
OTHER DATA:
Ratio of earnings to fixed
  charges(7)...................         3.5x                                                         1.6x

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements
                                 of Operations

             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                          OF OPERATIONS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)

                                                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                   ----------------------------------------------------------------------
                                                                 TRANSACTION ADJUSTMENTS
                                   HISTORICAL    HISTORICAL    ---------------------------      PRO FORMA
                                      EHSI         ARBOR       MEDI-MANAGEMENT    ARBOR(2)      COMBINED
                                   ----------    ----------    ---------------    --------      ---------
REVENUES.........................   $ 663,433     $ 181,204        $10,078(1)     $     --      $ 854,715
COSTS AND EXPENSES:
  Operating......................     543,234       141,614          7,712(1)           --        692,560
  General and administrative.....      27,648         8,081             --              --         35,729
  Lease costs....................       7,132         3,292             10(1)           --         10,434
  Depreciation and
     amortization................      24,538         7,928            571(1)        6,202(3)      39,239
  Interest, net..................      13,633         6,106            960(1)       19,676(4)      40,375
  Other, net.....................          --           132             --              --            132
                                     --------      --------         ------          ------      ---------
                                      616,185       167,153          9,253          25,878        818,469
                                     --------      --------         ------          ------      ---------
     Earnings before income
       taxes, minority interests
       and
       extraordinary items.......      47,248        14,051            825         (25,878)        36,246
PROVISION FOR INCOME TAXES.......      17,957         5,493            289(1)       (8,173)(5)     15,566
                                     --------      --------         ------          ------      ---------
     Earnings before minority
       interests and
       extraordinary items.......      29,291         8,558            536         (17,705)        20,680
MINORITY INTERESTS...............         661            --             --              --            661
                                     --------      --------         ------          ------      ---------
     Earnings before
       extraordinary items.......   $  28,630     $   8,558        $   536        $(17,705)     $  20,019
                                     ========      ========         ======          ======      =========
EARNINGS PER SHARE
  BEFORE EXTRAORDINARY
  ITEMS(6).......................   $      30                                                   $      21
                                     ========                                                   =========
OTHER DATA:
Ratio of earnings to fixed
  charges(7).....................         3.6x                                                        1.8x

See accompanying Notes To Unaudited Pro Forma Condensed Consolidated Statements
                                 of Operations

             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                          OF OPERATIONS -- (CONTINUED)
                 (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)

                                             FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1997
                                 -----------------------------------------------------------------------
                                                               TRANSACTION ADJUSTMENTS
                                 HISTORICAL    HISTORICAL    ---------------------------      PRO FORMA
                                    EHSI         ARBOR       MEDI-MANAGEMENT    ARBOR(2)       COMBINED
                                 ----------    ----------    ---------------    --------      ----------
REVENUES........................  $ 873,675     $ 238,903        $22,986(1)     $     --      $1,135,564
COSTS AND EXPENSES:
  Operating.....................    711,578       185,773         18,771(1)           --         916,122
  General and administrative....     36,671        10,638             --              --          47,309
  Lease costs...................      9,328         4,332             17(1)           --          13,677
  Depreciation and
     amortization...............     32,262        10,354          1,347(1)        8,337(3)       52,300
  Interest, net.................     18,099         8,053          2,369(1)       25,515(4)       54,036
  Other, net....................         --           258             --              --             258
                                   --------      --------         ------          ------       ---------
                                    807,938       219,408         22,504          33,852       1,083,702
                                   --------      --------         ------          ------       ---------
     Earnings before income
       taxes, minority interests
       and
       extraordinary items......     65,737        19,495            482         (33,852)         51,862
PROVISION FOR INCOME TAXES......     25,094         7,670            190(1)      (10,613)(5)      22,341
                                   --------      --------         ------          ------       ---------
     Earnings before minority
       interests and
       extraordinary items......     40,643        11,825            292         (23,239)         29,521
MINORITY INTERESTS..............        864            --             --              --             864
                                   --------      --------         ------          ------       ---------
     Earnings before
       extraordinary items......  $  39,779     $  11,825        $   292        $(23,239)     $   28,657
                                   ========      ========         ======          ======       =========
EARNINGS PER SHARE
  BEFORE EXTRAORDINARY
  ITEMS(6)......................  $      42                                                   $       30
                                   ========                                                    =========
OTHER DATA:
Ratio of earnings to fixed
  charges(7)....................        3.8x                                                         1.8x

See accompanying Notes To Unaudited Pro Forma Condensed Consolidated Statements
                                 of Operations

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

    The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1996 and for the nine and twelve months ended September 30, 1997 give effect to the Acquisition, the Financing Transactions and the acquisition of the assets of Medi-Management as if they had occurred at the beginning of each such period. The Acquisition has been accounted for using the purchase method, whereby the total cost of the Acquisition will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the Merger.

(1) The Company acquired the assets of Medi-Management on May 31, 1997, for approximately $24,000, and assumed historical debt of approximately $9,200. The information presented represents the results of operations of Medi-Management from January 1, 1996 through to December 31, 1996, from January 1, 1997 through to May 31, 1997, and from October 1, 1996 through to May 31, 1997 with respect to the results for the year ended 1996, and for the nine and twelve months ended September 30, 1997, respectively.

(2) Management anticipates achieving annual general and administrative cost savings of approximately $7,100 as a result of the elimination of duplicative positions of Arbor, the closing of Arbor's corporate offices, the elimination of costs associated with Arbor's airplane, the elimination of various public company costs and the reduction of professional and accounting fees. Management believes additional opportunities exist for cost savings and revenue enhancements as a result of the Acquisition. However, there can be no assurance that these cost savings or revenue enhancements will be realized. There also can be no assurance that other costs and expenses of the Company will not increase, thereby lowering or offsetting management's estimated cost savings. The Company has not included an estimate for cost savings in the determination of pro forma financial information pursuant to the Securities and Exchange Commission regulations.

(3) Reflects the increase in amortization due to deferred financing costs of $5,760, related to the refinancing of the Company's debt, and the increase in depreciation and amortization of goodwill resulting from the preliminary allocation of the purchase price in excess of the net book value of the assets acquired to property and equipment and goodwill of approximately $76,503 and $243,159, respectively. The property and equipment will be depreciated over their useful lives. The goodwill will be amortized over 20 years for pharmacy operations and over 40 years for skilled nursing facility operations.

    Incremental Depreciation and Amortization Expense:

                                                            YEAR ENDED    NINE MONTHS ENDED   TWELVE MONTHS ENDED
                                                           DECEMBER 31,     SEPTEMBER 30,        SEPTEMBER 30,
                                                               1996             1997                 1997
                                                           ------------   -----------------   -------------------
                                                                           (DOLLARS IN THOUSANDS)
    Amortization of goodwill..............................    $7,579           $ 5,684              $ 7,579
    Amortization of deferred financing costs..............       915               686                  915
                                                              ------            ------               ------
                                                               8,494             6,370                8,494
    Less amortization of intangible assets recorded by
      Arbor and amortization of deferred financing costs
      written off.........................................     1,858             1,568                2,024
                                                              ------            ------               ------
    Increase in amortization expense......................     6,636             4,802                6,470
    Increase in depreciation expense......................     1,867             1,400                1,867
                                                              ------            ------               ------
    Pro forma adjustment..................................    $8,503           $ 6,202              $ 8,337
                                                              ======            ======               ======

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
              CONSOLIDATED STATEMENTS OF OPERATIONS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

(4) Reflects the estimated increase in interest expense resulting from the Acquisition and the incurrence of indebtedness under the New Credit Facilities and the Outstanding Notes to finance the Acquisition and repay a portion of existing indebtedness of the Company and Arbor, offset partially as a result of proceeds of the contribution of equity from Extendicare.

    Incremental Interest Expense:

                                                            YEAR ENDED    NINE MONTHS ENDED   TWELVE MONTHS ENDED
                                                           DECEMBER 31,     SEPTEMBER 30,        SEPTEMBER 30,
                                                               1996             1997                 1997
                                                           ------------   -----------------   -------------------
                                                                           (DOLLARS IN THOUSANDS)
    Interest expense on the New Credit Facilities:
      Revolving Credit Facility (LIBOR + 1.75%)...........   $  4,499         $   3,374            $   4,499
      Tranche A (LIBOR + 1.75%)...........................     15,039            11,279               15,039
      Tranche B (LIBOR + 2.00%)...........................     15,539            11,654               15,539
    Interest expense on Outstanding Notes (9.35%).........     18,700            14,025               18,700
    Commitment fee on unused portion of Revolving Credit
      Facility............................................        526               395                  526
    Interest expense on debt retained.....................      2,252             1,690                2,252
                                                              -------           -------              -------
    Total estimated pro forma interest expense, with an
      estimated weighted average rate of 8.02%............     56,555            42,417               56,555
    Less interest expense and amortization related to
      retired debt........................................     30,013            22,741               31,040
                                                              -------           -------              -------
                                                             $ 26,542         $  19,676            $  25,515
                                                              =======           =======              =======

    For purposes of the above pro forma interest calculations, LIBOR is assumed to be 5.77%. Each .25% change in the interest rate of long-term debt would change the Company's pro forma interest expense by $1,150.

(5) Represents income tax expense at an effective tax rate of 39.4% for the year ended December 31, 1996, and 39.2% for the nine and twelve months ended September 30, 1997, excluding the amortization of non-deductible goodwill. The primary difference between the expense calculated at statutory rates and the amounts reflected in the pro forma statements is attributable to non-deductible goodwill and the provision for state income taxes.

(6) Earnings per share is computed using the weighted average outstanding shares of 947 for the respective periods.

(7) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

                     SELECTED FINANCIAL AND OPERATING DATA

     Set forth below and on the next three pages are selected historical financial data for the Company and Arbor.

THE COMPANY -- HISTORICAL

     The following table presents selected consolidated financial and operating data of the Company as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 and the nine months ended September 30, 1997 and 1996. The financial information presented for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from the EHSI Consolidated Financial Statements. The financial information presented for the nine months ended September 30, 1997 and 1996, has been derived from the EHSI Unaudited Interim Consolidated Financial Statements, and, in the opinion of management of the Company, reflects a fair presentation of the Company's financial information. The following information should be read in conjunction with the EHSI Consolidated Financial Statements, the EHSI Unaudited Interim Consolidated Financial Statements and "Management's Discussion and Analysis -- The Company" included elsewhere in this Prospectus.

                                                      NINE MONTHS
                                                         ENDED
                                                     SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                                  -------------------   ----------------------------------------------------
                                                  1997(1)      1996       1996       1995       1994       1993       1992
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
INCOME STATEMENT DATA:
Revenues:
  Routine care and assisted living..............  $413,633   $395,333   $526,486   $498,140   $470,310   $436,663   $417,048
  Medical specialty.............................   243,001    213,928    290,515    242,339    188,419    154,543    112,155
  Other.........................................     6,799      4,844      7,346      6,649      6,265      6,065      5,566
                                                  --------   --------   --------   --------   --------   --------   --------
                                                   663,433    614,105    824,347    747,128    664,994    597,271    534,769
Costs and expenses:
  Operating.....................................   543,234    508,815    677,159    626,405    559,744    507,088    446,323
  General and administrative....................    27,648     24,239     33,262     28,672     24,944     23,004     22,446
  Lease costs...................................     7,132      6,560      8,756      9,005      8,920      8,705      8,486
  Depreciation and amortization.................    24,538     21,979     29,703     25,872     23,092     21,378     19,686
  Interest, net.................................    13,633     14,011     18,477     14,776     13,083     12,094     12,703
                                                  --------   --------   --------   --------   --------   --------   --------
                                                   616,185    575,604    767,357    704,730    629,783    572,269    509,644
                                                  --------   --------   --------   --------   --------   --------   --------
Earnings from operations........................    47,248     38,501     56,990     42,398     35,211     25,002     25,125
Net earnings....................................  $ 28,630   $ 22,859   $ 34,008   $ 25,521   $ 21,709   $ 22,306   $ 20,117
Earnings per share..............................  $     30   $     24   $     36   $     27   $     23   $     24   $     21
Dividends per share (dollars)...................        --         --         --         --   $  10.56         --         --
Weighted average shares outstanding.............       947        947        947        947        947        947        947
BALANCE SHEET DATA (AT PERIOD END):
Working capital.................................  $ 60,764              $ 60,492   $ 38,555   $ 23,858   $ 30,033   $  8,435
Total assets....................................   683,473               591,851    525,634    444,664    394,600    374,638
Long-term debt..................................   256,397               222,954    196,769    166,808    153,184    153,135
Shareholder's equity............................   233,834               201,521    167,513    141,992    130,283    117,586
OTHER DATA:
Ratio of earnings to fixed charges(2)...........      3.6x       3.2x       3.5x       3.1x       3.0x       2.4x       2.4x
Property and equipment capital expenditures.....  $ 41,311   $ 36,896   $ 53,581   $ 56,469   $ 35,271   $ 18,779   $ 20,832

                                                      NINE MONTHS
                                                         ENDED
                                                     SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                                  -------------------   ----------------------------------------------------
                                                  1997(1)      1996       1996       1995       1994       1993       1992
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
OPERATING DATA:
Number of facilities (end of period)(3)
  Nursing.......................................       163        157        155        152        150        144        146
  Assisted living and retirement................        38         31         31         22         16         13          9
Resident capacity (end of period)(3)
  Nursing (beds)................................    17,289     17,120     16,644     16,551     16,425     15,833     16,195
  Assisted living and retirement (units)........     1,480      1,140      1,140        874        708        562        473
Average occupancy rate
  Nursing.......................................        88%        89%        89%        89%        91%        93%        93%
  Assisted living and retirement(4).............        87         88         86         88         89         90         89
Payor source as a percentage of total revenue
  Private pay...................................        33%        32%        32%        33%        35%        36%        37%
  Medicare......................................        31         30         30         26         22         19         16
  Medicaid......................................        36         38         38         41         43         45         47

---------------

(1) Includes the acquisition of the assets of Medi-Management on May 31, 1997 for approximately $24,000 and assumed debt of approximately $9,200. See "Management's Discussion and Analysis -- The Company -- Acquisitions."

(2) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

(3) Includes managed facilities.

(4) Reflects occupancy rate for assisted living and retirement facilities following one year of operation as a Company facility.

ARBOR -- HISTORICAL

     The following table presents selected consolidated financial and operating data of Arbor as of and for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 and each of the nine months ended September 30, 1997 and 1996. The financial information presented for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from the Arbor Consolidated Financial Statements. The financial information presented for the nine months ended September 30, 1997 and 1996, has been derived from the Arbor Unaudited Interim Consolidated Financial Statements, and, in the opinion of management of Arbor, reflects a fair presentation of Arbor's financial information. The following information should be read in conjunction with the Arbor Consolidated Financial Statements, the Arbor Unaudited Interim Consolidated Financial Statements and "Management's Discussion and Analysis -- Arbor" included elsewhere in this Prospectus.

                                                      NINE MONTHS
                                                         ENDED
                                                     SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                                  -------------------   ----------------------------------------------------
                                                    1997       1996       1996       1995       1994       1993       1992
                                                  --------   --------   --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues
  Subacute care.................................  $ 94,623   $ 82,971   $113,123   $100,945   $ 82,874   $ 62,008   $ 38,562
  Basic care....................................    63,901     62,722     84,015     75,931     65,615     60,999     55,974
  Pharmacy and other............................    22,680     15,385     21,639     15,282     10,302      9,273     11,806
                                                  --------   --------   --------   --------   --------   --------   --------
Total net revenues..............................   181,204    161,078    218,777    192,158    158,791    132,280    106,342
Expenses
  Operating.....................................   141,614    127,011    171,170    151,922    126,249    104,883     83,995
  General corporate.............................     8,081      7,123      9,680      8,992      7,353      6,230      4,460
  Operating lease rental........................     3,292      3,410      4,450      4,301      4,062      3,939      4,289
  Interest......................................     6,106      5,161      7,108      5,822      4,642      5,043      4,700
  Depreciation and amortization.................     7,928      6,498      8,924      7,450      5,636      4,436      3,661
                                                  --------   --------   --------   --------   --------   --------   --------
Total expenses..................................   167,021    149,203    201,332    178,487    147,942    124,531    101,105
                                                  --------   --------   --------   --------   --------   --------   --------
Income from operations..........................    14,183     11,875     17,445     13,671     10,849      7,749      5,237
Net income (unaudited pro forma for 1993 and
  1992)(1)......................................  $  8,558   $  6,956   $ 10,223   $  8,452   $  6,903   $  4,884   $  3,236
Net income per share (unaudited pro forma for
  1993 and 1992)(1).............................  $   1.22   $   1.00   $   1.47   $   1.23   $   1.01   $   0.82   $   0.60
Weighted average shares outstanding (000's).....     7,035      6,970      6,969      6,881      6,842      5,986      5,408
BALANCE SHEET DATA (AT PERIOD END):
Working capital.................................  $ 18,325              $ 14,422   $  4,207   $ 10,175   $ 11,857   $  9,609
Total assets....................................   233,895               209,474    178,783    136,591    116,311    100,651
Long-term obligations, less current
  maturities....................................   103,720                94,643     74,741     52,956     48,354     57,426
Stockholders' equity and redeemable stock.......    75,102                66,016     55,628     46,485     39,575     19,098
OTHER DATA:
Ratio of earnings to fixed charges(2)...........       2.9x       2.7x       2.9x       2.7x       2.7x       2.2x       1.8x
Property and equipment capital expenditures.....  $ 14,010   $ 18,417   $ 23,463   $ 23,159   $ 18,549   $ 13,795   $ 18,119
OPERATING DATA:
Number of facilities (end of period)(3).........        31         29         30         27         25         23         22
Resident capacity (end of period)(3)............     3,696      3,458      3,578      3,244      2,996      2,767      2,637
Average occupancy rate(4).......................       91%        89%        89%        89%        88%        89%        88%
Payor source as a percentage of total revenue
  Private pay(5)................................       36%        33%        34%        33%        35%        37%        41%
  Medicare......................................        32         35         34         36         34         29         21
  Medicaid......................................        32         32         32         31         31         34         38

---------------

(1) Unaudited pro forma net income resulted from pro forma income taxes which include income taxes computed as if Marshall Properties, Inc. had been included in Arbor's consolidated group for income tax purposes prior to its acquisition and pooling of interests effective June 30, 1993.

(2) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

(3) Includes managed facilities.

(4) Represents total billed patient days divided by total available days with respect to owned and leased facilities.

(5) Private revenues as classified by Arbor include reimbursement received from individuals, HMOs, PPOs, indemnity insurers, and other charge-based sources, the management of one center and in 1992 the development of facilities for others.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     Except as otherwise indicated, the following discussion and analysis of the results of operations and financial condition of the Company and Arbor covers periods before completion of the Acquisition. Accordingly, the discussion and analysis of such periods does not reflect the significant impact that the Acquisition and the Financing Transactions will have on the Company after the Merger. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "The Acquisition."

THE COMPANY

     The Company is one of the largest providers of long-term care and related services in the United States. The Company operated 163 nursing facilities (17,289 operational beds) and 38 assisted living and retirement facilities (1,480 units) at September 30, 1997. The Company's facilities are located in 13 states. The Company also operates an institutional pharmacy business, which at September 30, 1997 serviced approximately 30,300 nursing facility beds in regional markets throughout the United States.

     The Company's revenues are derived through the provision of healthcare services in its network of facilities, including long-term care services such as skilled nursing care, assisted living care and related support services and medical specialty services such as subacute care and rehabilitative therapy, pharmacy supplies and services and medical equipment, supplies and services. From 1994 to September 30, 1997, the percentage of the Company's revenue derived from routine care and assisted living care has declined from 70.7% to 62.3%, while the percentage of revenue derived from medical specialty services has increased from 28.3% to 36.6%. The increase in the percentage of revenue attributable to medical specialty services reflects the Company's focus on expanding its provision of higher revenue specialized subacute care services.

     The Company receives payment for its services and products from Federal (Medicare) and State (Medicaid) funded cost reimbursement programs, as well as from private payors. The private pay classification includes payments from individuals, commercial insurers, health maintenance organizations, and other fee-based payment sources, including Blue Cross Associations and the Veterans Administration. The following table sets forth the Company's private pay, Medicare and Medicaid sources of revenue by percentage of total revenue:

                                                              NINE MONTHS
                                                                 ENDED             YEAR ENDED
                                                              SEPTEMBER 30        DECEMBER 31
                                                              ------------    --------------------
                                                              1997    1996    1996    1995    1994
                                                              ----    ----    ----    ----    ----
Private pay...............................................      33%     32%     32%     33%     35%
Medicare..................................................      31      30      30      26      22
Medicaid..................................................      36      38      38      41      43

     Funds received by the Company under the Medicare and Medicaid programs are subject to audit with respect to the application of various payment formulas and such audits can result in retroactive adjustments to revenues. The Company is reimbursed under the Medicare program for its direct costs plus an allocation of indirect costs up to a regional limit. The costs of care for Medicare patients receiving specialty medical services is often expected to exceed the regional reimbursement limits. The Company in such cases files for routine cost limit ("RCL") exceptions in an attempt to recover such additional costs. There can be no assurance that the Company will be able to recover such excess costs under pending or future exception requests. In addition, on-going efforts by third party payors to contain healthcare costs by limiting reimbursement rates, increasing case management review and negotiating reduced contract pricing could affect the Company's future revenues and profitability. Most recently, the Balanced Budget Act requires the establishment of a prospective payment system ("PPS") for Medicare skilled nursing facilities under which facilities will be paid a federal per diem rate for virtually all covered nursing facility services in lieu of the current cost-based reimbursement rate. This change will reward efficient providers and penalize those that are inefficient. The law contains numerous other provisions that will adversely affect payments to providers. See

"Risk Factors -- Potential Adverse Effect of Balanced Budget Act of 1997 and Other Health Care Reforms," "-- Reimbursement by Third Party Payors," and "-- Risks Associated with Reimbursement Process."

     On September 30, 1997, the Company announced its intent to purchase Arbor through a cash purchase tender offer valued at approximately $320 million plus assumed debt of approximately $109 million. After giving effect to the Acquisition, the Company operates a total of 194 nursing facilities (20,985 operational beds) and 38 assisted living and retirement facilities (1,480 operational units) located in 15 states. In addition, the Acquisition augmented the Company's provision of institutional pharmacy supplies and services and rehabilitative therapy services. Substantially all of the Company's existing long-term debt and bank lines of credit was refinanced in conjunction with the Acquisition.

     The following is a summary of other acquisitions and expansion through construction made by the Company during the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 as part of its growth strategy:

ACQUISITIONS

- The Company acquired nine nursing facilities (890 operational beds), of which two were previously leased, for $41.7 million during the first nine months of 1997. Five of such facilities were acquired from Medi-Management for a purchase price of approximately $24 million and the assumption of $9.2 million of debt. The Company also acquired the assets of seven medical specialty services related businesses for a total of $9.3 million during such period.

- The Company acquired four nursing facilities (652 operational beds) at purchase prices totaling $23.5 million, which included two previously leased facilities, during 1996. The operating assets of an institutional pharmacy were also acquired for $0.4 million.

- The Company acquired five nursing facilities (534 operational beds) for $13.1 million during 1995, three of which had been operated under lease agreements, and a 60 percent partnership interest in an institutional pharmacy in Florida.

CONSTRUCTION

- The Company completed construction of one nursing facility (74 operational beds), two nursing facility additions (59 operational beds), seven assisted living facilities (330 units), one assisted living facility addition (10 units) and five therapy additions through the first nine months of 1997.

- The Company completed construction of three nursing facility additions (90 operational beds), six assisted living facilities (189 units) and twenty therapy additions during 1996.

- The Company completed construction of one nursing facility (60 operational beds), two nursing facility additions (111 operational beds), five assisted living facilities (127 units) and seventeen therapy additions during 1995.

     The Company sold one nursing facility (179 operational beds) for $2.0 million and two nursing facilities (371 operational beds) for $6.5 million during the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. The prices for the facilities approximated their net book value. It also ceased operations at one of its leased facilities during 1996.

RESULTS OF OPERATIONS

     The following table sets forth details of revenues and earnings as a percentage of total revenues:

                                                       NINE MONTHS
                                                          ENDED
                                                      SEPTEMBER 30        YEAR ENDED DECEMBER 31
                                                     ---------------     -------------------------
                                                     1997      1996      1996      1995      1994
                                                     -----     -----     -----     -----     -----
Revenues
  Routine Care and Assisted Living...............     62.3%     64.4%     63.9%     66.7%     70.7%
  Medical Specialty Services.....................     36.6      34.8      35.2      32.4      28.3
  Other..........................................      1.1       0.8       0.9       0.9       1.0
                                                     -----     -----     -----     -----     -----
                                                     100.0     100.0     100.0     100.0     100.0
Operating and administrative costs...............     86.0      86.8      86.2      87.7      87.9
Property costs...................................      4.8       4.7       4.7       4.7       4.8
Interest, net....................................      2.1       2.3       2.2       2.0       2.0
Earnings before taxes............................      7.1       6.2       6.9       5.6       5.3
Income taxes.....................................      2.7       2.5       2.7       2.2       2.1
Net earnings.....................................      4.3%      3.7%      4.1%      3.4%      3.3%

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

REVENUES

     Revenues in the nine months ended September 30, 1997 were $663.4 million, representing an increase of $49.3 million (8.0%) from $614.1 million in the nine months ended September 30, 1996. The majority of the Company's revenue was derived from routine skilled nursing facility revenues (60.5%). The increase in revenues of $49.3 million included increases in routine care and assisted living revenues of $18.3 million, medical specialty services revenues of $29.1 million and other revenues of $1.9 million.

     The increase in routine care and assisted living facility revenues of $18.3 million included a net decrease of $7.1 million resulting from divestitures, partially offset by the opening of a newly constructed facility and the acquisition of five facilities effective June 1, 1997 and two facilities effective September 1, 1997. The remaining increase in such revenues of $25.4 million (6.4%) was realized from facilities which the Company operated during each of 1997 and 1996 ("same facilities"). Same facility revenues increased between periods due to rate increases and the increased recognition of Medicare program RCL exception amounts. An increased level of RCL revenues totalling $3.2 million was recognized during the nine months ended September 30, 1997 pertaining to prior years as the result of the Company attaining a level of intermediary approval experience sufficient to enable it to reasonably estimate the amount of exception request dollars subsequently approved. The amounts recorded were at the actual amounts approved or 70% of filed amounts which approximates the Company's most recent approval experience. The Company also began in 1997 to recognize estimated RCL exception request amounts on a current year basis. Approximately $2.4 million of estimated 1997 exception request amounts have been recorded during the nine months ended September 30, 1997. Partially offsetting the aforementioned increases was a decline in occupancy between periods. Total occupancy, defined as patient days for nursing facilities and units occupied for assisted living facilities, declined 0.9%. The lower census between years is partially due to one less day in 1997 versus 1996 as a result of the leap year effect in 1996. The one less day accounted for a 0.4% decline in total occupancy. Occupancy percentages based on beds/units in operation were 88.5% in 1997 and 88.9% in 1996.

     The increase in medical specialty services revenues of $29.1 million (13.6%) included $4.4 million from acquisitions during the nine months ended September 30, 1997, net of divestitures. The remaining increase of $24.7 million is due to a number of factors. Restorative therapy revenues increased $14.1 million due to the increased utilization of such services by patients and as a result of the Company's ability to provide such services as a result of the completion of 25 therapy addition construction projects in 1996 and the first nine months of 1997. Pharmacy revenues increased approximately $10.4 million due to price and product mix changes.

     Pharmacy operations serviced an average of 30,204 nursing facility beds during the nine months ended September 30, 1997 compared to 30,676 nursing facility beds in the comparable period of 1996. Pharmacy operations were servicing approximately 30,300 nursing facility beds at September 30, 1997. The termination of a contract with a chain of nursing facilities resulted in the decrease in beds serviced at September 30, 1997.

OPERATING AND GENERAL AND ADMINISTRATIVE COSTS

     Operating and general and administrative costs increased $37.8 million or 7.1% between periods. The increase included decreases in costs relating to divestitures, net of acquisitions and a newly constructed facility, of approximately $4.9 million in the nine months ended September 30, 1997. The remaining increase in operating and general and administrative costs of $42.7 million (8.1%) included wage-related increased costs of $28.2 million. The increase in wage-related costs included an increase of $33.4 million to attract and retain qualified personnel offset by a decrease in workmen's compensation costs of $5.2 million due to lower premiums as the result of a change in insurance carriers, favorable experience and loss prevention efforts. Remaining increases, excluding wage-related costs, were increased medical specialty services costs of $8.2 million, principally for therapy and pharmacy related services and products, and $6.3 million related to other routine care and general and administrative costs.

PROPERTY COSTS

     Property costs, representing depreciation, amortization and lease costs, increased $3.1 million (11.0%) to $31.7 million in the nine months ended September 30, 1997 compared with the nine months ended September 30, 1996. The increase is principally due to the overall increase in the number of facilities operated by the Company and the construction of additions to the Company's facilities.

INTEREST

     Net interest expense decreased $0.4 million to $13.6 million in the nine months ended September 30, 1997 compared to $14.0 million in the comparable period in 1996. The effect of an increase in the average debt level to $253.4 million during the first nine months of 1997 from $234.1 million during the first nine months of 1996 was offset by a decrease in the weighted average interest rate of all non-current liabilities to approximately 7.78% in the first nine months of 1997 compared to approximately 8.40% in the first nine months of 1996. Net interest expense was also affected by more favorable investment earnings in the first nine months of 1997 compared to the first nine months of 1996.

INCOME TAXES

     Income taxes in the nine months ended September 30, 1997 increased to $18.0 million from $15.4 million in the comparable period in 1996 as the result of increased pre-tax earnings. The Company's effective tax rates were 38.0% in the first nine months of 1997 and 40.0% in the first nine months of 1996.

NET EARNINGS

     Net earnings in the first nine months of 1997 were $28.6 million, an increase of $5.8 million (25.2%) over net earnings of $22.8 million in the nine months ended September 30, 1996. EBITDA for the nine months ended September 30, 1997 was $85.4 million, an increase of $10.9 million (14.6%) over EBITDA of $74.5 million in the nine months ended September 30, 1996. EBITDA for the three months ended September 30, 1997 was $26.2 million, a decrease of $3.7 million (12.4%) from EBITDA of $29.9 million for the three months ended June 30, 1997, primarily due to the increased level of nonrecurring RCL revenues in the three months ended June 30, 1997 as described above, an increased level of start-up losses associated with new operations and a decrease in medical specialty revenues resulting from patient mix changes between periods.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

REVENUES

     Revenues in 1996 were $824.3 million, representing an increase of $77.2 million (10.3%) from $747.1 million in 1995. The majority of the Company's revenue was derived from routine skilled nursing facility revenues (62.2%). The increase in revenues of $77.2 million included increases in routine care and assisted living revenues of $28.3 million, medical specialty services revenue of $48.2 million and other revenues of $0.7 million.

     The increase in routine care and assisted living facility revenues of $28.3 million included an increase of $17.5 million resulting from acquisitions, net of divestitures, and the opening of newly constructed facilities. The remaining increase in such revenues of $10.8 million (2.2%) was realized from same facilities. Same facility revenues increased between years due to rate increases. Partially offsetting the rate increases was a decline in occupancy. Total occupancy declined 2.5% between years. Occupancy percentages based on beds/units in operation were 88.8% and 89.3% in 1996 and 1995, respectively. The lower census between years is due to several factors. Certain of the Company's markets experienced the impact of alternative settings, such as assisted living facilities or home healthcare services, for previously longer stay but less medically needy residents. A decline in census in the state of Washington due to the state's efforts to find alternative sources of placement for nursing facility residents negatively impacted total census by 1.3%. Reported census also decreased 0.5% as a result of extended evacuations at two facilities during 1996 due to a train derailment and a flood. Census was also negatively impacted by a continuing higher proportion of residents which require shorter stays as part of a rehabilitation condition. The shorter average length of stays creates more turnover in facilities leaving gaps in occupied beds and the requirement for more intensive marketing.

     The increase in medical specialty service revenues of $48.2 million (19.9%) between years included $5.5 million resulting from the acquisition of two institutional pharmacy operations during 1996 and $6.2 million resulting from acquisitions and the opening of newly constructed nursing facilities during 1996 and 1995. The remaining increase of $36.5 million is due to the increased utilization of restorative therapy services by patients and as a result of the Company's ability to provide such services. This ability results from the completion of 37 therapy addition construction projects in 1996 and 1995.

     Pharmacy operations serviced an average of 30,784 nursing facility beds in 1996 compared to 27,745 nursing facility beds in 1995. Pharmacy operations were servicing in excess of 31,000 nursing facility beds at December 31, 1996.

OPERATING AND GENERAL AND ADMINISTRATIVE COSTS

     Operating and general and administrative costs increased $55.3 million or 8.4% from 1995; however, such costs as a percentage of revenues declined for the third consecutive year. The increase included increases in costs relating to acquisitions, net of divestitures and newly constructed facilities of approximately $23.9 million in 1996. The remaining increase in operating and general and administrative costs of $31.4 million (4.8%) included wage-related increased costs of $13.9 million. The increase in wage-related costs included an increase of $25.5 million to attract and retain qualified personnel offset by a decrease in workmen's compensation costs of $11.6 million due to favorable experience under its retroactively rated insurance coverage plans resulting from loss prevention efforts and lower premiums for such coverage in certain of the states in which the Company operates. Remaining increases, excluding wage-related costs, were increased medical specialty services costs of $14.2 million, principally for therapy and pharmacy related services and products, and $3.3 million related to other routine care and general and administrative costs.

PROPERTY COSTS

     Property costs, representing depreciation, amortization and lease costs, increased $3.6 million (10.3%) to $38.5 million in 1996 compared with 1995. The increase is principally due to the increase in the number of facilities operating by the Company through acquisitions and construction and the construction of therapy additions.

INTEREST

     Net interest expense increased $3.7 million to $18.5 million in 1996 compared to 1995 due to acquisitions and capital project expenditures. The average debt level throughout 1996 was approximately $233.4 million compared with approximately $184.5 million in 1995. The weighted average interest rate of long-term debt at December 31, 1996 was approximately 7.56%.

INCOME TAXES

     Income taxes in 1996 increased to $22.5 million from $16.8 million in 1995 as the result of increased pre-tax earnings. The Company's effective tax rates were 39.6% in 1996 and 39.5% in 1995.

NET EARNINGS

     Net earnings in 1996 were $34.0 million, an increase of $8.5 million (33%) over 1995 net earnings of $25.5 million.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

REVENUES

     Revenues in 1995 were $747.1 million, representing an increase of $82.1 million (12.4%) from $665.0 million in 1994. The majority of the Company's revenue was derived from routine skilled nursing facility revenues (65.4%). The increase in revenues of $82.1 million included increases in routine care and assisted living revenues of $27.8 million, medical specialty services revenues of $53.9 million and other revenues of $0.4 million.

     The increase in routine care and assisted living facility revenues of $27.8 million included a net increase of $8.1 million resulting from the acquisition of ten nursing facilities and the opening of eight new assisted living facilities during 1994 and 1995, partially offset by divestitures. The remaining increase in such revenues of $19.7 million (4.2%) was realized from same facilities. Same facility revenues increased $31.6 million between periods due to rate increases. Partially offsetting the aforementioned increase was a decline in occupancy. Total occupancy declined 2.7% between periods. The lower census between years is primarily due to an increase in the number of patients which require shorter stays as part of a subacute care rehabilitation condition and the impacts of alternative patient care settings. Occupancy percentages based on beds/units in operation were 89.5% in 1995 and 91.5% in 1994.

     The increase in medical specialty services revenues of $53.9 million (28.6%) between periods included $9.0 million from acquisitions during 1995 and 1994, net of divestitures in 1995 and 1994. The remaining increase of $44.9 million is due to a number of factors. Restorative therapy revenues increased $32.4 million due to the increased utilization of such services by patients and as a result of the Company's ability to provide such services as a result of the completion of a number of therapy addition construction projects in 1995 and 1994. Pharmacy revenues increased approximately $9.5 million due to price and product mix changes ($7.9 million) and an increase in the average number of beds serviced between years from 25,000 in 1994 to 28,000 in 1995 ($1.6 million). The remaining $3.0 million increase is primarily due to growth in other ancillary revenues to nursing facility residents.

     Pharmacy operations were servicing approximately 30,600 nursing facility beds at December 31, 1995.

OPERATING AND GENERAL AND ADMINISTRATIVE COSTS

     Operating and general and administrative costs increased $70.4 million or 12.0% between years. The increase included increases in costs relating to acquisitions and new construction net of divestitures of approximately $13.2 million in 1995. The remaining increase in operating and general and administrative costs of $57.2 million (9.8%) included wage-related increased costs of $17.1 million. The increase in wage-related costs included an increase of $21.1 million to attract and retain qualified personnel offset by a decrease in workmen's compensation costs of $4.0 million due to favorable actuarial adjustments on prior policy years and improved claim experience. Remaining increases, excluding wage-related costs, were increased medical specialty services costs of $32.6 million, principally for therapy and pharmacy related services and products, and $7.5 million related to other routine care and general and administrative costs.

PROPERTY COSTS

     Property costs, representing depreciation, amortization and lease costs, increased $2.9 million (8.9%) to $34.9 million in 1995 compared with 1994. The increase is principally due to the overall increase in the number of facilities operated by the Company and the construction of bed and therapy additions to the Company's facilities.

INTEREST

     Net interest expense increased $1.7 million to $14.8 million in 1995 compared to $13.1 million in 1994 due primarily to the acquisition of nursing facilities. The average debt level throughout 1995 was approximately $184.5 million compared with approximately $169.2 million in 1994. The weighted average interest rate of all long-term debt at December 31, 1995 was approximately 8.1%.

INCOME TAXES

     Income taxes in 1995 increased to $16.8 million from $13.9 million in 1994 as a result of increased pre-tax earnings. The Company's effective tax rate was 39.5% in 1995 compared to 39.0% in 1994.

NET EARNINGS

     Net earnings in 1995 were $25.5 million, an increase of $3.8 million (17.6%) over 1994 net earnings of $21.7 million.

ARBOR

     Arbor provides subacute care services and basic health services for a variety of patients at its Arbor Centers. Arbor also provides institutional pharmacy services to both the Arbor Centers and non-affiliated facilities and their residents.

     Subacute care revenues increased from $38.6 million in 1992 to $113.1 million in 1996. Included in subacute care revenues are all room and board, nursing, therapies, and medical supplies for subacute patients and pharmacy charges for all Arbor patients. Arbor is primarily reimbursed for the care of subacute patients by Medicare, managed care payors and commercial insurance. Rates received vary by payor type. Arbor directs its marketing efforts to attract patients reimbursed by managed care providers (principally HMOs and PPOs), commercial insurers and Medicare. Subacute care beds increased from 551 in 1992 to 1,196 in 1996.

     Arbor includes in basic health care revenues all room and board, nursing, therapies and medical supplies for its geriatric, chronic care and assisted living patients. Arbor receives payment for basic health care services primarily from Medicaid and private pay sources. Revenues from basic care patients increased from $56.0 million in 1992 to $84.0 million in 1996. Basic care revenues have not increased as much as subacute care revenues because (i) rates for subacute patients are considerably higher than for basic care patients; and
(ii) Arbor has converted existing basic care beds to subacute care beds. Basic care beds increased from 1,938 in 1992 to 2,382 in 1996.

     Arbor includes in pharmacy and other revenues those institutional pharmacy and related ancillary sales made to non-affiliated facilities and their residents, outpatient rehabilitation clinic revenue and, prior to June 1, 1995, the revenue from management of one Arbor Center not owned by Arbor.

     Operating expenses primarily include the costs incurred by the Arbor Centers, pharmacies and, prior to June 1, 1995, costs of providing management services. General corporate expenses are for the supervisory staff needed to handle the general affairs of Arbor and to support its operations. Center ownership costs include operating lease rentals, net interest expense, and depreciation and amortization expense. Operating, general corporate and ownership costs increased since 1992 as Arbor increased the number of Arbor Centers, acquired pharmacies and expanded subacute care services.

     Arbor's pharmacy division consists of four institutional pharmacies and related services. The pharmacy division services approximately 22,500 non-affiliated beds and approximately 3,500 of its own beds in Florida, Ohio and Indiana. Pharmacy sales to Arbor's subacute and basic care patients are included in subacute care revenue. Pharmacy sales to non-affiliated facilities and their residents are included in pharmacy and other revenue. Sales to Arbor's Centers for resale to their Medicare Part A, Veterans Administration and certain other patients constitute intercompany transactions and are eliminated in consolidation.

     During 1996 Arbor developed and opened a 36-bed subacute unit addition to an existing Arbor Center in February, a 79-bed Arbor Center in April, a 116-bed Arbor Center in August, and a 120-bed Arbor Center in late December. Arbor acquired two businesses that provide medical supplies and Medicare billing services and purchased a 100-bed Arbor Center previously operated under a lease agreement effective June, 1996 and September, 1996, respectively. During 1997, Arbor acquired the net assets of three Comprehensive Rehabilitation Outpatient Facilities ("CORFs") and opened two satellite locations which provide general, job-related injury and geriatric rehabilitation to the northeastern Pennsylvania and St. Augustine, Florida markets. Effective September 15, 1997, Arbor acquired seven Rehabilitation Centers in the Jacksonville, Florida area. As at September 30, 1997, Arbor's five CORFs and seven Rehabilitation Centers serviced over 7,000 patients annually. As of September 30, 1997, Arbor operated 3,696 beds in its 31 Arbor Centers located in five states. Refer to Note 3 of the Notes to Arbor Unaudited Interim Consolidated Financial Statements.

     Ongoing efforts by third party payors to contain health care costs by limiting reimbursement rates, increasing case management review and negotiating reduced contract pricing affect Arbor's revenues and profitability. During 1996, Arbor introduced a plan to improve operating margins, reduce operating costs and increase referrals from managed care organizations.

     During the year ended December 31, 1996, Arbor introduced a plan to improve operating margins, reduce operating costs and increase referrals from managed care organizations, with a view to minimizing the effect of or potentially maximizing the benefits from future changes anticipated in the Medicare payment system and the expansion of managed care business. As anticipated, as operating costs were reduced, Medicare revenues, which are cost-based, declined. The lower operating costs reduced the growth rate of Medicare revenues in Mature Arbor Centers (as defined below) during 1996. The effects of cost reductions are more apparent in Mature Arbor Centers. Arbor began to focus its marketing efforts on increasing revenues from managed care payors, which traditionally have provided higher operating margins than Medicare. As a result, managed care and insurance subacute revenues increased 21.3% from 1995 and represented 20.8% of subacute care revenue in 1996 as compared to 19.2% in 1995.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of net revenues represented by certain items reflected in Arbor's consolidated statements of income.

                                                        NINE MONTHS
                                                           ENDED               YEAR ENDED
                                                        SEPTEMBER 30           DECEMBER 31
                                                       --------------    -----------------------
                                                       1997     1996     1996     1995     1994
                                                       -----    -----    -----    -----    -----
Net revenues
  Subacute care.....................................    52.2%    51.5%    51.7%    52.5%    52.2%
  Basic care........................................    35.3     38.9     38.4     39.5     41.3
  Pharmacy and other................................    12.5      9.6      9.9      8.0      6.5
                                                       -----    -----    -----    -----    -----
Total net revenues..................................   100.0    100.0    100.0    100.0    100.0
                                                       -----    -----    -----    -----    -----
Expenses
  Operating.........................................    78.2     78.9     78.2     79.1     79.5
  General corporate.................................     4.5      4.4      4.4      4.7      4.6
  Operating lease rental............................     1.8      2.1      2.0      2.2      2.6
  Interest..........................................     3.4      3.2      3.3      3.0      2.9
  Depreciation and amortization.....................     4.4      4.1      4.1      3.8      3.6
  Net other expense.................................     0.0      0.2      0.2       --       --
                                                       -----    -----    -----    -----    -----
Total expenses......................................    92.3     92.9     92.2     92.8     93.2
                                                       -----    -----    -----    -----    -----
Income before income taxes..........................     7.7      7.1      7.8      7.2      6.8
Income taxes........................................     3.0      2.8      3.1      2.8      2.5
                                                       -----    -----    -----    -----    -----
Net income..........................................     4.7%     4.3%     4.7%     4.4%     4.3%
                                                       =====    =====    =====    =====    =====

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     Total net revenues for the nine months ended September 30, 1997 of $181.2 million increased $20.1 million, or 12.5%, from the nine months ended September 30, 1996. Internal growth generated 76% of the increase and the balance resulted from 1996 and 1997 acquisitions. Revenues from Start-Up Centers (developed Arbor Centers which have been in operation for less than 24 months as of the period reported) provided 87% of the internal growth. Total occupancy increased to 90.8% from 89.2% in the comparable period of the prior year due to improved occupancy in both Mature (Arbor Centers in operation for 24 months or more in the period being reported upon) and Start-Up Centers. Subacute care revenues increased $11.7 million, or 14.0%, due to more beds and improved occupancy ($17.4 million) partially offset by lower average rates ($5.7 million). The decrease in subacute rates is due to changes in payor mix and the Company's cost-reduction efforts, as described below. Managed care patients accounted for 19.2% of the total subacute patients serviced compared to 12.8% for the nine months ended September 30, 1996. Basic care revenues increased $1.2 million, or 1.9%, due to more beds and improved occupancy ($1.9 million) offset by decreased rates resulting from lower operating costs ($0.7 million). Pharmacy and other, primarily outpatient, revenues increased $7.3 million, or 47.4%, due to the 1996 and 1997 acquisitions ($4.6 million) and increased sales volume ($2.7 million).

     Operating expenses for the nine months ended September 30, 1997 of $141.6 million increased $14.6 million, or 11.5%, over the comparable period in 1996. As a percent of revenue, operating costs decreased to 78.2% from 78.9% for the comparable period in the prior year. Approximately 97% of the increase in operating costs was due to Start-Up Centers and 1996 and 1997 acquisitions. The remainder of the net increase was due to an increase in pharmacy operating costs offset by a decrease in Mature Center costs. Compensation expenses for Arbor Center staff of $65.4 million increased by $6.0 million, or 10.1%. Start-Up Centers accounted for $5.4 million of the increase. The cost of providing therapies, pharmaceuticals and medical supplies ("Ancillary Services") increased $5.8 million due to Start-Up Centers, the 1996 and 1997 acquisitions and costs associated with increased pharmacy sales offset in part by reduced costs at Mature Centers. Mature Center Ancillary Services costs decreased 9.3% when compared to the same period in the prior year as a result of Arbor's efforts in converting therapy to in-house programs rather than purchasing from contract therapy providers. All other costs in Mature and Start-Up Centers increased $2.8 million.

     General corporate expenses increased $1.0 million, or 13.4%, due to costs incurred to support internal growth and pursue strategic acquisitions.

     Ownership costs increased $2.3 million, or 15.0%, primarily due to Start-Up Centers and the 1997 acquisitions.

     Net income increased by $1.6 million, or 23%, primarily as a result of the foregoing factors.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Total net revenues for the year ended December 31, 1996 of $218.8 million increased $26.6 million, or 13.9%, from the year ended December 31, 1995. Approximately 64.3% of the revenue increase during 1996 resulted from internal growth and 35.7% from acquisitions made during 1995 and 1996. Internal revenue growth came from Start-Up Arbor Centers. Subacute care revenues (which accounted for 51.7% of total revenues) increased $12.2 million due to added beds and improved occupancy. Basic care revenues increased $8.1 million ($2.8 million from higher rates, $3.3 million from added beds and higher occupancy and $2.0 million from the Arbor Center acquired in May, 1995). Pharmacy and other revenues increased $6.3 million, primarily due to the acquisition of an institutional pharmacy on June 30, 1995.

     Operating expenses for the year ended December 31, 1996 of $171.2 million increased $19.2 million, or 12.7%, over the comparable period in 1995. However, as a percent of revenue, operating costs decreased to 78.2% from 79.1% for the comparable period in 1995, due primarily to the initial implementation of the margin-driven strategy in Mature Arbor Centers and the effect of the pharmacy acquisition made during 1995. Increased costs were due to the Start-Up Arbor Centers and the 1995 acquisition while operating costs in Mature Arbor Centers decreased 3.4% from 1995. Compensation expenses for Arbor Center staff of $78.1 million increased by $6.9 million, or 9.7%, over the comparable period in 1995. The Start-Up Arbor Centers and the Arbor Center acquired in May, 1995 accounted for $8.5 million of the increase in Arbor Center personnel compensation expenses. These expenses in Mature Arbor Centers decreased by $1.6 million due to the partial implementation of standardized staffing models. The cost of providing Ancillary Services increased operating expenses by $8.6 million, primarily due to the Start-Up Arbor Centers and the institutional pharmacy acquired in 1995. Ancillary Services expenses in Mature Arbor Centers decreased by $2.1 million primarily as a result of providing more therapy services in-house rather than by contract. The net effect of other cost increases and decreases reflected an overall net increase of $3.7 million primarily resulting from the Start-Up Arbor Centers and the acquisition of one Arbor Center in May, 1995.

     General corporate expenses for the year ended December 31, 1996 of $9.7 million increased $0.7 million, or 7.7%, over the comparable period in 1995. This change was primarily caused by expenses for additional administrative personnel and other related expenses needed to support the growing business.

     Arbor Center ownership costs for the year ended December 31, 1996 of $20.5 million increased $2.9 million, or 16.6%, over the year ended December 31, 1995. The increase in ownership costs is due to the Start-Up Arbor Centers and the acquisition of one Arbor Center and an institutional pharmacy in 1995.

     Net income increased by $1.8 million, or 21.0%, from the comparable period in 1995, primarily as a result of the foregoing factors, notwithstanding an increase in the effective income tax rate from 38.6% to 39.7%.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Total net revenues for the year ended December 31, 1995 of $192.2 million increased $33.4 million, or 21.0%, from the year ended December 31, 1994. Approximately 76.9% of the revenue increase during 1995 resulted from internal growth and 23.1% resulted from acquisitions made during 1995. Internal revenue growth resulted from Mature Operations (Arbor Centers and pharmacies in operation for 24 months or more in the period being reported upon), which accounted for approximately 34.5% of the revenue growth, and Start-Up Arbor Centers which provided approximately 42.4% of the increase in revenue. Subacute care revenues

(which accounted for 52.5% of total revenues) increased $18.1 million ($6.0 million from higher rates and $12.1 million from added beds and improved occupancy). Basic care revenues increased $10.3 million ($3.4 million from higher rates and $6.9 million from added beds and improved occupancy) and pharmacy and other revenues increased $5.0 million, primarily due to the June 30, 1995 institutional pharmacy acquisition. Mature Operations provided $7.5 million of the subacute care revenue increase ($5.0 million due to higher rates) and $3.7 million of the basic care revenue increase ($2.9 million due to higher rates). The remaining revenue growth came from four Start-Up Arbor Centers and the acquisition of one Arbor Center in May, 1995.

     Operating expenses for the year ended December 31, 1995 of $151.9 million increased $25.7 million, or 20.3%, over the comparable period in 1994. The increased costs were primarily due to increased occupancy and utilization of Ancillary Services in Mature Arbor Centers, the increased occupancy of four Start-Up Arbor Centers, the acquisition of one Arbor Center in May, 1995, and the June 30, 1995 institutional pharmacy acquisition. Arbor Center personnel compensation expenses of $71.2 million increased by $9.0 million, or 14.4%, over the comparable period in 1994. The increased occupancy of four Start-Up Arbor Centers and the acquisition of one Arbor Center in May, 1995 accounted for $6.6 million of the increase in Arbor Center personnel compensation expenses, while routine wage increases accounted for the remaining $2.4 million increase. The cost of providing additional Ancillary Services increased operating expenses by $15.0 million, while the net effect of other cost increases and decreases reflected an overall net increase of $1.7 million primarily resulting from four Start-Up Arbor Centers and the acquisition of one Arbor Center in May, 1995. As a percent of revenue, operating costs decreased to 79.1% from 79.5% for the comparable period in 1994, due primarily to the effect of the pharmacy acquisition made during the year and increased occupancy at Start-Up Arbor Centers.

     General corporate expenses for the year ended December 31, 1995 of $9.0 million increased $1.6 million, or 22.3%, over the comparable period in 1994. This change was primarily caused by expenses for additional administrative personnel and other related expenses needed to support the growing business.

     Arbor Center ownership costs for the year ended December 31, 1995 of $17.6 million increased $3.2 million, or 22.5%, over the year ended December 31, 1994. The increase in ownership costs is due primarily to four Start-Up Arbor Centers and the acquisition of one Arbor Center and an institutional pharmacy in 1995.

     Net income increased by $1.5 million, or 22.4%, from the comparable period in 1994, primarily as a result of the foregoing factors, notwithstanding an increase in the effective income tax rate from 36.3% to 38.6% primarily as a result of the discontinuance of the targeted jobs tax credit in 1995.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES OF THE COMPANY

     The Company had cash and cash equivalents of $14.9 million at September 30, 1997 and $18.7 million at December 31, 1996.

     Cash flow generated from operations before working capital changes was $61.1 million for the nine months ended September 30, 1997 compared with $54.5 million in the comparable period of 1996. Cash flow generated from operations before working capital changes for the full year of 1996 was $77.4 million compared with $58.6 million in 1995 and $48.0 million in 1994. The increase in cash flow from operations before working capital changes is the result of improvement in operating earnings.

     The Company experienced an increase in working capital at September 30, 1997, excluding cash and borrowings included in current liabilities, of $14.8 million. The increase in working capital requirements is principally due to the growth of accounts receivable. Accounts receivable at September 30, 1997 were $172.4 million compared to $153.5 million at December 31, 1996, representing an increase of $18.9 million. The increase in accounts receivable includes increases within the nursing facility operations of $10.4 million and an increase within the Company's UPC Health Network medical specialty services operations of $8.5 million. Third-party payor settlement receivables increased $10.1 million and billed patient care and other receivables increased $0.3 million within the nursing facility operations. The increase in settlement receivables of $10.1 million between periods includes $6.5 million due to an increase in Medicare RCL exception approvals expected, $1.3 million related to the timing of reimbursement for current year estimated Medicare costs versus the level of interim reimbursements received, and the growth of Medicaid program settlements expected of $2.3 million. This increase in billed patient care receivables of $0.3 million included an increase of $5.5 million due to increases in revenues for billed services. This increase in revenues includes, in addition to rate and medical specialty services volume increases, growth resulting from acquisitions during the period. The increase in billed patient care receivables was substantially offset by a decrease of $5.2 million principally due to improvement in the collection of such receivables and the timing of the receipt of remittance between periods. The increase in UPC Health Network receivables of $8.5 million between periods includes $6.2 million due to growth in its product lines with the remaining increase of $2.3 million resulting from acquisitions. The Company's reserve for doubtful accounts increased $2.7 million between periods to $12.1 million due to the overall growth in the amount of receivable balances outstanding.

     Property and equipment increased $61.5 million from December 31, 1996 to a total of $447.6 million at September 30, 1997. The increase is the result of: acquisitions of $43.5 million and capital expenditures and asset transfers of $44.9 million, partially offset by depreciation expense of $23.7 million and asset disposals of $3.2 million, including $2.0 million from the sale of a nursing facility. Property and equipment capital expenditures during the nine months ended September 30, 1997 included approximately $19.7 million related to the construction of new facilities and bed and therapy unit additions to existing facilities. The Company had under construction at September 30, 1997 one nursing facility, one nursing facility addition, four assisted living facilities, one assisted living unit addition and two therapy unit additions at a total cost of $20.9 million, of which $6.0 million was incurred prior to September 30, 1997.

     The Company in the first nine months of 1997 financed a portion of its acquisitions in the first nine months of 1997 through bank financing as well as the assumption of existing debt of the seller. The Company obtained $11.1 million of bank financing in the form of a five year term note with interest at a floating rate equal to LIBOR plus 1.375%. Existing debt assumed in connection with acquisitions totaled $14.7 million.

     Total borrowings, including bank indebtedness, notes payable and both current and long-term maturities of debt, totaled $305.8 million at September 30, 1997 for an increase of $44.1 million from December 31, 1996. The increase is attributable to the growth in property and equipment due to acquisitions and capital expenditures. The weighted average interest rate of all long-term debt was 7.43% at September 30, 1997 and such debt had maturities ranging from 1997 to 2015. Certain debt agreements of the Company include covenants with respect to the payment of dividends and reduction of capital. As of September 30, 1997, $42.7 million was freely distributable under such covenants.

     The Company had a $75 million revolving credit agreement and a $10 million uncommitted line of credit with various banks at September 30, 1997. Borrowing availability under these lines of credit totaled $16.1 million at September 30, 1997.

POST-MERGER LIQUIDITY AND CAPITAL RESOURCES

     The Company substantially increased its indebtedness and interest expense as a result of the borrowings under the New Credit Facilities and the Acquisition. The Company arranged for New Credit Facilities totalling $800 million to finance the Acquisition and to refinance existing indebtedness of both Arbor and the Company. The New Credit Facilities consist of a $200 million Revolving Credit Facility, a $200 million Tranche A Term Loan Facility, a $200 million Tranche B Term Loan Facility and a $200 million Tranche C Loan Facility. The Revolving Credit Facility and the Tranche A Term Loan Facility have a term of six years. The Tranche B Term Loan Facility has a term of seven years. The Tranche C Loan Facility was utilized to complete the Acquisition and was repaid upon completion of the offering of the Outstanding Notes. At the time of closing the Acquisition, Extendicare contributed an additional $44.6 million of equity to the Company. On a pro forma basis, at September 30, 1997, after giving effect to the Acquisition and borrowings under the New Credit Facilities, the Company would have had $721.7 million in indebtedness (including current maturities). The Company will have mandatory debt payments of approximately $27.4 million in 1998. See "Description of Certain Indebtedness."

     The principal source of liquidity for the Company is cash flow from operations and approximately $108.2 million (net of letters of credit in the amount of $32 million) in additional borrowing availability under the Revolving Credit Facility. The Company contemplates incurring capital expenditures (excluding any acquisitions) on a combined basis of approximately $26.3 million for the last three months of 1997 and approximately $104.7 million in 1998. The Company believes that internally generated cash flow, together with borrowings under the Revolving Credit Facility, will be sufficient to meet the Company's operational cash requirements and to fund its capital expenditure program.

                                    BUSINESS

GENERAL

     The Company is one of the largest providers of long-term care and related medical specialty services in the United States. Through its geographically clustered facilities, the Company offers a continuum of healthcare services, including skilled nursing care, assisted living care and related medical specialty services, such as subacute care and rehabilitative therapy, institutional pharmacy supplies and services and medical equipment, supplies and services. On September 30, 1997, the Company announced an agreement to acquire Arbor Health Care Company, a prominent regionally based provider of long-term care and related medical specialty services focused on providing subacute medical services. The Acquisition enhances and complements the Company's presence in the Ohio and Florida markets and solidifies the Company's position, on a combined basis, as one of the top ten operators of long-term care facilities in the United States, with 194 skilled nursing facilities (20,985 beds) and 38 assisted living and retirement facilities (1,480 units) located in 15 states. On a pro forma combined basis at September 30, 1997, the Company would have owned approximately 85% of its facilities, enhancing its credit quality and financial flexibility. In addition, on a pro forma combined basis for the last twelve months, the Company would have generated revenues and EBITDA of $1.1 billion and $158.5 million, respectively, with occupancy rates averaging approximately 88% and a strong quality mix of approximately 63%.

EHSI OVERVIEW

     The Company provides high quality long-term care and related medical specialty services through a total of 201 long-term care facilities with a total resident capacity of 18,769 in 13 states as of September 30, 1997. The Company has been able to achieve strong occupancy rates, a favorable payor mix and sustained growth in total and same facility revenues throughout its network of long-term care facilities. The Company had an average occupancy rate of approximately 88% in its nursing facilities and in its assisted living and retirement facilities for the nine months ended September 30, 1997. In addition, the Company has improved its quality mix from 53% in 1992 to 64% for the nine months ended September 30, 1997, primarily as the result of successful efforts to shift its patient mix to higher acuity patients requiring subacute care services. Payment coverage for such services is provided principally by the Medicare program. In addition, since 1992, the Company has increased its resident capacity by 12.6%. As a result of these factors, the Company has experienced increased revenues and EBITDA, with compound annual growth rates of 11.4% and 16.3%, respectively, from 1992 to 1996. For the last twelve months, the Company generated revenues and EBITDA of $873.7 million and $116.1 million, respectively.

     The Company's long-term care services include skilled nursing care, assisted living care and related support services traditionally provided in long-term care facilities. The Company's medical specialty services provide (i) subacute care and rehabilitative therapy, (ii) pharmacy supplies and services, and (iii) medical equipment, supplies and services to all its long-term care facilities, as well as to non-affiliated long-term care facilities.

ARBOR OVERVIEW

     Arbor provides subacute medical services and traditional long-term care services through its network of 31 licensed nursing centers (the "Arbor Centers") and 3,696 beds as of September 30, 1997. The Arbor Centers are located in five states, with approximately 89% of its bed capacity located in Florida and Ohio. At September 30, 1997, Arbor had three facilities under construction, totaling 276 beds, that are scheduled to open over the next 12 months. In addition, at such date, Arbor held three certificate of need ("CON") approvals for 275 beds in Florida, along with two additional CON approvals for 240 beds that have been appealed by other providers and therefore are not yet final.

     The Arbor Centers are designed to provide subacute and basic health care services to diverse but related types of patients. Arbor Centers are generally located in markets that require both services, with some Arbor Centers allocating up to 50% of total bed capacity to subacute care. Arbor also operates four institutional pharmacies which have experienced significant growth in the last three years.

     Subacute Services. Arbor's subacute units provide treatment programs appropriate for medically stable patients who may require medical rehabilitation, ventilator weaning and respiratory therapy, and complex medical services such as cardiac recovery, infusion therapy, and wound care. Such units concentrate on medically complex patients with high acuity medical needs requiring greater skills and services than those associated with the more general subacute population. Arbor's principal focus is on developing higher revenue and higher margin specialized subacute units, targeting predominantly commercial insurance and managed care organizations (health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and indemnity insurers), which currently are the most profitable payor sources. As of September 30, 1997, Arbor operated 30 subacute units, totaling 1,209 beds, within its 31 Arbor Centers.

     Basic Health Care Services. Arbor's basic health care services primarily consist of general and restorative ("G&R") nursing care to patients with chronic illnesses, diminished physical function, impaired cognition or behavioral problems. Arbor's G&R nursing units also provide a step-down in medical intensity for geriatric subacute patients who cannot be discharged to their homes and need lower intensity nursing for extended periods of time. Similarly, geriatric patients in G&R units who develop a need for rehabilitative or higher intensity services can be transferred to a subacute unit within the same Arbor Center. Arbor also operates assisted living units in five of its Arbor Centers.

     Other Services. Arbor's pharmacy division consists of four institutional pharmacies and related services. The pharmacy division services approximately 26,000 beds (22,500 of which are not affiliated with Arbor) in three states. As of January 1, 1997, Arbor began providing outpatient rehabilitation services with the acquisition of 10 outpatient rehabilitation facilities in Pennsylvania and Florida and has subsequently opened two additional outpatient rehabilitation facilities. These are specialized facilities organized to deliver comprehensive, case managed, interdisciplinary rehabilitation services under physician directive, including physical therapy, occupational therapy, speech therapy, psychological services and social work. Utilizing the same clinical models that are currently used in Arbor's inpatient subacute units, the Company believes these facilities will provide the cost advantages that allow Arbor to offer low-cost rehabilitation services to managed care organizations.

     Arbor provides subacute care in its primary Ohio and Florida markets through a strategy of utilizing its skilled nursing facilities as a platform for providing care to high acuity patients at low costs. At September 30, 1997, approximately 62% of Arbor's revenue was generated from subacute care (including pharmacy). Since 1992, Arbor has increased its occupancy from 88% to 91% for the nine months ended September 30, 1997. Furthermore, Arbor has been effective at increasing its quality mix from 62% in 1992 to 68% for the nine months ended September 30, 1997 as a result of a high Medicare component, reflecting its presence in subacute care. Arbor's focus on quality mix and high occupancy levels has resulted in compound annual growth rates of 19.8% and 25.3% of revenues and EBITDA, respectively, from 1992 to 1996. For the last twelve months, Arbor generated revenues and EBITDA of $238.9 million and $38.2 million, respectively.

INDUSTRY OVERVIEW

     According to industry sources, long-term care spending was estimated at approximately $120 billion in 1996, or approximately 11% of total national health expenditures, with nursing facilities accounting for $84 billion of this total. Approximately 1.7 million people reside in nursing facilities, while another 5.7 million elderly persons require care and services in their homes or in community-based settings. It is estimated that the number of elderly persons requiring long-term care services will grow from approximately 7.3 million in 1995 to over 9 million in the year 2005. Of these totals, one-third or more are expected to be comprised of nursing facility residents while the others are expected to receive care in home or community-based settings. As home healthcare and subacute care services become more accepted and demographics shift toward an aging population with increased long-term care needs, it is estimated that long-term care expenditures (defined as nursing facility expenditures plus home care expenditures) will grow to $250 billion by the year 2005, representing 14% of total national health expenditures.

     The long-term care and post-acute care industries include rehabilitation hospitals and facilities, skilled nursing facilities, assisted living facilities, intermediate care facilities, and home health services. Each of these segments has experienced rapid growth in the last ten years. The number of rehabilitation hospitals has grown 149% since 1986, while rehabilitation units within acute care hospitals have grown 71% since 1986. While the number of freestanding nursing facilities has remained flat over the last ten years (17,100 in 1986 vs. 17,400 in 1996), hospital-based skilled nursing facilities have increased from 1,145 in 1990 to 2,088 in 1996 (an 80% increase). Home health agencies have grown even more rapidly over the last five years. Between 1990 and 1995 the number of home health agencies grew 60% from 11,765 to 18,874.

     In addition to an aging population, the long-term care industry is changing as a result of several fundamental factors which the Company believes that it is well positioned to capitalize on, including the following:

SUPPLY/DEMAND IMBALANCE

     Acquisition and construction of additional skilled nursing facilities are subject to certain restrictions on supply including government-legislated moratoriums on new capacity or licensing restrictions limiting the growth of services. Such restrictions on supply, coupled with an aging population, is causing a decline in the availability of long-term beds per person 85 years of age or older. Additionally, advances in medical technology are enabling the treatment of certain medical conditions outside the hospital setting. As a result, patients requiring a higher degree of monitoring, more intensive and specialized medical care, 24-hour per day nursing care, and a comprehensive array of rehabilitative therapies are increasing, resulting in a need for long-term care. The Company believes that such specialty care can be provided at a significantly lower cost than in traditional acute care and rehabilitation hospitals.

COST CONTAINMENT PRESSURES

     As the number of people over age 65 continues to grow and as advances in medicine and technology continue to increase life expectancies, healthcare costs are expected to rise faster than the availability of resources from government-sponsored healthcare programs. In response to such rising costs, governmental and private pay sources in the United States have adopted cost containment measures that encourage reduced length of stays in acute care hospitals. As a result, average acute care hospital stays have been shortened, and many patients are discharged despite a continuing need for nursing or specialty healthcare services. This trend has increased demand for long-term care, home healthcare, outpatient facilities, hospices and assisted living facilities. In addition, long-term care companies with an integrated network and a broad range of services will be in a good position to contract with managed care companies and other payors. Furthermore, following changes in the reimbursement to long-term care companies (i.e., development of PPS for skilled nursing and tightened reimbursement levels as a result of increased managed care penetration), information systems to understand clinical and financial data will be critical for managed care contracting and internal cost management.

CHANGING FAMILY DYNAMICS

     As a result of the growing number of two-income families, many people are not able to care for elderly parents in their homes. Two-income families are, however, better able to provide financial support for elderly parents to receive the care they need in a nursing or assisted living facility.

BUSINESS STRATEGY

     The Company has experienced significant growth in revenues and EBITDA over the last four years. The Company seeks to continue this growth through a strategy based on its ongoing commitment to the provision of high-quality healthcare services while positioning itself to take advantage of the changing healthcare environment. The Company geographically clusters its long-term care facilities and services in order to offer its customers a broad range of long-term care and ancillary services and improve operating efficiencies. The Company seeks to implement its strategy by:

EXPANDING NURSING FACILITY OPERATIONS

     The Company is actively expanding its nursing facility operations through the selective acquisition and construction of nursing facilities. Consistent with its emphasis on geographical clustering, the Company prefers to expand in areas which are in close proximity to its existing facilities, where (i) management is already in place and has expertise relating to the regulatory and reimbursement environments, (ii) it can participate as an active member of the nursing facility association in the state, and (iii) its reputation is established. In addition, ancillary services and those of the Company's UPC Health Network can be provided from regional offices. In establishing new state or regional clusters, the Company considers local demographic, regulatory and reimbursement environments of a particular state or region.

     As a result of CON licensing restrictions, growth of nursing facilities is expected to be primarily through acquisition. From 1991 to September 30, 1997, EHSI acquired 32 (11 previously leased) nursing facilities and has constructed nine nursing facilities or nursing facility additions. The Company had under construction, at September 30, 1997, one nursing facility addition (resident capacity of 20) scheduled for completion in 1997, one nursing facility (resident capacity of 120) scheduled for completion in 1998 and has approved the construction of one nursing facility (resident capacity of approximately 40) with expected completion in 1999.

DEVELOPING ASSISTED LIVING AND RETIREMENT FACILITIES

     The Company will continue its active development and operation of assisted living and retirement facilities. The Company generally locates its assisted living and retirement facilities adjacent or in close proximity to its nursing facilities, enabling the Company to utilize existing personnel, management systems and land, as well as to take advantage of its established reputation. Assisted living facilities allow the Company to serve its communities better by providing a continuum of service that meets a wider variety of needs. In addition, assisted living and retirement facilities generate revenues with a higher private pay component than revenues from nursing facilities, thereby improving operating margins. Since 1991, the Company has acquired one and completed the construction of 23 assisted living facilities (resident capacity of 862). The Company had under construction at September 30, 1997 an additional four assisted living facilities and one assisted living unit addition (resident capacity of 208) and has approved the construction of seven additional assisted living facilities (resident capacity of approximately 322) through 1998.

INCREASING SUBACUTE CARE AND REHABILITATIVE THERAPY CAPABILITIES

     The Company's subacute and rehabilitative therapy services increase the proportion of the Company's revenues derived from Medicare, managed care, and private payors. The Company's acquisition of Arbor is consistent with its plans to expand its subacute care and rehabilitative capabilities. Arbor has particular regional strengths in marketing subacute care to managed care groups which the Company will extend to its subacute beds in other regions. A wide range of rehabilitative equipment and services is provided in units on the same site as nursing facilities. Since 1991, the Company completed the construction of 57 expanded therapy units and had under construction at September 30, 1997 an additional two such units for completion in 1997. The Company has further approved the construction of three such units through 1998. The Company's 86 expanded therapy units include 55 units that have begun to provide service to clients on an outpatient basis. Both the Company and Arbor have acquired freestanding outpatient rehabilitative therapy units to provide services to the general community.

EXPANDING THE UPC HEALTH NETWORK

     The Company believes that considerable opportunity exists to expand its provision of pharmacy and medical services and supplies through the UPC Health Network. This business is primarily regional and is principally service driven. The Company believes that by providing a broad range of well executed services and support, it will be able to increase the volume of business with other non-affiliated nursing facilities. As nursing facilities expand their range of delivered services, this will provide additional opportunities for the UPC Health Network.

FOCUSING ON SMALLER URBAN COMMUNITIES

     The Company intends to maintain its geographic focus on smaller urban communities. The Company believes that it has established a reputation as a community-oriented long-term care provider and has developed experience in serving and marketing to smaller urban communities. The Company also believes that operating in such communities results in a more stable workforce.

EMPHASIZING OWNERSHIP OF ASSETS

     Unlike a number of other long-term care providers, the Company owns rather than leases a substantial majority of its properties. See "-- Properties." The Company believes ownership of such properties increases the Company's flexibility in utilizing facilities, constructing additions for ancillary services such as subacute care or rehabilitative therapy and adding assisted living and retirement facilities adjacent to nursing facilities. In addition, ownership of facilities enables the Company to control costs without regard to escalating lease payments.

THE ARBOR ACQUISITION

     Consistent with the Company's strategy, the Company acquired Arbor for an aggregate purchase price of $429 million, including the repayment of approximately $109 million of Arbor's debt. The Acquisition solidifies the Company's position as one of the top ten operators of long-term care facilities in the United States and enhances and complements the Company's presence in Florida and Ohio. In addition, the Acquisition provides the Company with eight approved CONs for 791 new beds, 80 of which are in Ohio (which currently has a moratorium on new CONs). The Company estimates that 431 of the 791 beds will be constructed in 1998, representing four new facilities and one facility addition. Two of the approved CONs for an aggregate of 240 new beds have been appealed by other providers and therefore are not yet final. The Company intends to build such additional facilities upon resolution of such appeals in the Company's favor. The Acquisition will also provide the Company and Arbor with increased access to managed care contracts, cross selling opportunities for their pharmacy businesses and an extension of their group purchasing services. Furthermore, given Arbor's size and the geographic overlap with the Company, annual cost savings are anticipated to be achieved in staff related areas, corporate general and administrative functions and pharmacy overhead.

OPERATIONS

LONG-TERM CARE SERVICES

     Nursing Care. Nursing facilities provide a broad range of long-term geriatric and subacute care and rehabilitative therapy services, including skilled nursing care and ancillary services, to persons who do not require the more extensive and specialized services and supervision of a hospital. The nursing facilities employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified healthcare aides who provide care as prescribed by each resident's attending physician and a full range of personal support. All nursing facilities provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry.

     The Company is continuing to expand the number and size of its nursing facilities subject to the restrictions of state CON licensing. As of September 30, 1997, the Company operated 163 nursing facilities with 17,289 licensed beds providing care in 13 states and Arbor operated 31 Arbor Centers with 3,696 licensed beds providing care in five states. See "-- Properties."

     Assisted Living and Retirement Facilities. In its assisted living facilities, the Company provides homelike accommodation, meals and assistance in the activities of daily living to seniors who require some help, but not the level of nursing care provided in a nursing facility. An assisted living facility enhances the value of an existing nursing facility in those situations where the two facilities operate side by side, and allows the Company to better serve the communities in which it operates by providing a broader continuum of service. All of the Company's assisted living facilities are within close proximity to its nursing facilities. As of

September 30, 1997, the Company operated 38 assisted living facilities with resident capacity of 1,480 units and Arbor operated assisted living units in five of its Arbor Centers with resident capacity of 185.

     Due to the rapidly increasing segment of the U.S. population seeking assisted living accommodation and the relative immaturity of the assisted living market in the United States, the Company expects strong demand for these services in the foreseeable future and intends to continue with its aggressive construction program. The Company completed construction of and opened seven assisted living facilities and one addition, with a total of 340 units, in the first nine months of 1997, and had under construction at September 30, 1997 an additional four assisted living facilities and one addition (capacity of 208 units).

     Management Services. The Company also applies its operating expertise through the management of nursing and assisted living facilities for others. During 1996, the Company increased its facilities under management by eight. At September 30, 1997, there were eight nursing facilities and five assisted living facilities under management providing care to 1,120 residents.

MEDICAL SPECIALTY SERVICES

     The Company also provides, through its network of 27 regional service centers that comprise the UPC Health Network, a continuum of healthcare services, programs and products to institutions and individuals of all ages.

     Subacute Care and Rehabilitative Therapy. The UPC Health Network provides patient-centered, outcome-oriented subacute care and rehabilitative therapy services to residents in its long-term care facilities and to other non-affiliated facilities. Patients requiring subacute care are medically stable, yet require specialized therapy and other services that are more intensive than traditional nursing facility care, but less than acute hospital care. These services may include wound care and respiratory, infusion and intravenous therapies. The Company provides rehabilitative therapy services on an inpatient and outpatient basis to clients who require, for example, physical or occupational therapy, or speech-language pathology. The Company's subacute and rehabilitation teams seek to return each patient to maximum functional independence with many patients typically being discharged within 30 to 90 days.

     The U.S. healthcare system is applying pressure on acute and managed care providers to discharge patients more rapidly to less intensive and low-cost care environments. Subacute per diem rates are potentially 30% to 60% lower than rates for similar services provided in acute care hospitals. This savings is achieved in a less institutional setting than typically provided by a hospital. The strong interdisciplinary approach to patient services, in conjunction with the support services that the patient and family receive, are important in optimizing clinical outcomes and level of satisfaction. In response to this market trend, all of the Company's nursing facilities have expanded their ability to provide patient-centered, outcome-oriented subacute and rehabilitative care.

     As of September 30, 1997, 86 of EHSI's nursing facilities operated expanded therapy units, comprising 1,500 to 5,000 square feet of therapy space, 55 of which were providing outpatient care. During 1996, 18 expanded therapy units were added through construction and conversion of existing space. As of September 30, 1997, Arbor operated 30 subacute units, totaling 1,209 beds, within its 31 Arbor Centers. As of September 30, 1997, approximately 66 percent of the therapists providing services in EHSI's therapy units were contracted for by EHSI from third parties, compared with 80 percent at the end of 1995. The Company expects that the percentage of therapy services provided by contract therapists will continue to decline as it seeks to reduce its operating costs in order to position itself for PPS.

     Institutional Pharmacy. The Company provides pharmacy supplies and services to more than 30,000 beds in nursing facilities, assisted living facilities and other healthcare institutions through 11 locations in eight states. The number of beds serviced by the Company's pharmacy operations increased to 30,300 at September 30, 1997 from 15,000 at the end of 1992. These include unit-dose medication distribution, computerized patient documentation, full-service consultants and on-call service. Of the 30,300 beds serviced by the Company, 16,000 are not affiliated with the Company. Each regional service location is staffed with licensed, registered pharmacists and quality control staff who are responsible for the maintenance of effective operations and compliance with regulations. The Acquisition includes Arbor's four institutional pharmacies servicing approximately 26,000 beds, including approximately 3,500 of its own beds.

     Medical Services and Supplies. The UPC Health Network's retail and home health operation distributes durable medical equipment and supplies, such as wheelchairs, hospital beds, oxygen and diabetic supplies. It also provides a wide range of services such as intravenous therapy products and respiratory, oxygen and enteral therapies to hospitals, long-term care facilities and individuals at home through 27 locations in 11 states. The UPC Health Network operates a home health agency in southeastern Wisconsin that includes skilled nursing and home healthcare services, as well as in-home physical, occupational and speech therapy programs. The operation employs trained and experienced home health nurses, nurses' aides and therapists.

     Group Purchasing Services. UHF Purchasing Group, a division of the UPC Health Network, provides purchasing services throughout the United States to over 1,150 nursing facilities. Its program offers group purchasing of a complete line of food, supplies and capital equipment at volume pricing from a wide range of vendors.

QUALITY OF CARE

     The focus of the Company's commitment to excellence is its belief in treating residents with dignity and respect through the implementation of rigorous standards that management and staff at all levels constantly assess and update. A Vice-President of Quality Management leads a department which is primarily responsible for establishing and auditing care and service delivery systems and standards for the nursing facilities and assisted living facilities. This department is also responsible for developing systems, programs and standards for all professional disciplines and services provided to users of the Company's services, including nursing, dietary, social services, activities, ethical practices, mental health services, behavior management, quality validation and continuous quality improvement. Training of employees at all levels is an integral part of the Company's on-going efforts to improve and maintain its quality. Each new nursing facility administrator or director of nursing is required to attend two weeks of Company-provided training to ensure that he or she has an understanding of all aspects of nursing facility operations, including clinical, management and business operations. The Company conducts additional training for these individuals and all other staff on a regional or local basis.

MARKETING

     Most of the Company's long-term care facilities are located in smaller urban communities. The Company focuses its marketing efforts predominantly at the local level. The Company believes that the selection of a long-term care facility is strongly influenced by word of mouth advertising and referrals from physicians, hospital discharge planners, community leaders, neighbors and family members. The administrator of each long-term care facility is therefore a key element of the Company's marketing strategy. Each administrator is responsible for developing relationships with potential referral sources. The Company sets overall marketing strategy and provides marketing direction and support to each of its administrators with training and promotional materials.

MANAGEMENT AND FINANCIAL AND COST CONTROLS

     The Company believes that strong management is essential to its success. The members of its board of directors have served the Company on average more than 15 years while its senior officers have an average 22 years experience in the healthcare industry and 17 years of service with the Company.

     Centralized accounting systems record each nursing facility results with costs by category broken down on a cost per patient day basis all with comparisons to budgets. Senior operating and financial management monitor costs on a monthly basis.

SOURCES OF REVENUE

     The Company derives its revenue from Medicare, Medicaid and private pay sources. The following table sets forth the allocation among these three payor sources for the Company, Arbor and on a pro forma basis as if the Acquisition had occurred at the beginning of each period presented:

                                                              NINE MONTHS     YEAR ENDED DECEMBER
                                                                 ENDED                31,
                                                             SEPTEMBER 30,    --------------------
                                                                 1997         1996    1995    1994
                                                             -------------    ----    ----    ----
Payment Source:
Private pay
  EHSI....................................................        33%         32%     33%     35%
  Arbor...................................................         36          34      33      35
  Pro forma...............................................         33          32      33      35
Medicare
  EHSI....................................................        31%         30%     26%     22%
  Arbor...................................................         32          34      36      34
  Pro forma...............................................         31          30      28      24
Medicaid
  EHSI....................................................        36%         38%     41%     43%
  Arbor...................................................         32          32      31      31
  Pro forma...............................................         36          38      39      41

     Private Pay. The Company classifies payments from individuals who pay directly for services without governmental assistance as private pay revenue. The private-pay classification also includes revenues from commercial insurers, HMOs, PPOs and other charge-based payment sources as well as revenue from HMO Medicare risk plans. Blue Cross and Veterans Administration payments are included in private pay and are made pursuant to renewable contracts with these payors.

     Medicare. Medicare is a health insurance program funded and administered by the federal government primarily for individuals entitled to Social Security who are age 65 or older. Medicare covers the first 20 days of stay in an SNF in full, and the next 80 days above a daily coinsurance amount, after the individual has qualified by a three-day hospital stay. The Medicare program consists of two parts: Medicare Part A and Medicare Part B. Medicare Part A covers inpatient services for hospitals, nursing facilities, and certain other healthcare providers, and patients requiring daily professional skilled nursing and other rehabilitative care. Medicare Part B covers services for suppliers of certain medical items, outpatient services, and doctor's services. Payment for Medicare Part A is made through either the traditional fee-for-services model, or through a Medicare risk HMO ("Medicare Risk HMO") payment-per-enrollee payment model. Currently, the Company's nursing facilities provide service to Medicare through the traditional fee-for-service model. The Company's nursing facilities receive interim payments during the year for each facility's expected reimbursable costs under Part A, and for some programs delivered under Part B. Reimbursement is based on the submission of a year end cost report which reconciles interim payments made to final amounts to be paid. Under Part B, the Company's nursing facilities and UPC Health Network bill carriers and intermediaries based on reasonable charges, or a fixed fee schedule for Medicare-covered services and products.

     The Balanced Budget Act, signed into law on August 5, 1997, makes numerous changes to the Medicare and Medicaid programs which could potentially affect the Company. With respect to the Medicare program, the new law requires the establishment of a PPS for SNF services, under which facilities will be paid a federal per diem rate for virtually all covered services. The federal per diem rate will be uniform for all facilities, except for an adjustment based upon regional wage differentials. The PPS will be phased in over three cost reporting periods, starting with cost reporting periods beginning on or after July 1, 1998. The Balanced Budget Act also institutes consolidated billing for SNF services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A SNF care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement, or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1998. The law also contains provisions affecting outpatient rehabilitation agencies and providers, including a 10 percent reduction in operating and capital costs for 1998, a fee schedule for therapy services beginning in 1999, and the application of per beneficiary therapy caps currently applicable to independent therapists to all outpatient rehabilitation services, beginning in 1999. Other provisions limit Medicare payments for certain drugs and biologicals, durable medical equipment, parenteral and enteral nutrition ("PEN") nutrients and supplies. In addition, future payment to Medicare risk plans will continue to be based upon a per-enrollee basis, and be based on a combination of regional and federal factors. PSOs will be able to contract directly with HCFA for Medicare risk contracts and receive payment on a capitated basis. It is expected that PSOs will be created and will become active competitors with HMOs in many regions. See "Risk Factors -- Potential Adverse Effects of Balanced Budget Act of 1997 and Other Health Care Reforms" and "Risk Factors -- Reimbursement by Third Party Payors."

     Medicaid. Medicaid is a state-administered program financed by state funds and matching federal funds. The program provides for medical assistance to the indigent and certain other eligible persons. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. All of the states in which the Company operates currently use cost-based reimbursement systems which generally may be categorized as prospective or retrospective in nature. Under a prospective system, per diem rates are established based upon the historical cost of providing services during a prior year, adjusted to reflect factors such as inflation and any additional services which are required to be performed. Many of the prospective payment systems under which the Company operates contain an acuity measurement system which adjusts rates based on the care needs of the patient. Retrospective systems operate much like the Medicare program. Nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis. Additional payment to a nursing facility by the state or repayment from a nursing facility to the state can result from the submission of cost reports and their ultimate settlement. The majority of the states in which the Company operates nursing facilities use prospective systems.

     The Balanced Budget Act repealed the federal payment standard (known as the Boren Amendment), which required state Medicaid programs to pay rates that were reasonable and adequate to meet the costs which must be incurred by efficiently and economically operated nursing facilities. As a result, for Medicaid services provided on or after October 1, 1997, states have considerable flexibility in establishing payment rates. The Company is not able to predict whether any states will adopt changes in their Medicaid reimbursement systems, or, if adopted and implemented, what effect such initiatives would have on the Company. Nevertheless, there can be no assurance that such changes in Medicaid reimbursement to nursing facilities will not have an adverse effect on the Company. The Balanced Budget Act also allows states to mandate enrollment in managed care systems without seeking approval from the Secretary of HHS for waivers from certain Medicaid requirements as long as certain standards are met. Although historically these managed care programs have exempted institutional care, no assurance can be given that these waiver projects ultimately will not change the reimbursement system for long-term care facilities from fee-for-service to managed care negotiated or capitated rates or otherwise affect the levels of payment to the Company.

     Funds received by the Company under Medicare and Medicaid are subject to audit with respect to proper application of various payment formulas. Such audits can result in retroactive adjustments to revenue. The Company believes that the payment formulas applicable to it have been properly applied and that any future adjustments will not have a material impact on its operations.

PROPERTIES

     At September 30, 1997, the Company and Arbor operated 232 long-term care facilities, serving 22,465 residents in 15 states. Of such facilities, 187 were owned, 32 were leased, 13 were managed, and 28 of the leased properties had purchase options and/or rights of first refusal.

     The following table lists by state, on a combined basis, the nursing facilities, assisted living and retirement facilities and hospitals owned, leased or managed by the Company and Arbor at September 30, 1997:

                                            OWNED                 LEASED(1)                MANAGED                  TOTAL
                                    ---------------------   ---------------------   ---------------------   ---------------------
                                                 RESIDENT                RESIDENT                RESIDENT                RESIDENT
                                    FACILITIES   CAPACITY   FACILITIES   CAPACITY   FACILITIES   CAPACITY   FACILITIES   CAPACITY
                                    ----------   --------   ----------   --------   ----------   --------   ----------   --------
Florida...........................       33        3,513        --            --        --            --         33        3,513
Ohio..............................       21        2,136        10         1,152         1            70         32        3,358
Pennsylvania......................       21        2,225        --            --        11           810         32        3,035
Wisconsin.........................       30        2,380        --            --        --            --         30        2,380
Indiana...........................       16        1,514         4           462         1           240         21        2,216
Texas.............................        7          828        13         1,022        --            --         20        1,850
Washington........................       16        1,529         3           294        --            --         19        1,823
Kentucky..........................       18        1,511        --            --        --            --         18        1,511
Minnesota.........................       11        1,424        --            --        --            --         11        1,424
Oregon............................        5          335         2           135        --            --          7          470
Arkansas..........................        4          281        --            --        --            --          4          281
Idaho.............................        2          232        --            --        --            --          2          232
Maryland..........................        1          132        --            --        --            --          1          132
Delaware..........................        1          120        --            --        --            --          1          120
West Virginia.....................        1          120        --            --        --            --          1          120
                                                                --                      --
                                        ---       ------                   -----                   -----        ---       ------
Total.............................      187       18,280        32         3,065        13         1,120        232       22,465
                                        ===       ======        ==         =====        ==         =====        ===       ======

---------------

(1) The average remaining life of the leases, including renewal options exercisable solely by the Company or Arbor, as the case may be, is 11 years.

     The UPC Health Network provides institutional pharmacy services through 11 additional leased locations in eight states as follows: Florida - 1; Indiana - 1; Kentucky - 1; Minnesota - 1; Pennsylvania - 2; Texas - 1; Washington - 2; and Wisconsin - 2. Arbor provides institutional pharmacy services through two leased locations in Florida, one leased location in Ohio and one leased location in Michigan.

     The Company had under construction at September 30, 1997, and also has approved construction of, the following facilities and additions:

                                                              ASSISTED LIVING                                NURSING FACILITY
                                                                FACILITIES           NURSING FACILITY            ADDITIONS
                                                EXPANDED   ---------------------   ---------------------   ---------------------
                                                THERAPY      NO. OF     RESIDENT     NO. OF     RESIDENT     NO. OF     RESIDENT
                                                 UNITS     FACILITIES   CAPACITY   FACILITIES   CAPACITY   FACILITIES   CAPACITY
                                                --------   ----------   --------   ----------   --------   ----------   --------
Under construction at September 30, 1997
  EHSI........................................  2....           4          208          1          120          1          20
  Arbor.......................................     --          --           --          3          276         --          --
Additional construction approved
  EHSI........................................  3....           7          322          1           40         --          --
  Arbor.......................................     --          --           --          4          468          1          47
                                                    -          --                       -                       -          --
                                                                           ---                     ---
Total.........................................      5          11          530          9          904          2          67
                                                    =          ==          ===          =          ===          =          ==

COMPETITION

     The long-term care industry in the United States is highly competitive with companies offering a variety of similar services. The Company faces competition locally and regionally from other healthcare providers, including for-profit and not-for-profit organizations, home health agencies, institutional pharmacies, medical supplies and services agencies, and rehabilitative therapy providers. Significant competitive factors affecting the placement of residents in nursing and assisted living facilities include quality of care, services offered, reputation, physical appearance, location and, in the case of private-pay residents, cost of the services. Since there is little price competition with respect to Medicaid and Medicare residents, the range of services provided by the Company's nursing facilities and their locations affect a facility's competitive position in its market. The Company's pharmacy and medical services and supplies operation and its group purchasing operation compete with other similar operations ranging from small local operators to companies which are national in scope and distribution capability. The Company focuses its marketing efforts on the medical and healthcare communities in each location it serves.

     The Company also competes with other providers in the acquisition and development of additional facilities. Other competitors may accept a lower rate of return and therefore present significant price competition. Also, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company.

GOVERNMENT REGULATION

     General Regulatory Requirements. Nursing facilities, assisted living facilities and other healthcare businesses, including institutional pharmacy operations, are subject to annual licensure and other regulatory requirements of state and local authorities. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid programs, it must meet the requirements for participation of the Social Security Act and the regulations thereunder. The requirements for nursing facilities licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, physical environment and administration. Nursing and assisted living facilities are generally subject to unannounced annual inspections by state or local authorities for purposes of relicensure and nursing facilities for purposes of recertification under Medicare and Medicaid.

     OBRA-1987. In 1987, the United States Congress passed the Omnibus Budget Reconciliation Act which included extensive revisions to the Medicare and Medicaid statutory requirements for nursing facilities. The provisions prescribe an outcome-oriented approach to the provision of services and require that each resident receive the necessary care and services to attain or maintain the highest practicable physical, mental and psychosocial well-being in accordance with the resident's individualized assessment and plan of care. The rules also established requirements for survey, certification and enforcement procedures. HCFA promulgated regulations, effective July 1, 1995, to implement the survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. Surveys are generally conducted on an unannounced annual basis by state survey agencies. Remedies are assessed for deficiencies based upon the scope and severity of the cited deficiencies. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor performing facilities from the program. Remedies range from directed plans of correction, directed in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil money penalties up to $3,000 per day for deficiencies that do not constitute immediate jeopardy to resident health and safety; and appointment of temporary management, termination from the program and civil money penalties of up to $10,000 for one or more deficiencies that constitute immediate jeopardy to resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by HCFA prior to implementation.

     Effective with the implementation of the regulation, promulgated in July 1995, HCFA created a new concept that allows facilities with acceptable regulatory histories to have an opportunity to correct their deficiencies by a "date certain" and not impose sanctions unless they do not return to compliance. Facilities with deficiencies constituting immediate jeopardy to resident health and safety and those that are classified as poor performing facilities are not given an opportunity to correct their deficiencies prior to the assessment of remedies. From time to time, the Company receives notices from federal and state regulatory agencies relating to alleged deficiencies for failure to comply with all components of the regulations. While the Company does not always agree with the positions taken by the agencies, the Company reviews such notices and takes corrective action when appropriate. Due to the fact that the new regulatory process provides the Company with limited appeal rights, many alleged deficiencies are acknowledged even if the Company is not in agreement with the allegation.

     The July 1995 regulation mandates that facilities which are not in substantial compliance and do not correct deficiencies within a certain time frame must be terminated from the Medicare and/or Medicaid programs. Generally, the facility has no more than six months from deficiency identification to correct the deficiency, but has a shorter time frame when immediate jeopardy to the health or safety of the residents is alleged by the survey agency. While the Company endeavors to comply with all applicable regulatory requirements, from time to time certain of the Company's nursing facilities have been subject to various remedies as a result of deficiencies alleged by HCFA or state survey agencies. While in certain instances denial of certification or licensure revocation actions have been threatened, no such actions are currently pending. There can be no assurance that the Company will not be subject to such remedies in the future.

     Of the Company's nursing facilities surveyed to date under the new regulation and for which a determination has been rendered, approximately 99 percent were found to be in substantial compliance at the initial or follow up survey visit. The Company believes that this performance is comparable to the performance of other similar multifacility corporations. The Company expects that those of its facilities not in substantial compliance will ultimately achieve this objective. The Company is unable to predict its compliance outcome in the future and could be adversely affected if a substantial portion of its facilities were determined not to be in compliance with applicable regulations. The Company believes that it has appropriate systems and mechanisms in place to monitor care and service delivery. The industry as a whole has raised with HCFA its serious concern that the new survey, certification and enforcement process does not appropriately measure performance against applicable requirements and that the process is being applied inconsistently among survey sites. Fundamental to the concern is the change in how surveyors perceive a deficient practice. Prior to July 1995, a deficiency would be identified only if a pattern of less than acceptable performance was observed. Under the present regulation, any lack of perfection produces an alleged deficiency.

     Restrictions on Acquisitions, Construction and Additions. The Company's acquisition and construction of additional facilities are subject to state regulation. All of the states in which the Company and Arbor currently operate (other than Idaho) have adopted CON and other laws designed to regulate expansion which generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the changes or the occurrence of certain capital expenditures. In certain states, such laws have resulted in the prohibition, restriction or delay in the issuance of CONs.

     Regulation of Certain Transactions. Federal law provides for exclusion of practitioners, providers and related persons from participation in most federal healthcare programs, including the Medicare and Medicaid programs, if the individual or entity has been convicted of a criminal offense related to the delivery of an item or service under these programs or if the individual or entity has been convicted, under state or federal law, of a criminal offense relating to neglect or abuse of residents in connection with the delivery of a healthcare item or service. Further, individuals or entities may be, but are not required to be, excluded from such programs under certain circumstances, including but not limited to the following: conviction related to fraud; conviction relating to obstruction of an investigation; conviction relating to a controlled substance; licensure revocation or suspension; exclusion or suspension from state or federal healthcare programs; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; and ownership or control by an individual who has been excluded from the Medicaid and/or Medicare programs, against whom a civil monetary penalty related to the Medicaid and/or Medicare programs has been assessed, or who has been convicted of the crimes described in this paragraph. The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a resident for any item or service, or in return for purchasing, leasing, ordering or arranging for any good, facility, service or item, for which payment may be made under the federal healthcare programs. A violation of the illegal remuneration statute may result in the imposition of criminal penalties, including imprisonment for up to five years, the imposition of a fine of up to $25,000 or both. A civil action to exclude a provider from the Medicaid and/or Medicare programs may also be brought. The recently enacted Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the federal anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program). There are also other civil and criminal statutes applicable to the long-term care industry, such as those governing false claims. The Company has contractual relationships with some healthcare providers. Some states in which the Company operates also have laws that govern financial arrangements between healthcare providers. The Company believes that it is in compliance and that its practices are not in violation of the foregoing statutes or regulations. The Company cannot reasonably predict whether enforcement activities will increase at the federal or state level or the effect of any such increase on its business.

     In the summer of 1995, a major anti-fraud demonstration project, "Operation Restore Trust" ("ORT") was announced by the OIG. A primary purpose for the project is to scrutinize the activities of health care providers who are reimbursed under the Medicare and Medicaid programs. Initial investigative efforts have focused on skilled nursing facilities, home health and hospice agencies, and durable medical equipment suppliers in Texas, Florida, New York, Illinois and California. On May 20, 1997, HHS announced that Operation Restore Trust will be expanded during the next two years to include 12 additional states (Arizona, Colorado, Georgia, Louisiana, Massachusetts, Missouri, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia and Washington), as well as several other types of health care services. Over the longer term, Operation Restore Trust investigative techniques will be used in all 50 states, and will be applied throughout the Medicare and Medicaid programs. Enforcement actions could include criminal prosecutions, suit for civil penalties, and/or Medicare, Medicaid or federal healthcare program exclusion. One of Arbor's facilities was recently the subject of an ORT investigation, which resulted in a finding that approximately $113,000 of charges for therapy services were inadequately documented. Following this investigation, Arbor has adopted measures to strengthen its documentation relating to reimbursable services. While the Company does not believe that it is the target of any such investigation under Operation Restore Trust, there can be no assurance that substantial amounts will not be expended by the Company to cooperate with any such investigation or to defend allegations arising therefrom. If it were found that any of the Company's practices failed to comply with the anti-fraud provisions, the Company could be materially adversely affected.

     Cross Disqualification and Delicensure. In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility may subject other facilities under common control or ownership to disqualification from participation in Medicaid or Medicare programs. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its "principals" have been debarred, suspended or are ineligible, or have been voluntarily excluded, from participation in federal contracts. A principal has been defined as an officer, director, owner, partner, key employee or other person with primary management or supervisory responsibilities. In addition, some state regulations provide that all facilities under common control or ownership licensed within a state are subject to delicensure if any one or more of such facilities are delicensed.

     Environmental Laws and Regulations. Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with those laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. The Company has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to assure compliance by each of its facilities with those laws and regulations. The Company believes that it is in material compliance with applicable laws and regulations governing these requirements.

     Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on the Company with regard to protecting employees from exposure to blood borne pathogens. The Company believes that it has policies and procedures in place to preclude actions by this regulatory body.

     See also "-- Sources of Revenue" for a description of The Balanced Budget Act.

EMPLOYEES

     As of September 30, 1997, the Company employed approximately 20,300 people, including approximately 4,300 registered and licensed practical nurses, 8,000 nursing assistants, 800 therapists, 139 pharmacists, 6,400 dietary, domestic, maintenance and other staff, and 650 administrative employees who work at corporate offices and facilities. There are approximately 42 collective bargaining agreements (six of which expire within 12 months of November 30, 1997) among nine unions covering approximately 2,200 employees. The Company believes that its relationship with its employees is good.

     As of September 30, 1997, Arbor employed approximately 4,500 people, approximately 4,360 of whom are employed in the Arbor Centers and institutional pharmacies. Arbor's corporate staff consists of approximately 140 people, the majority of whom are located at Arbor's headquarters in Lima, Ohio. Certain of Arbor's employees in one Arbor Center in Ohio are covered by a collective bargaining contract. The Company believes that Arbor has good relationships with its employees.

                                   MANAGEMENT

KEY EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of certain key executive officers of Extendicare as of September 30, 1997:

NAME                                  AGE                         POSITION
----                                  ---                         --------
Dr. Joy Durfee Calkin..............   59     President and Chief Executive Officer
J. Wesley Carter...................   57     Chief Operating Officer
Stephen F. Dineley.................   46     Vice President, Finance and Chief Financial
                                             Officer
Melvin A. Rhinelander..............   47     Senior Vice-President, Corporate Services and
                                             Secretary
Barry L. Stephens..................   58     Senior Vice-President, Finance

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of the directors and executive officers of the Company as of September 30, 1997:

NAME                                  AGE                         POSITION
----                                  ---                         --------
Frederick Bernard Ladly............   67     Director and Chairman
J. Wesley Carter...................   57     Chief Executive Officer, President and Director
Robert J. Abramowski...............   47     Vice President, Finance, Chief Financial Officer,
                                             Treasurer and Assistant Secretary
Leland M. Austin, Jr...............   54     Executive Vice President, Operations, Assistant
                                             Secretary and Director
Richard Leslie Bertrand............   48     Senior Vice President, Reimbursement Services,
                                             Assistant Secretary and Director
Roch Carter........................   58     General Counsel and Assistant Secretary
Ronald P. Knox.....................   53     Senior Vice President, Operations
Hugh S. McManus....................   56     Vice President, Administration and Legal Services
                                             and Assistant Secretary
Melvin A. Rhinelander..............   47     Secretary
L. William Wagner..................   49     Vice President, Human Resources

     The respective terms of office of the directors of the Company are for three years and until their respective successors are elected. All executive officers of Extendicare and the Company serve at the discretion of the respective boards of directors of such corporations.

     DR. JOY DURFEE CALKIN joined Extendicare in 1995 as a member of the Board of Directors. In August 1997, Dr. Calkin was appointed President and Chief Executive Officer of Extendicare. Prior to her appointment with Extendicare, Dr. Calkin was Vice President and Provost of the University of Calgary. She was also a professor in the Faculty of Nursing, specializing in health systems management and design as well as pediatric nursing. Dr. Calkin received her Ph.D in Health Services Administration and is widely published in the healthcare field. Dr. Calkin has over 28 years of healthcare experience.

     J. WESLEY CARTER joined Extendicare in 1973 as Senior Vice President of Finance. In 1978, Mr. Carter was appointed President and Chief Operating Officer of the U.S. operations for the Company. Mr. Carter left Extendicare in 1981 to take on the position of President at Manley Insurance Brokers Inc. In December 1994, Mr. Carter returned to Extendicare in his current capacity as Chief Operating Officer. Mr. Carter was appointed President and Chief Executive Officer of EHSI in September 1997. Mr. Carter has been a director of the Company since 1994.

     STEPHEN F. DINELEY joined Extendicare on September 1, 1997. Mr. Dineley has 23 years of accounting and finance experience and for the past 13 years has been a partner with KPMG. While in public accounting, Mr. Dineley had extensive experience with the healthcare industry and publicly-held clients.

     MELVIN A. RHINELANDER has been with Extendicare for 20 years. He currently holds the positions of Senior Vice-President, Corporate Services and Secretary for Extendicare. In addition, he serves as Vice President and Secretary of Extendicare (Canada) Inc. Mr. Rhinelander has been Secretary of the Company since 1989.

     BARRY L. STEPHENS has been with Extendicare for 12 years. He is currently Senior Vice-President, Finance of Extendicare. Prior to September 1, 1997, Mr. Stephens was Vice-President, Finance, Chief Financial Officer and Secretary. Prior to July 1985, Mr. Stephens was a partner of Thorne Riddell, chartered accountants, for 10 years.

     FREDERICK B. LADLY was, prior to August 1997, Chief Executive Officer of Extendicare and President and Chief Executive Officer of Extendicare prior to January 1996. He has been Chairman of Extendicare (Canada) Inc. since December 1994, Vice-Chairman of Crown Life Insurance Company since May 1994 and was President and Chief Executive Officer of Extendicare (Canada) Inc. prior to December 1994. Mr. Ladly has been a director of the Company since 1989.

     ROBERT J. ABRAMOWSKI joined EHSI in 1983 as Vice President and Controller. In 1991, Mr. Abramowski was appointed Vice President of Finance and Chief Financial Officer. Prior to joining EHSI, Mr. Abramowski was a member of the Audit Division of Arthur Andersen & Co., an international public accounting firm, for 11 years. While in public accounting, he worked extensively with the healthcare industry and publicly-held clients.

     LELAND M. AUSTIN, JR. joined EHSI in 1984 as Senior Vice President of Operations. In 1985, he was appointed Executive Vice President of Operations. Prior to joining EHSI he worked at Lutheran Hospitals where he held the positions of Senior Vice President of Finance and Treasurer. Mr. Austin has 18 years of healthcare experience in hospitals, nursing homes and other related healthcare businesses. Mr. Austin has been a director of the Company since 1989.

     RICHARD LESLIE BERTRAND joined EHSI in 1995 as Senior Vice-President. Mr. Bertrand has been with Extendicare in various financial capacities, including Senior Vice President, since 1976. Mr. Bertrand has been a director of the Company since 1989.

     ROCH CARTER joined EHSI in 1974 as Legal Counsel. In 1985 he was appointed General Counsel. Mr. Carter was formerly an attorney with the United States Attorney's office in Milwaukee. Mr. Carter was also an attorney with the City of Milwaukee and was in practice with Young and McManus, S.C. Mr. Carter has over 24 years experience in healthcare law and practice.

     RONALD P. KNOX joined EHSI in 1982 with the acquisition of American Medical Affiliates, as Associate Vice President of Eastern Field Operations. Mr. Knox became Senior Vice President of Field Operations in 1985 and was promoted to Vice President of EHSI in 1987. He was named Senior Vice President of Operations in January of 1989. Prior to that, Mr. Knox served as the Assistant Vice President of operations for American Medical Affiliates from 1972 until 1982. Mr. Knox has 18 years of facility management experience and seven years of labor relations/negotiation experience.

     HUGH MCMANUS has served as Vice President of Administration and Legal Services for EHSI since July 1992. Prior to that, he was a law partner of Young and McManus, S.C., and the Vice-President, Administration and an officer of Zilber, Ltd. He also held the position of adjunct professor of law at Marquette University Law School from 1982 to 1992. Mr. McManus has over 22 years experience in healthcare law and practice.

     L. WILLIAM WAGNER joined EHSI in 1987 as Vice President of Human Resources. Prior to that he served as Vice President of Human Resources for ARA Living Centers and Director of Personnel for General Foods Corp. Mr Wagner has 15 years of experience in healthcare and over 20 years of human resources experience.

                             EXECUTIVE COMPENSATION

  COMPENSATION OF NAMED EXECUTIVE OFFICERS

     The Summary Compensation Table details compensation information for the fiscal year ended December 31, 1996 for the Chief Executive Officer and the four most highly compensated executive officers of EHSI (together, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

======================================================================================================================
                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                      ANNUAL COMPENSATION             ------------------
                                          -------------------------------------------     SECURITIES
                  NAME AND                                             OTHER ANNUAL       UNDERLYING        ALL OTHER
             PRINCIPAL POSITION              SALARY         BONUS      COMPENSATION    OPTIONS GRANTED    COMPENSATION
            WITH THE CORPORATION            ($)   (1)        ($)            ($)              (#)            ($)   (2)
----------------------------------------------------------------------------------------------------------------------
  J. W. Carter(3)                            300,000       165,000          --                --              8,964
  Chief Executive Officer
----------------------------------------------------------------------------------------------------------------------
  G.W. Smith(4)                              385,000       192,500          --                --             62,380
  President and Chief Operating Officer
----------------------------------------------------------------------------------------------------------------------
  R. L. Bertrand                             191,400        76,560          --                --             33,316
  Senior Vice President,
  Reimbursement Services
----------------------------------------------------------------------------------------------------------------------
  R. J. Abramowski                           191,400        76,560          --                --             31,732
  Vice President, Finance, and
  Chief Financial Officer
----------------------------------------------------------------------------------------------------------------------
  L. M. Austin                               207,700        83,080          --                --             35,104
  Executive Vice President, Operations
======================================================================================================================

(1) Includes base salary and any amounts employee has contributed to the Deferred Compensation Plan and 401(k) Plan.

(2) Includes amounts the Company has contributed to the Deferred Compensation Plan, Mr. Carter's retirement arrangement, the 401(k) Plan, and the Executive Life Insurance Plan.

(3) J.W. Carter's compensation is stated in Canadian dollars.

(4) Mr. Smith's employment with the Company terminated effective September 2, 1997.

STOCK OPTION PLANS

     Extendicare's Stock Option Plan (the "Plan") provides for the granting, from time to time, at the discretion of the Board of Directors of Extendicare (the "Extendicare Board of Directors"), to certain directors, officers and employees of the Extendicare group of companies, of options to purchase Subordinate Voting Shares of Extendicare (the "Subordinate Voting Shares") for cash. The Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) for the Subordinate Voting Shares as quoted on The Toronto Stock Exchange on the trading day prior to the date of grant. The Plan contains provisions for appropriate adjustments in the event of corporate reorganizations of Extendicare.

     At December 31, 1996, a total of 5,769,400 Subordinate Voting Shares of Extendicare were reserved under the Plan, of which 1,555,650 Subordinate Voting Shares were under option and 4,213,750 were available for option. On February 24, 1997, the Extendicare Board of Directors approved an amendment to the Plan to permit options to be exercised for a period of either five or ten years from the date of the grant, as determined by the Extendicare Board of Directors at the time the option is granted. The Plan formerly permitted options to be exercised for a period not to exceed five years. The amendment to the Plan is subject to regulatory approval.

     There were no options granted in 1996 to any of the Named Executive Officers. The following table outlines stock options exercised during 1996 and option values at December 31, 1996 for the Named Executive Officers:

           AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL
                             YEAR-END OPTION VALUES

=========================================================================================================
                                                                             VALUE OF UNEXERCISED
                                                  UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
                           SECURITIES  AGGREGATE      FISCAL YEAR-END           FISCAL YEAR-END
                           ACQUIRED ON   VALUE              (#)                     ($)(2)
                            EXERCISE   REALIZED  ------------------------- ------------------------------
            NAME               (#)      ($)(1)   EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
---------------------------------------------------------------------------------------------------------
  J.W. Carter                     --         --     50,000       50,000      256,275      256,275
---------------------------------------------------------------------------------------------------------
  G.W. Smith                  35,000    316,449     52,500       62,500      407,303      317,379
---------------------------------------------------------------------------------------------------------
  R.L. Bertrand                   --         --     15,000       25,000      105,793      126,952
---------------------------------------------------------------------------------------------------------
  R.J. Abramowski                 --         --     11,250       18,750       79,345       95,214
---------------------------------------------------------------------------------------------------------
  L.M. Austin                 12,500    117,284      6,250       31,250       13,224      158,690
=========================================================================================================

(1) Value received is based on converting the Canadian dollar value received to the United States dollars using the inverse of the noon spot rate of exchange as quoted by the Bank of Canada of Cdn$1.00 = US$0.7296 on December 31, 1996.

(2) Based upon the December 31, 1996 closing stock price of the Subordinate Voting Shares, as reported on The Toronto Stock Exchange, of Cdn $16.15, and converted to the United States dollar using the inverse of the noon spot rate of exchange as quoted by the Bank of Canada Cdn$1.00 = US$0.7296 on December 31, 1996.

RETIREMENT AGREEMENTS

     J.W. Carter is covered by a retirement arrangement established by Extendicare. The arrangement provides for a pension that will generate a benefit at age 60 of 44% of Mr. Carter's best three consecutive years of basic salary for employment with Extendicare. This benefit would increase by 2% for each additional year of service with Extendicare over the age of 60. Retirement benefits are payable as an annuity over the lifetime of the executive with a portion continuing to be paid to the executive's spouse after the death of the executive. The other Named Executive Officers are not participants in these arrangements as they are participants in money purchase, 401K and deferred compensation plans established for U.S. executives.

EMPLOYMENT CONTRACTS

     None of the Named Executive Officers has an employment agreement with EHSI. Mr. Carter has an employment contract with Extendicare which provides for eighteen months' notice, or an amount equal to eighteen months' basic salary in lieu of notice, for termination without cause.

                       DESCRIPTION OF OTHER INDEBTEDNESS

NEW CREDIT FACILITIES

     The Company entered into a credit agreement on November 26, 1997 (the "New Credit Agreement") with NationsBank, N.A. (the "Agent") individually and as agent, and certain lenders (the "Lenders"), which provided the Company with new senior secured credit facilities of up to $800 million (the "New Credit Facilities"), consisting of a six year revolving credit facility (the "Revolving Credit Facility") under which up to an aggregate principal amount of $200 million is available for borrowing, a six year $200 million term loan (the "Tranche A Term Loan"), a 7 year $200 million term loan (the "Tranche B Term Loan"), and a six year loan of up to $200 million (the "Tranche C Loan"). The Tranche C Loan was repaid with the proceeds of the offering of the Outstanding Notes. Proceeds of the New Credit Facilities were used to complete the Acquisition, to pay transaction costs related thereto, and to refinance certain indebtedness of the Company and certain of its subsidiaries and of Arbor and certain of its subsidiaries. The balance of the Revolving Credit Facility is available for working capital and general corporate purposes.

     The following summaries of the material provisions of the New Credit Agreement do not purport to be complete, and such provisions, including definitions of certain terms, are qualified in their entirety by reference to the New Credit Agreement. Capitalized terms used below and not defined in this Prospectus have the meanings assigned to such terms in the New Credit Agreement.

GENERAL

     The Revolving Credit Facility matures on December 31, 2003, at which time all outstanding borrowings will be due. Up to $50 million of the Revolving Credit Facility is available for the issuance of standby letters of credit. The Tranche A Term Loan matures on December 31, 2003, and the Tranche B Term Loan matures on December 31, 2004, and are payable in quarterly installments beginning on March 31, 1998 as set forth below. The Company is also required to make mandatory prepayments of principal upon the occurrence of certain events, such as certain asset sales and certain issuances of securities. The Company is permitted to make voluntary prepayments at any time.

     The annual amortization schedule for principal on the Tranche A Term Loan and the Tranche B Term Loan is as follows:

                                                      TRANCHE A             TRANCHE B
                                                     -----------           ------------
          Loan year 1............................    $25 million           $  2 million
          Loan year 2............................     30 million              2 million
          Loan year 3............................     30 million              2 million
          Loan year 4............................     35 million              2 million
          Loan year 5............................     40 million              2 million
          Loan year 6............................     40 million              2 million
          Loan year 7............................                           188 million

INTEREST RATE AND FEES

     Borrowings under the New Credit Facilities bear interest based on LIBOR plus a margin or the Base Rate plus a margin. The applicable margin range for the LIBOR based loans is from .75% to 2.00% and for the Base Rate Loans is from 0% to 1.00%. Applicable margins are based on achieving certain leverage ratios. At the date of the Acquisition, the applicable rates for the Revolving Credit Facility, Tranche A Term Loan and Tranche B Term Loan were LIBOR plus 1.75% or Base Rate plus .75% and for the Tranche C Loan the applicable rate was LIBOR plus 2.00% or Base Rate plus 1.00%.

     The New Credit Agreement provides that the Company will pay certain fees and commissions to the Lenders, including a commitment fee and letter of credit fees payable to the Lenders.

GUARANTEES AND SECURITY

     Borrowings and other obligations under the New Credit Agreement are guaranteed on a senior secured basis by Extendicare Holdings, Inc., the direct parent of EHSI, and all existing and future domestic subsidiaries of the Company.

     Loans and other obligations under the New Credit Agreement and the guarantees are secured by the pledge of stock of the Company and each of its existing and future domestic subsidiaries.

COVENANTS; EVENTS OF DEFAULT

     The New Credit Agreement contains a number of customary covenants, including, among other things, (i) prohibitions and/or limitations on the incurrence of debt, liens, payment of dividends or distributions, redemptions of capital stock, investments, transactions with affiliates, mergers, acquisitions and asset dispositions and (ii) financial covenants including fixed charge coverage, leverage, and net worth ratios. The New Credit Agreement also contains customary events of default, including an event of default if a "change of control" occurs.

CONDITIONS

     The New Credit Agreement contains a number of customary conditions to any subsequent funding by the Lenders.

OTHER INDEBTEDNESS

     In addition to the indebtedness described above, upon closing of the Financing Transactions and application of the proceeds therefrom, the Company had, on a consolidated basis, $45.2 million of other indebtedness which will remain outstanding.

     As of September 30, 1997, the Company had approximately $6.3 million in mortgage notes outstanding. Such mortgage notes paid interest at rates ranging from approximately 12.45% to 14.0% per annum and were due in 2014. The Company also had $38.9 million of notes outstanding. Such notes accrued interest at rates ranging from approximately 4.16% to 5.59% per annum and are due in 2015. The mortgage notes and the notes contain certain financial covenants, including maintenance of certain minimum financial ratios.

     In addition, as of September 30, 1997, the Company had outstanding a $32 million interest rate swap agreement with a financial institution. The swap agreement effectively changes the Company's interest rate exposure on $32 million of floating rate indebtedness to a fixed rate of 4.155% per annum during the period the agreement is in effect, which is through October 8, 2000. See
Note 9 of the Notes to EHSI Consolidated Financial Statements.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Outstanding Notes were issued, and the Exchange Notes will be issued, pursuant to an Indenture (the "Indenture") among the Company, as issuer, AHC Acquisition Corp. and each of the Company's other existing Restricted Subsidiaries organized within the United States (including Arbor and its Restricted Subsidiaries), as Guarantors, and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes except that the Exchange Notes have been registered under the Securities Act and are issued free from any covenant regarding registration and except that, if the Exchange Offer is not consummated by April 6, 1998, the interest rate borne by the Outstanding Notes will increase 0.5% per annum for the first 90 days following such date and will increase by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum. The Exchange Notes and the Outstanding Notes are treated as one series of Notes under the Indenture and holders thereof are entitled to the benefit of the Indenture. Accordingly, unless specifically stated to the contrary, the following description applies equally to all Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under the caption "Certain Definitions."

     The Notes are unsecured senior subordinated general obligations of the Company. The Notes are unconditionally guaranteed on a senior subordinated and unsecured basis by AHC Acquisition Corp. and each of the Company's other existing and future Restricted Subsidiaries organized within the United States (each, a "Note Guarantee" and, collectively, the "Note Guarantees") (excluding inactive subsidiaries as of the date of the Indenture but including Arbor and its Restricted Subsidiaries) and each other Restricted Subsidiary of the Company that guarantees the Company's obligations under the New Credit Agreement. The Company will cause each future Restricted Subsidiary of the Company that guarantees the Company's obligations under the New Credit Agreement or any other Senior Indebtedness to enter into a supplemental indenture providing for a Note Guarantee as required in the Indenture.

     The Company will be able to designate any Restricted Subsidiary of the Company as an Unrestricted Subsidiary, subject to certain limitations. If so designated, any such Unrestricted Subsidiary will not be considered a Restricted Subsidiary of the Company for any purpose and accordingly will not be subject to the restrictive covenants set forth in the Indenture, including, without limitation, the restrictions on the incurrence of Indebtedness by Restricted Subsidiaries of the Company described herein, nor shall any Unrestricted Subsidiary be a Guarantor. See the definition of "Unrestricted Subsidiary."

     An Unrestricted Subsidiary shall continue to be an Unrestricted Subsidiary only if it (a) has no Indebtedness other than Non-Recourse Debt; and (b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results. If, at any time, any Unrestricted Subsidiary fails to meet the foregoing requirements, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Unrestricted Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant).

PRINCIPAL, MATURITY AND INTEREST

     The Notes are obligations of the Company, limited in aggregate principal amount to $200 million and will mature on December 15, 2007. The Indenture provides for the issuance of up to $100 million aggregate principal amount of additional Notes having identical terms and conditions to the Notes offered hereby (the "Additional Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes offered hereby and will vote on all matters with the Notes offered hereby. For purposes of this "Description of the Notes," reference to the Notes does not include Additional Notes. Interest on the Notes accrues at the rate of 9.35% per annum and is payable semiannually in arrears on June 15 and December 15, commencing on June 15, 1998, to Holders of record on the immediately preceding May 31 and November 30. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from December 2, 1997. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes is payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Global Notes and Certificated Exchange Notes (as such terms are defined below under the caption "Book Entry, Delivery and Form") the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be in the office of the Trustee maintained for such purpose. The Notes will be issued only in fully registered form, without coupons and in denominations of $1,000 and integral multiples thereof.

NOTE GUARANTEES

     Under the Note Guarantees, each Guarantor will fully and unconditionally, jointly and severally, guarantee the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of the Company under the Indenture and the Notes. Each of the Guarantors will agree to pay, in addition to any amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee in enforcing any rights under the Note Guarantees. Each of the Note Guarantees is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Guarantor without rendering such Note Guarantee as it relates to such Guarantor voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors -- Fraudulent Conveyance Statutes."

     Each of the Note Guarantees is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all of the Company's Obligations under the Indenture and the Notes or upon such Guarantor's no longer being a Restricted Subsidiary of the Company and being released from its guarantee of Indebtedness of the Company under the New Credit Agreement and (b) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns. Each of the Note Guarantees is a guarantee of payment and not of collection. Each of the Company's current Restricted Subsidiaries organized within the United States (including Arbor and its Restricted Subsidiaries) is a Guarantor.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior indefeasible payment in full in cash of Senior Indebtedness, which includes borrowings under the New Credit Agreement, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive indefeasible payment in full in cash of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Indebtedness are indefeasibly paid in full in cash, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that Holders of Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and to any securities issued in exchange for Senior Indebtedness and Holders of Notes may recover payments made from the trust described under the caption "Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment upon or in respect of the Notes (except in such subordinated securities or from the trust described under the caption "Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness which permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Agent Bank or the holders or the representative of the holders of any Designated Senior Indebtedness. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a Payment Blockage Notice unless and until 360 days have elapsed since the first day of the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such default has been cured or waived for a period of not less than 90 days.

     The Indenture requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of any Event of Default.

     As a result of the subordination provisions described above, in the event of an insolvency, bankruptcy, reorganization or liquidation of the Company, or upon the occurrence of a Change of Control or an Asset Sale requiring repurchase by the Company of any Notes, there may not be sufficient assets remaining to satisfy the claims of the Holders after satisfying the claims of creditors of the Company who are holders of Senior Indebtedness and claims of creditors of the Company's Restricted Subsidiaries. See "Risk Factors -- Subordination of Notes." On a pro forma basis, after giving effect to the Acquisition and the Financing Transactions, including the application of the net proceeds from the issuance of the Notes, the principal amount of Senior Indebtedness outstanding at September 30, 1997 would have been approximately $521.7 million and the Company would have had additional availability of $108.2 million for borrowings under the New Credit Facilities, all of which would be Senior Indebtedness, if borrowed. The terms of the Indenture permit the Company and its Restricted Subsidiaries to incur additional Indebtedness, subject to certain limitations, including Indebtedness that may be secured by Liens on property of the Company and its Restricted Subsidiaries. See the discussion below under the captions "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and "Certain Covenants -- Liens."

SUBORDINATION OF NOTE GUARANTEES; RELEASE OF NOTE GUARANTEES

     The Note Guarantees are subordinated in right of payment, as set forth in the Indenture, to the prior indefeasible payment in full in cash of Senior Indebtedness of the Company and Senior Indebtedness of the relevant Guarantor, which include guarantees by each Guarantor of Indebtedness of the Company under the New Credit Agreement, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of a Guarantor in a liquidation or dissolution of such Guarantor or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to such Guarantor or its property, an assignment for the benefit of creditors or any marshaling of such Guarantor's assets and liabilities, the holders of Senior Indebtedness of such Guarantor will be entitled to receive indefeasible payment in full in cash of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness of such Guarantor) before the Holders of Notes will be entitled to receive any payment with respect to the relevant Note Guarantee, and until all Obligations with respect to Senior Indebtedness of such Guarantor and Senior Indebtedness of the Company are paid in full in cash, any payment that would have been made under such Note Guarantee shall be made to the holders of Senior Indebtedness of such Guarantor (except that Holders of Notes may receive (i) Capital Stock of such Guarantor (other than Disqualified Stock) and (ii) securities that are subordinated at least to the same extent as such Note Guarantee to Senior Indebtedness of such Guarantor and to any securities issued in exchange for Senior Indebtedness of such Guarantor).

     Such Guarantor also may not make any payment upon or in respect of its Note Guarantee (except in such subordinated securities of such Guarantor) if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness of the relevant Guarantor or Designated Senior Indebtedness of the Company occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness of such Guarantor or Designated Senior Indebtedness of the Company which permits holders of the Designated Senior Indebtedness of such Guarantor or Designated Senior Indebtedness of the Company as to which such default relates to accelerate its maturity and the Trustee receives a Payment Blockage Notice from the holders or the representative of the holders of any Designated Senior Indebtedness of such Guarantor or Designated Senior Indebtedness of the Company. Any payments under any Note Guarantee may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness of the relevant Guarantor has been accelerated. No new period of payment blockage may be commenced by a Payment Blockage Notice unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     As a result of the subordination provisions described above, in the event of an insolvency, bankruptcy, reorganization or liquidation of a Guarantor, there may not be sufficient assets remaining to satisfy the claims of the Holders with respect to the relevant Note Guarantee after satisfying the claims of creditors of such Guarantor who are holders of Senior Indebtedness of such Guarantor. As of September 30, 1997, on a pro forma basis after giving effect to the Acquisition and the Financing Transactions, including the application of the net proceeds from the issuance of the Notes, the Guarantors would have had $505 million in the aggregate of outstanding Senior Indebtedness, $459.8 million of which consists of guarantees of the New Credit Agreement. The terms of the Indenture permit Restricted Subsidiaries of the Company to incur additional Indebtedness, subject to certain limitations, including Indebtedness that may be secured by Liens on property of the Restricted Subsidiaries. See the discussion below under the captions "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and "Certain Covenants -- Liens."

     The Indenture provides that upon (i) a sale or other disposition to a Person not an Affiliate of the Company of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition to a Person not an Affiliate of the Company of all of the Capital Stock of any Guarantor, by way of merger, consolidation or otherwise, which transaction is carried out in accordance with the covenants described below under the captions "Repurchase at the Option of Holders -- Asset Sales" or "Certain Covenants -- Merger, Consolidation or Sale of Assets" or (ii) the release of any Guarantor from its obligations as a guarantor under the New Credit Agreement, so long as (a) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such release, (b) the Company is permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "Incurrence of Indebtedness and issuance of Preferred Stock" on the date on which such release occurs, and (c) the amount of Indebtedness outstanding under the New Credit Agreement for at least 30 days prior to the time of such release is at least $200 million, such Guarantor will be deemed automatically and unconditionally released and discharged from all of its obligations under its Note Guarantee without any further action on the part of the Trustee or any holder of the Notes; provided that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure any Indebtedness of the Company shall also terminate upon such sale, disposition or release.

OPTIONAL REDEMPTION

     The Notes are not redeemable at the Company's option prior to December 15, 2002. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

          YEAR                                                             PERCENTAGE
          ----                                                             ----------
          December 15, 2002..............................................   104.675%
          December 15, 2003..............................................   103.117%
          December 15, 2004..............................................   101.558%
          December 15, 2005 and thereafter...............................    100.00%

     Notwithstanding the foregoing, at any time or from time to time prior to December 15, 2000, the Company may redeem, on one or more occasions, up to 35% of the sum of (i) the initial aggregate principal amount of the Notes and (ii) the initial aggregate principal amount of any Additional Notes with the net proceeds of one or more Equity Offerings at a redemption price equal to 109.35% of the principal amount thereof, plus accrued interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date); provided that, immediately after giving effect to such redemption, at least 65% of the sum of
(x) the initial aggregate principal amount of the Notes and (y) the initial aggregate principal amount of any Additional Notes remains outstanding; provided further that such redemptions shall occur within 60 days of the date of closing of each Equity Offering.

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, by such method as the Trustee deems fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

     CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes and Additional Notes, if any, pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon (the "Change of Control Purchase Price") to the date of purchase (the "Change of Control Payment Date"). Within 30 days after the date of any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes and Additional Notes, if any, pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a business day not less than 30 days nor more than 60 days after such notice is mailed.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes and Additional Notes, if any, or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of all Notes and Additional Notes, if any, or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes and Additional Notes, if any, so tendered together with an officers' certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes and Additional Notes, if any, so tendered the Change of Control Payment for such Notes and Additional Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes and Additional Notes, if any, required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes and Additional Notes, if any, to require that the Company repurchase or redeem the Notes and Additional Notes in the event of a takeover, recapitalization or similar restructuring. Although the existence of a Holder's right to require the Company to repurchase the Notes and Additional Notes, if any, in respect of a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control, the provisions of the Indenture relating to a Change of Control in and of themselves may not afford Holders of the Notes and Additional Notes, if any, protection in the event of a highly leveraged transaction, reorganization, recapitalization, restructuring, merger or similar transaction involving the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of a Change of Control.

     The New Credit Agreement provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes and Additional Notes, if any, the Company could seek the consent of its lenders to the purchase of Notes and Additional Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes and Additional Notes, if any. In such case, the Company's failure to purchase tendered Notes and Additional Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the New Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes and Additional Notes.

     The meaning of the phrase "all or substantially all" as used in the definition of "Change of Control" with respect to a sale of assets varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear whether a Change of Control has occurred and whether the Notes and Additional Notes, if any, are subject to a Change of Control Offer.

     Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its or their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes and Additional Notes, if any, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. In certain circumstances, such restrictions and the restrictions on transactions with Affiliates may make more difficult or discourage any leveraged buyout of the Company or any of its Restricted Subsidiaries. While such restrictions cover a variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes and Additional Notes, if any, protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     ASSET SALES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in an Asset Sale unless (i) the Company (or such Restricted Subsidiary) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (evidenced in each case by a resolution of the Board of Directors of such entity set forth in an officers' certificate delivered to the Trustee) and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents, provided that the principal amount of any Indebtedness for money borrowed (as reflected on the Company's consolidated balance sheet) of the Company or any Restricted Subsidiary that (x) is assumed by any transferee of any such assets or other property in such Asset Sale or (y) with respect to the sale or other disposition of all of the Capital Stock of any Restricted Subsidiary, remains the liability of such Subsidiary subsequent to such sale or other disposition, but only to the extent that such assumption, sale or other disposition, as the case may be, is effected on a basis under which there is no further recourse to the Company or any of its Restricted Subsidiaries with respect to such liability, shall be deemed to be cash for purposes of this provision.

     The Company may apply, and may permit its Restricted Subsidiaries to apply, an amount equal to Net Proceeds of an Asset Sale, at its option, within 365 days after the consummation of such an Asset Sale (a) to permanently reduce Indebtedness under the New Credit Agreement (and to correspondingly reduce the commitments, if any, with respect thereto) or to permanently reduce other Senior Indebtedness of the Company or any Guarantor or (b) to acquire another business or any substantial part of another business or other long-term assets, or to make a capital expenditure, in each case, in, or used or useful in, the same or a similar line of business as the Company or any of its Restricted Subsidiaries was engaged in on the date of the Indenture or any reasonable extensions or expansions thereof (including the Capital Stock of another Person engaged in such business, provided such other Person is, or immediately after giving effect to any such acquisition shall become, a Wholly Owned Restricted Subsidiary of the Company). Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Debt or otherwise invest such Net Proceeds temporarily in Cash Equivalents. Any Net Proceeds from Asset Sales that are not applied within 365 days after the consummation of an Asset Sale as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company will be required to make an offer to all Holders of Notes and Additional Notes, if any (an "Asset Sale Offer"), to purchase, on a pro rata basis, the principal amount of Notes and Additional Notes, if any, equal in amount to the Excess Proceeds (and not just the amount thereof that exceeds $15.0 million), at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. If the aggregate principal amount of Notes and Additional Notes, if any, surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Additional Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero, subject to any subsequent Asset Sale.

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under the caption "Certain Covenants -- Merger, Consolidation or Sale of Assets" below, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Proceeds for purposes of this covenant.

     If at any time any non-cash consideration received by the Company or any Restricted Subsidiary in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant.

     The Company will comply with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes and Additional Notes, if any, as a result of a Change of Control or an Asset Sale.

CERTAIN COVENANTS

     RESTRICTED PAYMENTS

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution of any kind or character (whether in cash, securities or other property) on account of any class of the Company's or any of its Restricted Subsidiaries' Equity Interests or to holders thereof (including, without limitation, any payment to stockholders of the Company in connection with a merger or consolidation involving the Company), other than (a) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Company or (b) dividends or distributions payable solely to the Company or any Wholly Owned Restricted Subsidiary of the Company and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary of the Company, payable simultaneously to its minority shareholders on a pro rata basis; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, any Restricted Subsidiary of the Company or any Unrestricted Subsidiary or any other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is pari passu with or subordinated to the Notes or the Guarantees prior to any scheduled repayment date, mandatory sinking fund payment date or final maturity date (other than the Notes), except at final maturity, other than through the purchase, redemption or acquisition by the Company of Indebtedness of the Company or any of its Restricted Subsidiaries through the issuance in exchange therefor of Equity Interests (other than Disqualified Stock); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made by the Company and its Restricted Subsidiaries on or after the date of the Indenture

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

     (excluding Restricted Payments permitted by clauses (ii), (iii) and (iv) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus
     (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale after the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Restricted Subsidiary of the Company or an Unrestricted Subsidiary and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock) or from a contribution to the capital of the Company, plus (iii) an amount equal to the net reduction in Restricted Investments by the Company and its Restricted Subsidiaries, subsequent to the date of the Indenture, upon the disposition, liquidation or repayment (including by way of dividends) thereof, but only to the extent such amounts are not included in Consolidated Net Income and not to exceed in the case of any Restricted Investment, the amount of the Restricted Investment previously made by the Company and its Restricted Subsidiaries, plus (iv) $10 million.

     The foregoing clauses (b) and (c), however, will not prohibit (i) the payment of any dividend on any class of Capital Stock of the Company or any Restricted Subsidiary of the Company within 60 days after the date of declaration thereof, if on the date on which such dividend was declared such payment would have complied with the provisions of the Indenture; (ii) the making of any Restricted Investment in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company or to any Unrestricted Subsidiary) of Equity Interests of the Company (other than Disqualified Stock) or from a contribution to the capital of the Company; provided that any net cash proceeds that are utilized for any such Restricted Investment, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; (iii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company or to any Unrestricted Restricted Subsidiary) of other Equity Interests of the Company (other than any Disqualified Stock) or from a contribution to the capital of the Company; provided that any net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; or (iv) the defeasance, redemption or repurchase of pari passu or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or from a contribution to the capital of the Company; provided that any net cash proceeds that are utilized for any such defeasance, redemption or repurchase, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment that itself or together with Restricted Payments not previously reported pursuant to the requirements of this sentence exceeds $1.0 million, the Company shall deliver to the Trustee an officers' certificate stating that all such Restricted Payments are permitted and setting forth the basis upon which the calculations required by the covenant described under this caption were computed, which calculations may be based upon the Company's latest available financial statements.

     INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired

Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Indebtedness) and the Company may issue shares of Disqualified Stock if: (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been equal to at least 2.25 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; and (ii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

     The foregoing limitations on the incurrence of Indebtedness will not apply to:

    (i) the incurrence by the Company of Indebtedness under the New Credit Agreement (and the incurrence by the Guarantors of guarantees thereof) in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $600 million (after giving effect to the repayment of the Tranche C Loan under the New Credit Agreement with the proceeds of the offering of the Outstanding Notes), less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount or the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "-- Asset Sales";

    (ii) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (other than the Additional Notes) and the Note Guarantees;

    (iii) the incurrence by the Company and the Guarantors of the Existing Indebtedness;

    (iv) the incurrence by the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace any Indebtedness that is permitted to be incurred under clauses (ii) and (iii) above;

    (v) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries or between or among any Wholly Owned Restricted Subsidiaries; provided that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in all respects to the Company's obligations pursuant to the Notes; and provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company and (b) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

    (vi) the incurrence by the Company or any Guarantor of Hedging Obligations;

    (vii) the incurrence by the Company or any Guarantor of Indebtedness represented by Capital Lease Obligations, mortgage financings or Purchase Money Obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Guarantor or any Permitted Refinancing Indebtedness thereof, in an aggregate principal amount not to exceed 3.5% of Consolidated Tangible Assets at any time outstanding;

    (viii) the incurrence by the Company and any Guarantor of Indebtedness represented by Guarantees of Indebtedness of such Guarantor or the Company, as applicable, permitted under the first paragraph of this covenant or clause
  (iv) of this covenant; and

    (ix) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $25 million.

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

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness outstanding or to be incurred meets the criteria of more than one of the types of Indebtedness described in the aforementioned clauses, the Company, in its sole discretion, may classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

     LIENS

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any of its assets, now owned or hereafter acquired, securing any Indebtedness other than Senior Indebtedness, unless the Notes, in the case of the Company, or the Note Guarantees, in the case of the Guarantors, are secured equally and ratably with such other Indebtedness; provided that, if such Indebtedness is by its terms expressly subordinate to the Notes or the Note Guarantees, the Lien securing such subordinate or junior Indebtedness shall be subordinate and junior to the Lien securing the Notes or the Note Guarantees with the same relative priority as such subordinated or junior Indebtedness shall have with respect to the Notes or the Note Guarantees.

     DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness or other obligation owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries,
(iii) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, or (iv) guarantee the obligations of the Company evidenced by the Notes or any renewals, refinancings, replacements, refundings or extensions thereof, except for such encumbrances or restrictions existing under or by reason of (A) Existing Indebtedness as in effect on the date of the Indenture, (B) the New Credit Agreement as in effect on the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the New Credit Agreement as in effect on the date of the Indenture,
(C) the Indenture, the Notes and the Note Guarantees, (D) applicable law, (E) any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (F) any document or instrument governing Indebtedness incurred pursuant to clause (vii) of the second paragraph under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (G) any instrument that is a lease, license, conveyance or contract or similar property or asset entered into or acquired in the ordinary course of business and consistent with past practices that restricts in a customary manner the subletting, assignment or transfer of any property, or (H) Permitted Refinancing Indebtedness of Indebtedness described in Clauses (A), (B) and (D) hereof, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced,
(I) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions described above under the caption "-- Liens" the terms of which limit the right of the debtor to dispose of the assets securing such Indebtedness or
(J) any agreement entered into for the direct or indirect sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that the transaction contemplated thereby shall be consummated not later than 90 days after the date of such agreement.

     LIMITATION ON LAYERING DEBT

     The Indenture provides that the Company and each Guarantor will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness or guarantee, as applicable, that is subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the Notes or such Guarantor's Note Guarantee, respectively.

     LINE OF BUSINESS

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage to any material extent in any business other than the ownership, operation and management of Nursing Facilities and Related Businesses.

     MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture provides that the Company will not, and the Company will not permit any Restricted Subsidiary of the Company to, in a single transaction or series of related transactions consolidate or merge with or into (other than the consolidation or merger of a Wholly Owned Restricted Subsidiary of the Company with another Wholly Owned Restricted Subsidiary of the Company or into the Company) (whether or not the Company or such Restricted Subsidiary is the surviving corporation), or directly and/or indirectly through its Restricted Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis for the Company and its Restricted Subsidiaries taken as a whole) in one or more related transactions to, another corporation, Person or entity unless

          (i) either (a) the Company, in the case of a transaction involving the Company, or such Restricted Subsidiary, in the case of a transaction involving a Restricted Subsidiary of the Company, is the surviving corporation or (b) in the case of a transaction involving the Company or such Restricted Subsidiary, the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company or such Restricted Subsidiary) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Notes and the Indenture or such Restricted Subsidiary under the relevant Note Guarantee and the Indenture, as the case may be, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

          (ii) immediately after such transaction no Default or Event of Default exists;

          (iii) in the case of a transaction involving the Company, the Company or, if other than the Company, the entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock";

          (iv) if, as a result of any such transaction, property or assets of the Company or a Guarantor would become subject to a Lien securing Indebtedness not permitted by the terms of the Indenture described above under the caption "-- Liens," the Company, any such Guarantor or the surviving entity, as the case may be, shall have secured the Notes and the relevant Note Guarantee, as required by such provisions; and

          (v) the Company shall have delivered to the Trustee an officers' certificate and, except in the case of a merger of a Restricted Subsidiary of the Company into the Company or into a Wholly Owned Restricted Subsidiary of the Company, an opinion of counsel, each stating that such consolidation, merger, conveyance, lease or disposition and any supplemental indenture with respect thereto, comply with all of the terms of this covenant and that all conditions precedent provided for in this provision relating to such transaction or series of transactions have been complied with.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     TRANSACTIONS WITH AFFILIATES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, after the date of the Indenture, in any one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its properties, assets or services to, or make any payment to, or purchase any property, assets or services from, or enter into or make any agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), other than Exempt Affiliate Transactions, unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction entered into after the date of the Indenture involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of the Company set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company or, if there are no disinterested members of the Board of Directors at the time, a written opinion issued by an independent financial advisor of national standing that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view and
(b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10.0 million, a written opinion issued by an independent financial advisor of national standing that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

     LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF RESTRICTED
SUBSIDIARIES

     The Company (a) will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Company or a Wholly Owned Restricted Subsidiary) and (b) will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Restricted Subsidiary); provided, however, that this covenant will not prohibit
(i) the sale or other disposition of all, but not less than all, of the issued and outstanding Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries in compliance with the other provisions of the Indenture, or (ii) the ownership by directors of director's qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law.

     The Company will not permit any Restricted Subsidiary to issue any Preferred Stock.

     REPORTS

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, and file with the Trustee, (a) prior to the filing of a registration statement with respect to the Exchange Offer or a Shelf Registration Statement, the information specified in Rule 144A(d)(4) under the Securities Act and (b) after the filing of a registration statement with respect to the Exchange Offer or a Shelf Registration Statement, within 15 days after it is or would have been required to file such with the Commission (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's

Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, at any time after the Company files a registration statement with respect to the Exchange Offer or a Shelf Registration Statement, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information specified in Rule 144A(d)(4) under the Securities Act.

     EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "Repurchase at Option of Holders -- Change of Control," "Repurchase at Option of Holders -- Asset Sales," "Certain Covenants -- Restricted Payments," "-- Incurrence of Indebtedness and Issuance of Preferred Stock" or "-- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company to consummate the merger of AHC Acquisition Corp. with and into Arbor Health Care Company not later than the 90th day after the Closing Date;
(v) failure by the Company to comply with any of its other agreements or covenants in the Indenture or the Notes for 60 days after written notice by the Trustee or Holders of at least 25% of the aggregate principal amount of the Notes outstanding; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness at final maturity thereof (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness as to which there has been a Payment Default or the maturity of which has been so accelerated, exceeds in the aggregate $20 million; (vii) failure by the Company or any of its Restricted Subsidiaries to pay final judgments (not fully covered by insurance) which exceed in the aggregate $20 million, which judgments are not paid, discharged or stayed for a period of 60 days; (viii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its Restricted Subsidiaries; and (ix) the Note Guarantee of any Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the Indenture) or any Guarantor or any Person acting on behalf of any Guarantor denies or disaffirms such Guarantor's obligations under its Note Guarantee (other than by reason of a release of such Guarantor from its Note Guarantee in accordance with the terms of the Indenture).

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of all of the then outstanding Notes may declare all the Notes to be due and payable immediately. After such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of principal, interest or premium that have become due solely because of such acceleration, have been cured or waived as provided in the Indenture. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary of the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that if a Default occurs and is continuing, generally the Trustee must give notice of such Default to the Holders within 90 days after the occurrence of such Default. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or premium, if any, or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, or the principal of, any Note except a Payment Default resulting from an acceleration that has been rescinded or in respect of a provision that cannot be amended or waived without the consent of the Holder affected. See "Amendment, Supplement and Waiver."

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. No director, officer, employee, incorporator or stockholder of any Guarantor, as such, shall have any liability for any obligations of such Guarantor under its Note Guarantee or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     At its option and at any time, the Company may elect to have all of the obligations of the Company and the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the Company's obligations under the Registration Rights Agreement, (iv) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (v) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the

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

Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over other creditors of the Company or the Guarantors or with the intent of defeating, hindering, delaying or defrauding creditors of the Company, the Guarantors or others; (vii) the Company must have delivered an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (viii) the Company must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Trustee will act as paying agent and registrar for the Notes. The Company, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents as well as certifications, legal opinions and other information and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

     Without the consent of each Holder affected, an amendment or waiver may not: (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or premium on or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders"),
(iii) reduce the rate of or change the time for payment of interest on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders"), (viii) modify the ranking or priority of the Notes or the Note Guarantee of any Guarantor, (ix) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture other than in accordance with the terms of the Indenture or (x) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of Certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

     Notwithstanding the foregoing, neither the Company nor the Trustee may amend any provisions of the Indenture or the Notes concerning (i) the subordination of the Notes and the Note Guarantees or (ii) legal defeasance or convenant defeasance without, in either case, the prior written consent of the Agent Bank, acting on behalf of the Lenders under the New Credit Agreement.

PAYMENTS FOR CONSENT

     Neither the Company nor any of its Restricted Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes, unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

CONCERNING THE TRUSTEE

     The Bank of Nova Scotia Trust Company of New York, will be the Trustee under the Indenture. The Trustee's current address is One Liberty Plaza, 23rd Floor, New York, New York 10006.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not have been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Extendicare Health Services, Inc., 105 W. Michigan Street, 9th Floor, Milwaukee, Wisconsin 53203,
Attention: Robert J. Abramowski, Vice President of Finance and Chief Financial Officer.

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

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the Exchange Notes will be issued in the form of a global note (the "Global Note"). The Global Note will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Investors may hold their beneficial interests in the Global Note directly through the Depository if they have an account with the Depository or indirectly through organizations which have accounts with the Depository.

     The Depository has advised the Company as follows: The Depository is a limited-purpose trust company and organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in the accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     The Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Exchange Notes represented by the Global Note to the accounts of participants. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.

     So long as the Depository, or its nominee, is the registered holder and owner of the Global Note, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of the related Exchange Notes for all purposes of such Exchange Notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have the Exchange Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Exchange Notes in definitive form and will not be considered to be the owners or holders of any Exchange Notes under the Global Note. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any right of a holder of Exchange Notes under the Global Note. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that the Depository, as the holder of the Global Note, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of and interest on Exchange Notes represented by the Global Note registered in the name of and held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note.

     The Company expects that the Depository or its nominee, upon receipt of any payment of principal of or interest on the Global Note, will credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in the Global Note owning through such participants.

     Unless and until it is exchanged in whole or in part for certificated Exchange Notes in definitive form, the Global Note may not be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository.

     Beneficial owners of Exchange Notes registered in the name of the Depository or its nominee will be entitled to be issued, upon request, Exchange Notes in definitive certificated form.

CERTIFICATED NOTES

     The Exchange Notes represented by the Global Note are exchangeable for certificated Exchange Notes ("Certificated Exchange Notes") in definitive form of like tenor as such Exchange Notes in denominations of $1,000 and integral multiples thereof if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for the Global Note or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, (ii) the Company in its discretion at any time determines not to have any of the Exchange Notes represented by the Global Note or (iii) a default entitling the holders of the New Notes to accelerate the maturity thereof has occurred and is continuing. Any Exchange Note that is exchangeable pursuant to the preceding sentence is exchangeable for Certificated Exchange Notes issuable in authorized denominations and registered in such names as the Depository shall direct.

     Although the Depository has agreed to the foregoing procedures in order to facilitate transfers or interests in the Global Note among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any specified Person, (i) any Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, and in either case for purposes of the Indenture, shall be deemed to be incurred by such specified Person at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person or at the time such asset is acquired by such specified Person, as the case may be.

     "Affiliate" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer of (a) such specified Person or (b) any Person described in the preceding clause (i). For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Agent Bank" means NationsBank, N.A. and its successors under the New Credit Agreement, in its capacity as agent.

     "Asset Sale" means with respect to any Person, the sale, lease, conveyance or other disposition, by such Person of any of its assets (including, without limitation, (w) a sale and leaseback, (x) the issuance, sale or other transfer of any Equity Interests in any Restricted Subsidiary of the Company, (y) the sale or transfer of Equity Interests in any Unrestricted Subsidiary and (z) the receipt of proceeds of insurance paid on account of the loss of or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceeding, and including the receipt of proceeds of business interruption insurance), in each case, in one or a series of related transactions, that have a fair market value in excess of $1,000,000 or for Net Proceeds in excess of $1,000,000; provided that notwithstanding the foregoing, the term "Asset Sale" shall not include: (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, in accordance with the terms of the covenant described under the caption "Certain Covenants -- Merger, Consolidation or Sale of Assets," (b) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business consistent with past practice, (c) a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary of the Company or by a Wholly Owned Restricted Subsidiary of the Company to the Company or to another Wholly Owned Restricted Subsidiary of the Company, (d) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary of the Company to the Company or to another Wholly Owned Restricted Subsidiary of the Company, provided that the consideration paid by the Company or such Wholly Owned Restricted Subsidiary of the Company for such Equity Interests shall be deemed to be an Investment, (e) the sale or other disposition of cash or Cash Equivalents, (f) a Restricted Payment that is permitted by the covenant described above under the caption "-- Restricted Payments," (g) sales of property or equipment that have become worn out, obsolete or damaged, or (h) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary or the contribution to the capital of any Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalent" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities not more than six months from the date of acquisition, (b) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit of (i) any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (ii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Lender"), in each case with maturities of not more than six months from the date of acquisition, and (c) commercial paper issued by any Approved Lender (or by the parent company thereof) and maturing within six months of the date of acquisition.

     "Change of Control" means such time as either:

          (i) any Person or group (within the meaning of Section 13(d) or 14(d) of the Exchange Act) other than the Permitted Holders that has become, directly or indirectly, the beneficial owner, by way of merger, consolidation or otherwise, of (A) 35% or more of the voting power of the Voting Stock of Extendicare on a fully-diluted basis and the Permitted Holders beneficially own, directly or indirectly, Voting Stock of Extendicare that represents a lesser percentage of the aggregate voting power of all classes of Voting Stock of Extendicare, voting together as a single class, than such person or group, or (B) 50% or more of the voting power of the Voting Stock of the Company on a fully diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the

     Company convertible or exercisable for Voting Stock of the Company (in each case, whether or not such securities are then currently convertible or exercisable); or

          (ii) the sale, lease or transfer to any Person or Group of all or substantially all of the assets of (A) the Company, other than in compliance with the terms of the covenant described above under the caption "Certain Covenants -- Merger, Consolidation or Sale of Assets," or (B) Extendicare, other than to the Permitted Holders;

          (iii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors of Extendicare or the Company, together with any new members of such Board of Directors whose election by such Board of Directors or whose nomination for election by the stockholders of Extendicare or the Company, as applicable was approved by a vote of a majority of the members of such Board of Directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors of Extendicare or the Company then in office; or

          (iv) Extendicare or the Company consolidates or amalgamates with or merges with or into another Person or any Person consolidates or amalgamates with, or merges with or into, Extendicare or the Company (in the case of the Company, whether or not in compliance with the terms of the Indenture), in any such event pursuant to a transaction in which immediately after the consummation thereof Persons owning a majority of the Voting Stock of Extendicare or the Company, as applicable, immediately prior to such consummation shall cease to own a majority of the Voting Stock of Extendicare or the Company, as applicable, or the surviving entity if other than Extendicare or the Company.

     "Consolidated EBITDA" means, with respect to any Person for any period, the sum of, without duplication, (i) the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, plus (ii) the Fixed Charges for such period, plus (iii) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (iv) consolidated depreciation, amortization and other noncash charges of such Person and its Restricted Subsidiaries required to be reflected as expenses on the books and records of such Person, minus (v) cash payments with respect to any nonrecurring, noncash charges previously added back pursuant to clause (iv), and excluding (vi) the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other noncash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior approval (unless such approval has been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions actually paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such approval has been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) solely for purposes of the covenant entitled "Certain Covenants -- Restricted Payments," the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Tangible Assets" means, as of the date of determination, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property), shown on the balance sheet of the Company and its Restricted Subsidiaries as of the most recent date for which such a balance sheet is available, determined on a consolidated basis in accordance with GAAP less all write-ups (other than writeups in connection with acquisitions) subsequent to the date of the Indenture in the book value of any asset (except any such intangible assets) owned by the Company or any of its Restricted Subsidiaries. At September 30, 1997, on a pro forma basis giving effect to the Acquisition, the Consolidated Tangible Assets of the Company were approximately $967 million.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Indebtedness" means (i) so long as the Senior Bank Debt is outstanding, the Senior Bank Debt and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $50 million or more and that has been designated by the Company as "Designated Senior Indebtedness."

     "Disqualified Stock" means (a) with respect to any Person, Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date which is one year after the date on which the Notes mature and (b) with respect to any Restricted Subsidiary of such Person (including with respect to any Restricted Subsidiary of the Company), any Capital Stock other than any common stock with no preference, privileges, or redemption or repayment provisions.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock), whether outstanding prior to, on or after the date of the Indenture.

     "Equity Offering" means a public or private offering of Capital Stock (other than Disqualified Stock) of the Company and shall be deemed to include, without limitation, any capital contribution (whether or not against the issuance of additional Capital Stock of the Company) by Extendicare or its subsidiaries (other than the Company) to the Company.

     "Exempt Affiliate Transactions" means (a) transactions between or among the Company and/or its Wholly Owned Restricted Subsidiaries, (b) advances to officers of the Company or any Restricted Subsidiary of the Company in the ordinary course of business to provide for the payment of reasonable expenses incurred by such persons in the performance of their responsibilities to the Company or such Restricted Subsidiary or in connection with any relocation, (c) fees and compensation paid to and indemnity provided on behalf of directors, officers or employees of the Company or any Restricted Subsidiary of the Company in the ordinary course of business, (d) any employment agreement that is in effect on the date of the Indenture in the ordinary course of business and any such agreement entered into by the Company or a Restricted Subsidiary of the Company after the date of the Indenture in the ordinary course of business of the Company or such Restricted Subsidiary, (e) any Restricted Payment that is not prohibited by the covenant set forth under the caption "Certain Covenants -- Restricted Payments" above (f) payment of premiums to and the receipt of proceeds of insurance from, Laurier Indemnity Company and Laurier Indemnity Company, Ltd. and (g) payments to or receipts from Extendicare Holdings, Inc. pursuant to any tax sharing agreement entered into for the purpose of preparing a consolidated tax return of Extendicare Holdings, Inc.

     "Existing Indebtedness" means the Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the New Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

     "Extendicare" means Extendicare Inc., the Company's indirect parent.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of

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

such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the four-quarter reference period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period (net of any interest income) including, without limitation, amortization of original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing charges for such period, (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and noncash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred stock of such Person payable to a party other than the Company or a Wholly Owned Restricted Subsidiary, multiplied by (b)a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States that are applicable to the circumstances as of the date of determination;

     "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantor" means AHC Acquisition Corp., each other existing Restricted Subsidiary of the Company organized within the United States, each Restricted Subsidiary of the Company organized within the United States formed or acquired (and each other Person that becomes a Restricted Subsidiary of the Company) after the date of the Indenture and each other Restricted Subsidiary of the Company organized within the United States that guarantees the Company's obligations under the New Credit Agreement or any other Senior Indebtedness; provided that Arbor Health Care Company and its Restricted Subsidiaries shall not become Guarantors until the consummation of the Merger.

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

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person entered into in the ordinary course of business under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other similar financial agreements or arrangements designed to protect such Person against, or manage the exposure of such Person to, fluctuations in interest rates, and (ii) forward exchange agreements, currency swap, currency option and other similar financial agreements or arrangements designed to protect such Person against, or manage the exposure of such Person to, fluctuations in foreign currency exchange rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations, or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable incurred in the ordinary course of business, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding advances to officers and employees of the type specified in clause (b) of the definition of Exempt Affiliate Transactions), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, provided that an acquisition of assets, Equity Interests or other securities by the Company or any of its Restricted Subsidiaries for consideration consisting solely of Equity Interests (other than Disqualified Stock) of the Company or Extendicare shall not be deemed to be an Investment, and provided further that Investments shall not be deemed to include extensions of trade credit by the Company or any of its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or
(b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), taxes paid or payable as a result thereof, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "New Credit Agreement" means that certain credit agreement, dated as of the date of the Indenture, by and among the Company and NationsBank, N.A., as agent, and the lenders parties thereto, including any

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

related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, increased, renewed, refunded, replaced, restated or refinanced from time to time.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Restricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Nursing Facility" means a nursing facility, hospital, outpatient clinic, assisted living center, long-term care facility, subacute care facility or retirement facility that is used or useful in the provision of healthcare services.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Holders" means, as of the date of determination, Kingfield Investments Limited and Scotia Investments Limited and their respective Affiliates (in each case, so long as controlled by (i) in the case of Kingfield Investments Limited, H. Michael Burns or his Permitted Transferees and (ii) in the case of Scotia Investments Limited, members of the family of the late R. A. Jodrey or his Permitted Transferees).

     "Permitted Investments" means (a) any Investments in the Company; (b) any Investments in Cash Equivalents; (c) Investments made as a result of the receipt of noncash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales"; (d) Investments outstanding as of the date of the Indenture; (e) Investments in Wholly Owned Restricted Subsidiaries of the Company and any entity that (i) is engaged in the same or a similar line of business as the Company or any of its Restricted Subsidiaries was engaged in on the date of the Indenture or any Related Businesses and (ii) as a result of such Investment, becomes a Wholly Owned Restricted Subsidiary of the Company or such entity is merged or consolidated with or into, or transfer or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company (or, if the Investment in the entity is by means of a tender offer for Capital Stock of such entity, Capital Stock is acquired in an amount sufficient under the laws of the jurisdiction of incorporation of such entity to cause the subsequent merger of such entity with the Company or a Wholly Owned Restricted Subsidiary, provided that such merger is completed within 90 days of the completion of the tender offer); (f) Hedging Obligations to the extent permitted under clause (vi) of the second paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; (g) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, not to exceed $7.0 million; (h) loans and advances to employees made in the ordinary course of business; (i) Investments in prepaid expenses, negotiable instruments held for collection, and lease, utility and worker's compensation, performance and other similar deposits; and (j) Investments made in exchange for accounts receivable arising in the ordinary course of business which have not been collected for 270 days and which are, in the good faith of the Company and its Restricted Subsidiaries, substantially uncollectible.

     "Permitted Transferees" means, with respect to any Person: (i) the referent Person's parents, spouse, siblings, children (natural or adopted), grandchildren or other issue; (ii) trusts the primary beneficiaries of which are any of the foregoing persons or any charitable organization designated by any of them, which trusts are controlled, directly or indirectly, by the referent Person and any of the persons under clauses (i) or (iv); (iii) corporations, partnerships, limited liability companies and other persons if at least 80% of the economic interest in any such person is owned by the Referent Person and any of the persons under clause (i) or any

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

charitable organization designated by any of them; and (iv) in the case of any person in clause (i), the heirs, executors, administrators or personal representatives upon the death of such person or upon the incompetency or disability of such person for the purposes of the protection and management of such individual's assets.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded plus the lesser of the amount of any premium required to be paid in connection with such refinancings pursuant to the terms of such indebtedness or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary of the Company that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any person, any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such person's preferred or preference stock, whether now outstanding or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock of such person.

     "Purchase Money Obligations" of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the construction and/or acquisition of real or personal property to be used in the business of such Person or any of its Subsidiaries in an amount that is not more than 100% of the cost of such property, and incurred within 90 days after the date of such construction or acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business); provided, however, that any Lien on such Indebtedness shall not extend to any property other than the property so acquired or constructed.

     "Related Businesses" means the business conducted by the Company and its Restricted Subsidiaries as of the date of the Indenture and any and all healthcare service businesses that in the good faith judgment of the Board of Directors of the Company are materially related businesses, which shall include the operation of Nursing Facilities, long-term and specialty healthcare services, skilled nursing care, subacute care, rehabilitation programs, therapies, pharmaceutical services, participation in provider service organizations, health care information services business, distribution of medical supplies, geriatric care and home healthcare or other businesses which provide ancillary services to residents in long-term and specialty healthcare facilities.

     "Restricted Investment" means any Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary of the referent Person.

     "Senior Bank Debt" means the Obligations outstanding under the New Credit Agreement.

     "Senior Indebtedness" means (i) the Senior Bank Debt and (ii) any other Indebtedness permitted to be incurred by the Company or any Guarantor under the terms of the Indenture, unless the instrument under

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

which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Indebtedness for money borrowed. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include
(w) any liability for federal, state, local or other taxes owed or owing, (x) any Indebtedness of the Company to any of its Restricted Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness to the extent that it is incurred in violation of the Indenture.

     "Senior Revolving Debt" means revolving credit borrowings and letters of credit under the New Credit Agreement and/or any successor facility or facilities.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Unrestricted Subsidiary" means (i) any Person that (a) at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below and (b) would, but for such designation, be a Restricted Subsidiary of the Company and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary unless at the time of designation, such Subsidiary or any Subsidiary of such Subsidiary owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary of the Company; provided, however, that the amount of the Investment by the Company or any of its Restricted Subsidiaries in such Unrestricted Subsidiary would be permitted under " -- Certain Covenants -- Restricted Payments" as a "Restricted Payment" after giving effect to the designation; and provided further that any Indebtedness incurred by any Unrestricted Subsidiary shall be Non-Recourse Debt. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving pro forma effect to such designation (1) the Company could incur $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test in " -- Certain Covenants -- Limitation on Indebtedness" and (2) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing provisions.

     "U.S. Government Obligations" means (i) securities that are (a) direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof; and (ii) depositary receipts issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (i) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest of the U.S. Government Obligation evidenced by such depositary receipt.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payments at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations to persons who acquired the Outstanding Notes on original issuance for cash and who hold the Exchange Notes subsequent to the Exchange Offer. It does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, financial institutions, insurance companies and tax-exempt organizations, may be subject to special rules. In addition, this summary is limited to persons that will hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code. Further, this summary does not address the effect of any applicable United States federal estate tax or any state, local or other tax laws. ACCORDINGLY, INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     The exchange of an Outstanding Note by a holder for an Exchange Note should not constitute a taxable exchange and thus should not result in income, gain or loss to holders of Notes who participate in the Exchange Offer or to the Company. Such holders should have the same adjusted basis and holding period in the Exchange Notes immediately after the exchange as the holders had in the Outstanding Notes immediately prior to the exchange.

     As used herein, the term "United States Holder" means a beneficial owner of the Outstanding Notes or Exchange Notes that is, for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which its subject to federal income taxation regardless of its source, or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. fiduciaries. A "Foreign Holder" is any holder of Outstanding Notes or Exchange Notes that is not a United States Holder.

UNITED STATES HOLDERS

STATED INTEREST

     A United States Holder of a Note will be required to include interest on a
Note in gross income for Federal income tax purposes in accordance with the holder's method of tax accounting.

SALE, EXCHANGE OR REDEMPTION OF A NOTE

     Upon a taxable sale, exchange or redemption of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than any amount received attributable to accrued interest on a Note that was not previously included in gross income, which amount will be treated as interest income) and the holder's tax basis in the Note. Such capital gain or loss will be long-term capital gain or loss if the Holder's holding period in the Note is more than one year at the time of such disposition. In general, in the case of a non-corporate United States Holder, capital gains recognized on Notes held (i) one year or less will be taxed at ordinary income tax rates, (ii) more than one year but 18 months or less will be taxed at a maximum rate of 28% and (iii) more than 18 months will be taxed at a maximum rate of 20%. In addition, holders should consult their own tax advisers regarding the availability and effect of a certain tax election to mark-to-market Notes held on January 1, 2001.

FOREIGN HOLDERS

     Payments of principal and interest on the Notes to a Foreign Holder generally will not be subject to United States Federal withholding tax provided that (a) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the holder is not a controlled foreign corporation that is related to the Company through stock ownership and (c) either (1) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with its name and address and certifies that it is not a United States person or (2) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to the Company or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or another financial institution and furnishes to the Company or its agent a copy thereof.

     A Foreign Holder that does not qualify for the exception from withholding tax described above would generally be subject to the United States withholding tax at a flat rate of 30% (or a lower applicable treaty rate) on payments of interest, unless the Foreign Holder's income from the Notes is effectively connected with a U.S. trade or business of the holder. A Foreign Holder generally will be taxed in the same manner as a United States corporation or resident with respect to such income if it is effectively connected with the conduct of a trade or business in the United States. Such effectively connected income received by a Foreign Holder which is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate.

     A Foreign Holder generally will not be subject to United States Federal income or withholding tax on gain realized on the sale, exchange or redemption of the Notes unless (i) the holder is an individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are met, or (ii) the gain is effectively connected with the conduct of a trade or business of the holder in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note and payments of the proceeds of the sale of a Note to certain noncorporate United States Holders, and a 31% backup withholding tax may apply to such payment if the United States Holder (i) fails to furnish or certify his correct taxpayer identification number ("TIN") to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest or dividends properly or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments.

     The payment of interest on the Notes to Foreign Holders generally will not be subject to information reporting and backup withholding if the Company (or its paying agent) has received the certification described in (c) above under the caption "Foreign Holders" and neither the Company nor its paying agent has actual knowledge that the holder is a United States person. The proceeds paid to a Foreign Holder upon the sale of a Note by or through a United States office of a broker will be subject to information reporting and backup withholding unless the holder provides the certification described in (c) above or otherwise establishes an exception. The proceeds paid to a Foreign Holder upon the sale of a Note by or through a foreign office of a broker generally will not be subject to a backup withholding tax. However, such proceeds will be subject to information reporting if the broker is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States, unless the broker has documentary evidence in its files that the holder is not a United States person and the broker has no knowledge to the contrary.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

     The IRS recently issued Treasury Regulations, generally effective for payments made after December 31, 1998, concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. Among other things, these Treasury Regulations may require Foreign Holders to furnish new certification of their foreign status after December 31, 1998. Prospective purchasers of Notes should consult their tax advisors concerning the applicability and effect of such Treasury Regulations on an investment in the Notes.

                              PLAN OF DISTRIBUTION

     The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Outstanding Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver this Prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities (an "Exchanging Dealer") in connection with resales of Exchange Notes received in exchange for Outstanding Notes. For a period (the "Exchange Offer Registration Period") the longer of (A) the period until consummation of the Exchange Offer and (B) two years after the effectiveness of the Registration Statement (unless, in the case of (B), all resales of Exchange Notes covered by the Registration Statement have been made), the Company will make this Prospectus, as amended or supplemented, available to any Exchanging Dealer for use in connection with any such resale; provided, however, that the Company shall not be required to maintain the effectiveness of the Registration Statement for more than 60 days following the consummation of the Exchange Offer unless the Company has been notified in writing on or prior to the 60th day following the consummation of the Exchange Offer by one or more broker-dealers that such holder has received Exchange Notes as to which it will be required to deliver this Prospectus upon resale. In
addition, until           , 1998, (90 days after the date of this Prospectus),
all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from the exchange of Outstanding Notes for Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, or at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any person that participates in the distribution of such Exchange Notes may be deemed an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such broker-dealers may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions or concessions of any broker-dealers and will indemnify the holders of the Outstanding Notes (including Exchanging Dealers) participating in the Exchange Offer against certain liabilities, including liabilities under the Securities Act.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of (i) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (ii) the receipt by the Company of any notification with respect to the suspension of the qualification of the Notes included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iii) the happening of any event that requires the making of any changes in the Registration Statement or this Prospectus so that, as of such date, the Registration Statement or this Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (in the case of this Prospectus, in light of the circumstances under which they were made) not misleading (which notice the Company agrees to advise to any broker-dealer that has provided in writing to the Company a telephone or facsimile number and address for notices), such broker-dealer will suspend the use of this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such broker-dealer or until it is advised is writing by the Company that the use of this Prospectus may be resumed and has received copies of any amendments or supplements thereto. If the Company gives any such notice to suspend the use of the Prospectus, it will extend the Exchange Offer Registration Period by the number of days during the period from and including the date of the giving of such notice to and including the date when broker-dealers shall have received (x) copies of the supplemented or amended Prospectus necessary to permit resales of Exchange Notes or (y) the advice in writing.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon on behalf of the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario and New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company included in this Prospectus and in the Registration Statement as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been included in the Prospectus herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere in the Prospectus and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Arbor Health Care Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                       ------
EXTENDICARE HEALTH SERVICES, INC.
  Independent Auditor's Report......................................................      F-2
  Consolidated Balance Sheets at December 31, 1996 and 1995.........................      F-3
  Consolidated Statements of Net Earnings for the Years Ended
     December 31, 1996, 1995 and 1994...............................................      F-4
  Consolidated Statements of Changes in Shareholder's Equity for the Years Ended
     December 31, 1996, 1995 and 1994...............................................      F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1995 and 1994...............................................      F-6
  Notes to Consolidated Financial Statements........................................      F-7
  Consolidated Balance Sheets at September 30, 1997 (unaudited) and December 31,
     1996...........................................................................     F-19
  Unaudited Consolidated Statements of Net Earnings for the Three and Nine Months
     Ended September 30, 1997 and 1996..............................................     F-20
  Unaudited Consolidated Statements of Changes in Shareholder's Equity for the Nine
     Months Ended September 30, 1997 and the Year Ended December 31, 1996...........     F-21
  Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended
     September 30, 1997 and 1996....................................................     F-22
  Notes to Unaudited Interim Consolidated Financial Statements......................     F-23
ARBOR HEALTH CARE COMPANY
  Report of Independent Auditors....................................................     F-26
  Consolidated Balance Sheets at December 31, 1996 and 1995.........................     F-27
  Consolidated Statements of Income for the Years Ended December 31, 1996, 1995 and
     1994...........................................................................     F-28
  Consolidated Statements of Stockholders' Equity for the Years Ended
     December 31, 1996, 1995 and 1994...............................................     F-29
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1995 and 1994...............................................     F-30
  Notes to Consolidated Financial Statements........................................     F-31
  Consolidated Balance Sheets at September 30, 1997 (unaudited) and December 31,
     1996...........................................................................     F-40
  Unaudited Consolidated Statements of Income for the Three and Nine Months Ended
     September 30, 1997 and 1996....................................................     F-41
  Unaudited Consolidated Statements of Stockholders' Equity for the Nine Months
     Ended September 30, 1997 and the Year Ended December 31, 1996..................     F-42
  Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended
     September 30, 1997 and 1996....................................................     F-43
  Notes to Unaudited Interim Consolidated Financial Statements......................     F-44

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  EXTENDICARE HEALTH SERVICES, INC.:

     We have audited the accompanying consolidated balance sheets of Extendicare Health Services, Inc. (f/k/a United Health, Inc.) and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of net earnings, changes in shareholder's equity, and cash flows for the years ended December 31, 1996, 1995 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extendicare Health Services, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

Milwaukee, Wisconsin                                       KPMG PEAT MARWICK LLP
February 3, 1997,
except for note 16 which is as of December 2, 1997.

                       EXTENDICARE HEALTH SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                                           1996         1995
                                                                         --------     --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................................    $ 18,715     $ 11,704
  Accounts receivable, less allowance for uncollectible receivables
     of $9,303 and $7,196, respectively..............................     153,548      134,186
  Inventories........................................................       5,027        4,824
  Supplies and prepaid expenses......................................       3,770        3,807
  Deferred state income taxes........................................         910        1,337
  Debt service trust funds...........................................         709          663
  Due from shareholder --
     Deferred Federal income taxes...................................       5,594        7,704
                                                                          -------      -------
     Total current assets............................................     188,273      164,225
PROPERTY AND EQUIPMENT, NET..........................................     386,082      345,074
OTHER ASSETS.........................................................      17,496       16,335
                                                                          -------      -------
                                                                         $591,851..   $525,634
                                                                          =======      =======
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Bank indebtedness..................................................    $ 22,279     $ 19,136
  Notes payable......................................................       6,000        6,000
  Current maturities of long-term debt...............................      10,461       12,700
  Accounts payable...................................................      28,656       34,705
  Accrued liabilities................................................      55,777       52,060
  Income taxes payable...............................................         627        1,064
  Due to shareholder and affiliates..................................       3,981            5
                                                                          -------      -------
     Total current liabilities.......................................     127,781      125,670
LONG-TERM DEBT.......................................................     222,954      196,769
OTHER LONG-TERM LIABILITIES..........................................       9,139        8,772
DUE TO SHAREHOLDER AND AFFILIATES
  Deferred Federal income taxes......................................      21,857       18,570
  Other..............................................................       3,484        3,484
DEFERRED STATE INCOME TAXES..........................................       4,414        4,291
MINORITY INTEREST....................................................         701          565
SHAREHOLDER'S EQUITY:
  Common stock, $1.00 par value, 1,000 shares authorized, 947 shares
     issued and outstanding..........................................           1            1
  Additional paid-in capital.........................................     150,254      150,254
  Retained earnings..................................................      51,266       17,258
                                                                          -------      -------
     Total shareholder's equity......................................     201,521      167,513
                                                                          -------      -------
                                                                         $591,851..   $525,634
                                                                          =======      =======

   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

                    CONSOLIDATED STATEMENTS OF NET EARNINGS
             FOR THE YEARS ENDING DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                               1996         1995         1994
                                                             --------     --------     --------
REVENUES:
  Routine care and assisted living.......................    $526,486     $498,140     $470,310
  Medical specialty......................................     290,515      242,339      188,419
  Other..................................................       7,346        6,649        6,265
                                                             --------     --------     --------
                                                              824,347      747,128      664,994
COSTS AND EXPENSES:
  Operating..............................................     677,159      626,405      559,744
  General and administrative.............................      33,262       28,672       24,944
  Lease costs............................................       8,756        9,005        8,920
  Depreciation and amortization..........................      29,703       25,872       23,092
  Interest, net..........................................      18,477       14,776       13,083
                                                             --------     --------     --------
                                                              767,357      704,730      629,783
                                                             --------     --------     --------
  Earnings from operations...............................      56,990       42,398       35,211
GAIN ON SALE OF PROPERTY AND EQUIPMENT...................          --           --          350
PROVISION FOR INCOME TAXES...............................      22,546       16,761       13,852
                                                             --------     --------     --------
  Earnings before minority interest......................      34,444       25,637       21,709
MINORITY INTEREST........................................        (436)        (116)          --
                                                             --------     --------     --------
  Net earnings...........................................    $ 34,008     $ 25,521     $ 21,709
                                                             ========     ========     ========
EARNINGS PER SHARE.......................................    $     36     $     27           23
                                                             ========     ========     ========
WEIGHTED AVERAGE SHARES OUTSTANDING......................         947          947          947
                                                             ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                         COMMON STOCK        ADDITIONAL     RETAINED
                                                       -----------------      PAID-IN       EARNINGS
                                                       SHARES     AMOUNT      CAPITAL       (DEFICIT)
                                                       ------     ------     ----------     ---------
BALANCE DECEMBER 31, 1993..........................      947       $  1       $ 150,254     $ (19,972)
  Cash dividends, $10.56 per share.................       --         --              --       (10,000)
  Net earnings.....................................       --         --              --        21,709
                                                                     --
                                                         ---                   --------       -------
BALANCE DECEMBER 31, 1994..........................      947       $  1         150,254        (8,263)
  Net earnings.....................................       --         --              --        25,521
                                                                     --
                                                         ---                   --------       -------
BALANCE DECEMBER 31, 1995..........................      947       $  1         150,254        17,258
  Net earnings.....................................       --         --              --        34,008
                                                                     --
                                                         ---                   --------       -------
BALANCE DECEMBER 31, 1996..........................      947       $  1       $ 150,254     $  51,266
                                                         ===         ==        ========       =======

   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                               1996         1995         1994
                                                             --------     --------     --------
OPERATING ACTIVITIES:
Net earnings.............................................    $ 34,008     $ 25,521     $ 21,709
Adjustments to reconcile net earnings to net cash
  provided from operating activities:
  Depreciation and amortization..........................      29,703       25,872       23,092
  Provision for uncollectible accounts receivable........       7,293        3,892        3,593
  Deferred income taxes..................................       5,947        3,209           --
  Gain on sales of property and equipment................          --           --         (350)
  Minority interest......................................         436          116           --
Changes in assets and liabilities:
  Accounts receivable....................................     (22,407)     (33,716)     (24,662)
  Inventories............................................        (149)        (344)        (431)
  Supplies and prepaid expenses..........................          57         (603)         120
  Debt service trust funds...............................         (46)          12           39
  Bank indebtedness......................................       3,143        3,846        8,105
  Accounts payable.......................................      (5,750)       7,515        3,674
  Accrued liabilities....................................      (2,044)      10,588       (2,079)
  Income taxes payable...................................        (437)         864          246
  Deferred income taxes..................................          --           --        3,735
  Current due to shareholder and affiliates..............       3,976         (156)        (108)
                                                             --------     --------     --------
  Cash provided from operating activities................      53,730       46,616       36,683
INVESTING ACTIVITIES:
  Collections of long-term notes receivable..............          --           --        7,856
  Payments for acquisitions..............................     (23,850)     (13,144)     (29,110)
  Payments for purchases of property and equipment.......     (53,581)     (56,469)     (35,271)
  Proceeds from sales of property and equipment..........       6,929          196        4,430
  Changes in other long-term assets......................      (1,487)      (1,208)        (504)
                                                             --------     --------     --------
  Cash used for investing activities.....................     (71,989)     (70,625)     (52,599)
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt...............      62,141       50,089       21,469
  Payments of long-term debt.............................     (36,571)     (18,257)     (11,319)
  Proceeds from issuance of short-term borrowings........          --           --        8,194
  Payments of short-term borrowings......................          --       (2,194)          --
  Payments of dividends..................................          --           --      (10,000)
  Distribution of minority interest earnings.............        (300)          --           --
                                                             --------     --------     --------
  Cash provided from financing activities................      25,270       29,638        8,344
                                                             --------     --------     --------
Increase (decrease) in cash and cash equivalents.........       7,011        5,629       (7,572)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.............      11,704        6,075       13,647
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS, END OF YEAR...................    $ 18,715     $ 11,704     $  6,075
                                                             ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1 -- CORPORATE NAME CHANGE

     Effective July 1, 1997, "Extendicare Health Services, Inc." (the "Company") was adopted as the Company's name. The Company's name had been United Health, Inc. prior to the change.

2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The more significant accounting policies of the Company and its subsidiary companies are as follows:

NATURE OF OPERATIONS

     The Company at December 31, 1996 operated 155 health care facilities with 16,644 operational beds that provide nursing, rehabilitative, sub-acute and other specialized medical services in thirteen states. The
Company also operated 31 assisted living facilities totaling 1,140 units in eight states which provide varying levels of assistance in daily living activities to its residents. The Company also provides patients with pharmaceutical and medical products as well as technical medical support at home in such areas as infusion and respiratory therapy, ventilator use and other home health services.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include those of the Company and its subsidiaries and partnerships in which the Company has a majority interest. All significant intercompany accounts and transactions with subsidiaries have been eliminated from the consolidated financial statements.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows.

ACCOUNTS RECEIVABLE

     Accounts receivable are recorded at the net realizable value expected to be received from Federal and state assistance programs, other third party payors or from individual patients. Receivables from government agencies represent the only concentrated group of credit risk for the Company.

     Management does not believe that there are any credit risks associated with these government agencies other than possible funding delays. Accounts receivable other than from government agencies consist of receivables from various payors that are subject to differing economic conditions and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its reserves associated with these receivables.

INVENTORIES

     Inventories are stated at the lower of cost, using the LIFO (last-in, first-out) method, or market.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method at rates based upon the following estimated useful lives:

Buildings.................................  varying periods not exceeding 40 years
Furniture and equipment...................  varying periods not exceeding 15 years
Leasehold improvements....................  the shorter of the term of the applicable leases or the useful life of the
                                            improvement

     Maintenance and repairs are charged to expense as incurred. When property or equipment is retired or disposed of the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

DEFERRED COSTS

     Direct loan origination costs are deferred and amortized over the life of the related debt. The costs of acquiring leasehold rights are deferred and amortized over the term of the lease including renewal options. These deferred costs are stated at original cost less accumulated amortization.

GOODWILL

     Goodwill represents the cost of acquired net assets in excess of their fair market values. Amortization of goodwill is computed using the straight-line method over a period of forty years in connection with the acquisitions of health care facilities and ten to fifteen years for other acquisitions.

LONG-LIVED ASSETS

     The Company periodically assesses the recoverability of long-lived assets, including property and equipment and intangibles, when there are indications of potential impairment based on estimates of undiscounted future cash flows. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. Management considers such factors as current results, trends and future prospects, in addition to other economic factors, in performing this analysis. Management believes that the Company's long-lived assets are stated at recorded amounts that are not in excess of their respective fair market values as of December 31, 1996.

LEASES

     Leases that substantially transfer all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as previously described. Rental payments under operating leases are expensed as incurred.

REVENUES

     Revenues consist primarily of patient care revenues which are reported at the net amounts realizable from residents, third party payors and others for services provided.

     The Company derived approximately 68%, 67% and 65% of its revenues in 1996, 1995 and 1994, respectively, from services provided under various Federal (Medicare) and state (Medicaid) medical assistance programs. Reimbursement under these programs is based, in part, on cost reimbursement principles

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

and is subject to audit and potential retroactive adjustment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered and are adjusted, if necessary, as final settlements are determined. Adjustments relating to prior years' recorded revenues increased revenues by $8,012, $2,593 and $495 in 1996, 1995 and 1994, respectively.

     Accounts receivable at December 31, 1996 and 1995 include estimated settlements from third party payors of $31,955 and $30,641, respectively.

     The Company's cost of care for its Medicare patients sometimes exceeds regional reimbursement limits established by Medicare. The Company as of December 31, 1996 had outstanding formal waiver requests for 35 cost reports covering applicable facility costs through December 31, 1995. Action has not been taken yet by the Health Care Financing Administration ("HCFA") on such requests. The Company anticipates that additional waiver requests will be filed with HCFA for selected facilities for 1996 once facility cost reports are prepared subsequent to December 31, 1996. The Company as of December 31, 1996 has not recorded as revenue the excess amounts represented through the waiver requests due to not having received intermediary approval of such requests and having limited approval experience as to the actual dollar amounts of such requests being subsequently approved and realized.

     Limitations on Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on the levels of reimbursement from governmental, private, and other sources.

INCOME TAXES

     The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3 -- NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement No. 128, Earnings per Share, which is required to be adopted for financial statements issued for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 on the calculation of earnings per share is not expected to have any impact on the 1997 and prior years' financial statements. In addition, the FASB has issued Statement No. 129 (Disclosure of Information about Capital Structure), Statement No. 130 (Reporting Comprehensive Income), and Statement No. 131 (Disclosures about Segments of an Enterprise and Related Information), which are not anticipated to have a material effect on the Company.

4 -- ACQUISITIONS AND DISPOSITIONS

     The Company acquired in 1996 for cash the property and equipment of four nursing facilities, including two facilities which it had operated under lease agreements, and the assets of an institutional pharmacy.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

     The Company acquired in 1995 for cash the property and equipment of five nursing facilities including three facilities which it had operated under lease agreements. The Company also entered into a pharmacy partnership arrangement during 1995 in which it is the majority owner.

     The Company acquired in 1994 the property and equipment of four nursing facilities and one assisted living facility. The Company also acquired in 1994 all of the issued and outstanding stock of a company and its subsidiaries engaged in operating five health care facilities. Certain operating assets of a respiratory care services company were also acquired during 1994.

     The cost of the assets acquired in 1996, 1995 and 1994 was $23,850, $13,144, and $32,155, respectively, and included the following:

                                                                 1996        1995        1994
                                                                -------     -------     -------
Consideration:
Cash........................................................    $23,850     $13,144     $29,110
Long-term debt assumed......................................         --          --       3,045
                                                                -------     -------     -------
                                                                $23,850     $13,144     $32,155
                                                                =======     =======     =======
Assets acquired:
  Net current assets
  (liabilities).............................................    $   198     $   (17)    $   867
  Property and equipment....................................     23,379      12,214      30,288
  Other net assets..........................................        273         947       1,000
                                                                -------     -------     -------
                                                                $23,850     $13,144     $32,155
                                                                =======     =======     =======

     Acquisitions in 1996, 1995 and 1994 have been accounted for using the purchase method and, accordingly, the results of the acquired operations are included in the accompanying financial statements since their dates of acquisition. The pro forma unaudited results of operations for the years ended December 31, 1996, 1995 and 1994, assuming the purchases had been consummated January 1, 1994, are not materially different from the reported results of operations.

     The Company in 1996 sold two health care facilities, ceased operation at one of its leased facilities and reached agreement to sell a facility for which the transaction was consummated in 1997. Sales proceeds of $6,550 were received from the sale of assets relating to the facilities in 1996 and $2,000 in 1997. No significant gain or loss was realized upon the disposal of the aforementioned facilities.

     The Company in 1994 sold two health care facilities in a cash transaction with sales proceeds totaling $4,185. A gain on sale of $350 was realized from the sale of these facilities.

5 -- INVENTORIES

     Inventories consisted of the following at December 31:

                                                                              1996       1995
                                                                             ------     ------
Pharmacy.................................................................    $3,978     $3,282
Medical supplies.........................................................     1,930      2,274
                                                                             ------     ------
                                                                              5,908      5,556
Excess of replacement cost over LIFO carrying value......................      (881)      (732)
                                                                             ------     ------
                                                                             $5,027     $4,824
                                                                             ======     ======

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

6 -- OTHER ASSETS

     Other assets, net of related amortization, if applicable, consisted of the following at December 31:

                                                                            1996        1995
                                                                           -------     -------
Goodwill...............................................................    $ 3,963     $ 3,951
Deferred financing costs...............................................      3,289       3,114
Debt service and capital expenditure trust funds.......................      2,444       2,362
Security deposits......................................................      2,024       1,509
Leasehold rights.......................................................      1,097       1,383
Other..................................................................      4,679       4,016
                                                                            ------      ------
                                                                           $17,496     $16,335
                                                                            ======      ======

     Accumulated amortization as of December 31, 1996 and 1995 was $4,062 and $4,371, respectively.

7 -- PROPERTY AND EQUIPMENT

     Property and equipment less related accumulated depreciation and amortization as of December 31 is as follows:

                                                                          1996         1995
                                                                        ---------    ---------
Land and land improvements...........................................   $  29,910    $  27,296
Buildings and improvements...........................................     394,195      353,566
Furniture and equipment..............................................      85,429       74,299
Leasehold improvements...............................................      17,438       12,838
Construction in progress.............................................      17,494       17,447
                                                                        ---------    ---------
                                                                          544,466      485,446
Less accumulated depreciation........................................     158,384      140,372
                                                                        ---------    ---------
                                                                        $ 386,082    $ 345,074
                                                                        =========    =========

     Leases that meet the criteria of capital leases have been capitalized and the related buildings and equipment have been included in the consolidated balance sheets at December 31 as follows:

                                                                             1996       1995
                                                                            -------    -------
Buildings and equipment..................................................   $ 1,977    $ 1,871
Less accumulated amortization............................................     1,499      1,470
                                                                            --------   --------
                                                                                  -          -
                                                                            $   478    $   401
                                                                            =========  =========

     Interest is capitalized in connection with the construction of facilities and is amortized over the estimated useful life of the facilities. Interest capitalized in 1996 and 1995 was $384 and $679, respectively.

8 -- BANK INDEBTEDNESS, NOTES PAYABLE AND LINES OF CREDIT

     Bank indebtedness consists of amounts outstanding under the Company's control disbursement arrangements.

     The Company has an uncommitted line of credit with a bank in the amount of $6,000. The uncommitted line of credit permits borrowings with maturities due no later than April 30, 1997 with interest at competitive

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

bid pricing. The Company does not pay any fees for the uncommitted line and therefore the availability of the line is at the discretion of the bank. The Company had notes payable of $6,000 outstanding under the uncommitted line at December 31, 1996 at an interest rate of 7.70%.

     The Company and its subsidiaries have a credit agreement with four banks to provide up to $75,000 in aggregate borrowings including $25,000 on an unsecured basis for working capital purposes and $50,000 on a partially secured basis for the acquisition, expansion, or renovation of facilities and to refinance existing long-term indebtedness. The credit facility at December 31, 1996 was fully available for borrowing purposes. Borrowings outstanding under the credit agreement at December 31, 1996 totaled $22,434 at a weighted average interest rate of 7.85%.

     The credit agreement permits the Company to have its banks issue up to $10,000 of letters of credit out of the secured portion of the agreement. The Company had $6,365 of letters of credit outstanding at December 31, 1996.

     The credit agreement has an initial maturity date of April 30, 1999. Amounts outstanding at the initial maturity date up to $50,000 the secured portion of the credit agreement may, at the Company's option, be converted to a five-year term loan. Such term loan would be repayable as to principal in quarterly installments with a final payment of principal equal to 45% of the initial term loan amount plus accrued interest for the five-year period.

     Interest on borrowings outstanding under the credit agreement may, at the Company's option, be equal to (1) the prime rate; (2) fixed rates; or (3) LIBOR plus 1.0% for working capital borrowings and LIBOR plus 1.25% for other borrowings. The credit agreement also provides for bid pricing by each of the participant banks. Interest on any subsequent term loans may be at (1) prime rate plus .50%; (2) a fixed rate; or (3) LIBOR plus 1.5%.

     The Company pays a commitment fee on the unused portion of the credit agreement at an annual rate of .25%.

     Information concerning borrowings under lines of credit available for working capital purposes during 1996 and 1995 is as follows:

                                                                         1996       1995
                                                                        -------    -------
    Maximum amount outstanding.......................................   $30,999    $30,999
    Average amount outstanding.......................................    21,016     21,224
    Weighted average interest rate on amounts outstanding during the
      year...........................................................     6.37%      7.02%

     The average amounts outstanding and the weighted average interest rates were calculated using the weighted average amounts outstanding during each month.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

9 -- ACCRUED LIABILITIES

     Accrued liabilities consisted of the following at December 31:

                                                                           1996         1995
                                                                         ---------    ---------
Salaries and wages, fringe benefits and payroll taxes................      $31,840      $27,847
Medicaid program.....................................................        5,670        4,360
Real estate and other taxes..........................................        3,362        3,117
Workmen's compensation...............................................        2,876        7,564
Interest.............................................................        1,480        1,344
Other................................................................       10,549        7,828
                                                                           -------      -------
                                                                           $55,777      $52,060
                                                                           =======      =======

10 -- LONG-TERM DEBT

     Long-term debt consisted of the following at December 31:

                                                                           1996         1995
                                                                         --------     --------
Promissory notes payable, 7.43% to 10.75%, maturing through 2010.....    $137,053     $107,156
Industrial Development Bonds at variable interest rates ranging from
  4.15% to 9.75%, maturing through 2014..............................      41,275       41,910
Bank loans at variable interest rates ranging from 7.25 to 8.25%,
  maturing through 2000..............................................      19,988       20,079
Line of credit at variable interest rates............................      22,434       26,774
Mortgages, 6.9% to 10.0%, maturing through 2010......................      12,393       13,223
Other................................................................         272          327
                                                                         --------     --------
                                                                          233,415      209,469
Less current maturities..............................................      10,461       12,700
                                                                         --------     --------
                                                                         $222,954     $196,769
                                                                         ========     ========

     Principal payments on long-term debt due within the next five years and thereafter are as follows:

    1997......................................................................  $ 10,461
    1998......................................................................    28,675
    1999......................................................................     9,096
    2000......................................................................    12,615
    2001......................................................................     6,622
    After 2001................................................................   165,946
                                                                                --------
                                                                                $233,415
                                                                                ========

     Interest paid was $19,355, $16,629 and $13,901 in 1996, 1995 and 1994,
respectively.

     The Company is a party to an interest rate swap agreement with a bank to reduce the impact of changes in interest rates on certain of its floating rate long-term debt. The interest rate swap agreement matures in October 2000. The agreement effectively changes the Company's interest rate exposure on $32,000 of floating rate Industrial Development Bonds due in 2014 to a fixed rate of 4.155% during the period the swap agreement is in effect. The differential between the fixed rate and the variable rate interest to be paid or received will be accrued as interest rates change and recognized over the life of the agreement. The Company may be exposed

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

to credit loss in the event of non-performance by the bank under the swap agreement, but does not anticipate such non-performance.

     A substantial portion of the Company's property and equipment is mortgaged or pledged as security under various debt agreements. The payment of dividends and redemption of the Company's common stock are substantially restricted under the Company's debt agreements.

     The debt agreements also require the maintenance of certain financial ratios including maintenance of consolidated net working capital, capital funds and funded debt to capital funds, all as defined.

11 -- LEASE COMMITMENTS

     The Company at December 31, 1996 was committed under non-cancelable operating leases requiring future minimum rentals as follows:

      1997....................................................................  $ 7,371
      1998....................................................................    6,704
      1999....................................................................    6,310
      2000....................................................................    4,589
      2001....................................................................    2,964
      After 2001..............................................................   23,846
                                                                                --------
                                                                                $51,784
                                                                                ========

     Operating lease costs were $8,756, $9,005 and $8,920 for the years ended 1996, 1995 and 1994, respectively. These leases expire on various dates extending to the year 2012 and in many cases contain renewal options.

12 -- COMMITMENTS AND CONTINGENCIES

     The Company as of December 31, 1996 had capital expenditure purchase commitments outstanding of approximately $20,617.

     The Company periodically is a defendant in actions brought against it in connection with its operations. Management believes that none of these actions will have a material adverse effect on the financial position or results of operations of the Company on the basis of information furnished by legal counsel.

13 -- TRANSACTIONS WITH SHAREHOLDER AND AFFILIATES

     The Company is an indirect wholly-owned subsidiary of Extendicare Inc. (Extendicare) a Canadian publicly-held Company. The following is a summary of the Company's transactions with Extendicare or its affiliates in 1996, 1995 and 1994:

INSURANCE

     The Company insures certain risks with an affiliated insurance subsidiary of Extendicare. The consolidated statements of net earnings for 1996, 1995 and 1994 include expenses of $8,383, $21,373, and $25,261, respectively, related to the cost of these coverages.

     The Company experienced favorable actuarial adjustments for prior years under its retroactively-rated workmen's compensation coverage in the amounts of $9,878, $3,580 and $1,460 in 1996, 1995 and 1994, respectively.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

OTHER PAYABLES

     The Company at December 31, 1996 and 1995 had a non-interest bearing payable to an affiliated company of Extendicare of $3,484 with no specific due date.

OTHER TRANSACTIONS

     The following is a summary of the Company's other transactions with its shareholder and affiliated companies for 1996, 1995 and 1994:

                                                                  1996        1995       1994
                                                                --------     ------     ------
    Due to shareholder and affiliates at beginning of
      year..................................................     $    5      $ 161      $ 269
    Net charge (payment)....................................      3,976       (156)      (108)
                                                                --------     ------     ------
    Due to shareholder and affiliates at end of year........     $3,981      $   5      $ 161
                                                                ========     ======     ======

     Net charges (payments) represent primarily charges (payments) from (to) shareholder and affiliates for income taxes paid on behalf of (by) the Company.

14 -- EMPLOYEE BENEFIT PLANS

     The Company maintains a defined contribution retirement 401(K) savings plan, which is made available to substantially all of the Company's employees. The Company pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeitures. Expenses incurred by the Company were $860, $763, and $705 in 1996, 1995 and 1994, respectively.

     The Company maintains a nonfunded deferred compensation plan offered to all corporate employees, in which participants may defer up to 10% of their base salary. The Company will match up to 50% of the amount deferred. The Company also maintains a non-qualified deferred compensation plan covering certain executive employees. Expenses incurred for Company contributions under such plans were $887, $802 and $278 in 1996, 1995 and 1994, respectively. The liability for the deferred compensation plans of $7,990 and $7,012 at December 31, 1996 and 1995, respectively, is included in other long-term liabilities.

15 -- INCOME TAXES

     The Company's results of operations are included in the consolidated Federal tax return of its U.S. parent company. Accordingly, Federal current and deferred income taxes payable are transferred to the Company's parent company. The provisions for income taxes have been calculated as if the Company were a separately taxed entity for each of the periods presented in the accompanying financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

     The provisions for income taxes for 1996, 1995 and 1994 consisted of the following:

                                                                 1996        1995        1994
                                                                -------     -------     -------
Federal:
  Current...................................................    $13,325     $10,584     $ 7,914
  Deferred..................................................      5,342       3,436       3,527
                                                                -------     -------     -------
     Total Federal..........................................     18,667      14,020      11,441
State:
  Current...................................................      3,385       3,032       2,309
  Deferred..................................................        494        (291)        102
                                                                -------     -------     -------
     Total State............................................      3,879       2,741       2,411
                                                                -------     -------     -------
  Total.....................................................    $22,546     $16,761      13,852
                                                                =======     =======     =======

     The differences between the effective tax rates on earnings before provision for income taxes and the United States Federal income tax rate are as follows:

                                                                     1996      1995      1994
                                                                     -----     -----     -----
Statutory Federal income tax rate................................    35.0%     35.0%     35.0%
Increase (decrease) in tax rate resulting from:
  State income taxes, net of Federal income tax benefit..........     4.4       4.2       4.4
  Other, net.....................................................      .2        .3       (.5)
                                                                     ----      ----      ----
Effective tax rate...............................................    39.6%     39.5%     38.9%
                                                                     ====      ====      ====

     The components of the net state deferred tax assets and liabilities as of December 31 are as follows:

                                                                              1996       1995
                                                                             ------     ------
Deferred tax assets:
  Employee benefit accruals..............................................    $1,221     $1,537
  Accounts receivable reserves...........................................       481        406
  Other liabilities......................................................       230        136
                                                                             ------     ------
     Total deferred tax assets...........................................     1,932      2,079
Deferred tax liabilities:
  Depreciation...........................................................     4,768      4,415
  Miscellaneous..........................................................       668        618
                                                                             ------     ------
     Total deferred tax liabilities......................................     5,436      5,033
                                                                             ------     ------
  Net deferred tax liability.............................................    $3,504     $2,954
                                                                             ======     ======

     The Company paid state income taxes of $3,774, $2,364 and $1,964 in 1996, 1995 and 1994, respectively. The Company also made payments for Federal income taxes to its U.S. parent of $9,311, $10,740 and $8,015 in 1996, 1995 and 1994, respectively.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management has considered the scheduled reversal of deferred tax

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

liabilities in making this assessment and believes it is more likely than not, the Company will realize the benefits of these deductible differences.

16 -- DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                           1996                        1995
                                                  -----------------------     -----------------------
                                                  CARRYING     ESTIMATED      CARRYING     ESTIMATED
                                                   VALUE       FAIR VALUE      VALUE       FAIR VALUE
                                                  --------     ----------     --------     ----------
Accounts receivable, less reserves............    $153,548      $ 151,797     $134,186      $ 133,179
Debt service and capital expenditure trust
  funds.......................................       3,153          3,161        3,025          3,047
Other assets..................................       5,505          5,505        4,499          4,508
Interest rate swap............................          --            (26)          --            (83)
Long-term debt:
  Practicable to estimate fair value..........     241,406        226,459      216,481        209,612
Not practicable to estimate fair value........       1,148             --        1,760             --
                                                  --------       --------     --------       --------
                                                   242,554        226,459      218,241        209,612
Long-term due to affiliate....................       3,484          3,484        3,484          3,484

     The carrying values of accounts receivable approximate fair values due to their short maturities with the exception of certain settlement receivables from third party payors which are anticipated to be collected beyond one year. The fair value of these settlement receivables are estimated based on discounted cash flows at management's estimated current borrowing rates.

     The fair value of debt service and capital expenditure trust funds is estimated based on quoted market prices for the same or similar issues of the underlying investments.

     Other financial instrument assets consist principally of investments valued at quoted market rates.

     The fair value of the interest rate swap is based on its quoted market price as provided by the financial institution which is the counterpart to the swap.

     The fair value of long-term debt is estimated based on approximate borrowing rates currently available to the Company for debt equal to the existing debt maturities. For other long-term debt, principally refundable escrows, it is not practicable of estimate fair value.

17 -- SUBSEQUENT EVENTS

     The Company, AHC Acquisition Corp., a wholly owned subsidiary of the Company ("AHC Acquisition") and Arbor Health Care Company ("Arbor") were parties to an agreement and plan of merger, dated as of September 29, 1997, pursuant to which the parties agreed to proceed with a tender offer for all the issued and outstanding common shares of Arbor (the "Tender Offer") for $45.00 per share and the subsequent merger of AHC Acquisition with and into Arbor (the "Merger"), with Arbor as the surviving corporation. The Tender Offer was commenced on October 3, 1997, and expired on November 25, 1997. On November 26, 1997, the Merger was consummated. The aggregate purchase price for all the outstanding common shares of Arbor, and the payments to be made with respect to unexercised options and warrants, was approximately $429,000 (exclusive of transaction costs and fees), including approximately $109,000 of debt of Arbor. The acquisition of Arbor has been accounted for as a purchase.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)

     On November 26, 1997, the Company entered into a credit agreement which provided the Company with new senior secured credit facilities of up to $800,000 (the "New Credit Facilities"). On December 2, 1997, the Company issued $200,000 of 9.35% Senior Subordinated Notes Due 2007, the proceeds from which were used to repay $200,000 of the New Credit Facilities. The Company previously received an equity contribution from Extendicare of $44,600. The proceeds from the New Credit Facilities and equity contribution were used to finance the acquisition of Arbor and to refinance existing indebtedness of Arbor of approximately $109,000 and of the Company of approximately $244,000 (including the existing bank credit facility) and will be used to fund working capital, to finance capital expenditures and for other general corporate purposes.

     During the period May 30, 1997 to September 1, 1997, the Company acquired the property and equipment of nine nursing facilities (890 operational beds), two of which had previously been leased by the Company. The facilities were acquired at a total cost of approximately $41,746. The Company also acquired, during the period January 1, 1997 to September 1, 1997, the assets of seven medical specialty services related businesses for approximately $9,344.

                       EXTENDICARE HEALTH SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    SEPTEMBER 30, 1997 AND DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                                     SEPTEMBER 30,     DECEMBER 31,
                                                                         1997              1996
                                                                     -------------     ------------
                                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................................      $  14,866         $ 18,715
  Accounts receivable, less allowance for uncollectible
     receivables of $12,058 and $9,303 respectively..............        172,429          153,548
  Inventories....................................................          7,055            5,027
  Supplies and prepaid expenses..................................          3,757            3,770
  Deferred state income taxes....................................          1,575              910
  Debt service trust funds.......................................            996              709
  Due from shareholder --
     Deferred Federal income taxes...............................          8,716            5,594
                                                                        --------         --------
  Total current assets...........................................        209,394          188,273
  PROPERTY AND EQUIPMENT, NET....................................        447,605          386,082
  OTHER ASSETS...................................................         26,474           17,496
                                                                        --------         --------
                                                                       $ 683,473         $591,851
                                                                        ========         ========
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Bank indebtedness..............................................      $  16,587         $ 22,279
  Notes payable..................................................         18,913            6,000
  Current maturities of long-term debt...........................         13,897           10,461
  Accounts payable...............................................         28,896           28,656
  Accrued liabilities............................................         67,912           55,777
  Income taxes payable...........................................            767              627
  Due to shareholder and affiliates..............................          1,658            3,981
                                                                        --------         --------
  Total current liabilities......................................        148,630          127,781
LONG-TERM DEBT...................................................        256,397          222,954
OTHER LONG-TERM LIABILITIES......................................         11,339            9,139
DUE TO SHAREHOLDER AND AFFILIATES
  Deferred Federal income taxes..................................         23,018           21,857
  Other..........................................................          3,484            3,484
DEFERRED STATE INCOME TAXES......................................          4,670            4,414
MINORITY INTERESTS...............................................          2,101              701
SHAREHOLDER'S EQUITY:
  Common stock, $1.00 par value, 1,000 shares authorized, 947
     shares issued and outstanding...............................              1                1
  Additional paid-in capital.....................................        153,937          150,254
  Retained earnings..............................................         79,896           51,266
                                                                        --------         --------
     Total shareholder's equity..................................        233,834          201,521
                                                                        --------         --------
                                                                       $ 683,473         $591,851
                                                                        ========         ========

   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

                    CONSOLIDATED STATEMENTS OF NET EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                   THREE MONTHS ENDED         NINE MONTHS ENDED
                                                      SEPTEMBER 30              SEPTEMBER 30
                                                  ---------------------     ---------------------
                                                    1997         1996         1997         1996
                                                  --------     --------     --------     --------
                                                                                      (UNAUDITED)
REVENUES:
  Routine care and assisted living............    $141,409..   $133,469     $413,633     $395,333
  Medical specialty...........................      81,419       73,304      243,001      213,928
  Other.......................................       2,386        1,928        6,799        4,844
                                                  --------     --------     --------     --------
                                                  225,214..     208,701      663,433      614,105
COSTS AND EXPENSES:
  Operating...................................     187,420      172,146      543,234      508,815
  General and administrative..................       9,036        7,916       27,648       24,239
  Lease costs.................................       2,560        2,135        7,132        6,560
  Depreciation and amortization...............       8,137        7,480       24,538       21,979
  Interest, net...............................       4,761        4,750       13,633       14,011
                                                  --------     --------     --------     --------
                                                  211,914..     194,427      616,185      575,604
                                                  --------     --------     --------     --------
  Earnings from operations....................      13,300       14,274       47,248       38,501
PROVISION FOR INCOME TAXES....................       4,887        5,720       17,957       15,409
                                                  --------     --------     --------     --------
  Earnings before minority interests..........       8,413        8,554       29,291       23,092
MINORITY INTERESTS............................        (259)         (87)        (661)        (233)
                                                  --------     --------     --------     --------
  Net earnings................................    $  8,154     $  8,467     $ 28,630     $ 22,859
                                                  ========     ========     ========     ========
EARNINGS PER SHARE............................    $      9     $      9     $     30     $     24
                                                  ========     ========     ========     ========
WEIGHTED AVERAGE SHARES OUTSTANDING...........         947          947          947          947
                                                  ========     ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                      AND THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                     COMMON STOCK        ADDITIONAL
                                                   -----------------      PAID-IN       RETAINED
                                                   SHARES     AMOUNT      CAPITAL       EARNINGS
                                                   ------     ------     ----------     --------
BALANCE DECEMBER 31, 1995......................      947       $  1       $150,254      $17,258
  Net earnings.................................       --         --             --       34,008
                                                     ---        ---       --------      -------
BALANCE DECEMBER 31, 1996......................      947       $  1        150,254       51,266
  Contribution of assets from affiliate
     (unaudited)...............................       --         --          3,683           --
  Net earnings (unaudited).....................       --         --             --       28,630
                                                     ---        ---       --------      -------
BALANCE SEPTEMBER 30, 1997 (unaudited).........      947       $  1       $153,937      $79,896
                                                     ===        ===       ========      =======

   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                           1997         1996
                                                                         --------     --------
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net earnings.........................................................    $ 28,630     $ 22,859
Adjustments to reconcile net earnings to net cash provided from operating activity:
  Depreciation and amortization......................................      24,538       21,979
  Provision for uncollectible accounts receivable....................       6,178        4,703
  Deferred income taxes..............................................       1,045        4,752
  Minority interests.................................................         661          233
Changes in assets and liabilities:
  Accounts receivable................................................     (23,972)     (25,906)
  Inventories........................................................        (731)         472
  Supplies and prepaid expenses......................................         159          198
  Debt service trust funds...........................................        (286)        (139)
  Bank indebtedness..................................................      (5,693)       1,036
  Accounts payable...................................................        (475)      (3,593)
  Accrued liabilities................................................      11,903        4,079
  Income taxes payable...............................................         140         (663)
  Deferred income taxes..............................................          20           --
  Current due to shareholder and affiliates..........................      (5,654)       2,875
                                                                         --------     --------
     Cash provided from operating activities.........................      36,463       32,885
INVESTING ACTIVITIES:
  Payments for acquisitions..........................................     (36,085)     (23,850)
  Payments for purchases of property and equipment...................     (41,311)     (36,896)
  Proceeds from sales of property and equipment......................       3,182          308
  Changes in other long-term assets..................................      (3,276)      (1,225)
                                                                         --------     --------
     Cash used for investing activities..............................     (77,490)     (61,663)
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt...........................      30,276       62,141
  Proceeds from issuance of short-term borrowings....................      12,913           --
  Payments of short-term borrowings..................................          --       (6,000)
  Payments of long-term debt.........................................      (5,931)     (23,143)
  Distribution of minority interest earnings.........................         (80)        (155)
                                                                         --------     --------
     Cash provided from financing activities.........................      37,178       32,843
                                                                         --------     --------
Increase (decrease) in cash and cash equivalents.....................      (3,849)       4,065
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.......................      18,715       11,704
                                                                         --------     --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.............................    $ 14,866     $ 15,769
                                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

1 -- ORGANIZATION AND BASIS OF PRESENTATION

     Extendicare Health Services, Inc. (the "Company") as of September 30, 1997 operated 163 health care facilities with 17,289 operational beds that provide nursing, rehabilitative, sub-acute and other specialized medical services in thirteen states. The Company also currently operates 38 assisted living facilities totaling 1,480 units in 10 states which provide varying levels of assistance in daily living activities to its residents. The Company, through its UPC Health Network, provides patients in approximately 30,300 nursing facility beds with pharmaceutical and medical products as well as technical medical support at home in such areas as infusion and respiratory therapy, ventilator use and other home health services.

     The financial information as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 is unaudited and has been prepared in conformity with the accounting principles and practices as reflected in the Company's audited annual financial statements. The unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position as of September 30, 1997 and the operating results and cash flows for the nine months ended September 30, 1997 and 1996. Results for interim periods are not necessarily indicative of those to be expected for the year.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and for the year ended December 31, 1996, included herein.

2 -- NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement No. 128, Earnings per Share, which is required to be adopted for financial statements issued for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 on the calculation of earnings per share is not expected to have any impact on the 1997 and prior years' financial statements. In addition, the FASB has issued Statement No. 129 (Disclosure of Information about Capital Structure), Statement No. 130 (Reporting Comprehensive Income), and Statement No. 131 (Disclosures about Segments of an Enterprise and Related Information), which are not anticipated to have a material effect on the Company.

3 -- ACQUISITIONS

     The Company acquired during the nine months ended September 30, 1997 the property and equipment of nine nursing facilities (890 operational beds), of which two were previously leased by the Company. The facilities were acquired at a total cost of approximately $41,746. The Company also acquired the assets of seven medical specialty services related businesses for approximately $9,344.

                       EXTENDICARE HEALTH SERVICES, INC.

                               SEPTEMBER 30, 1997
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     The cost of the assets acquired during the first nine months of 1997 totaled $51,090 and included the following:

    Consideration:
      Cash.....................................................................  $36,085
      Long-term debt assumed...................................................   14,655
      Amount due to seller.....................................................      350
                                                                                 -------
                                                                                 $51,090
                                                                                 =======
    Assets Acquired:
      Net current assets.......................................................  $ 1,907
      Property and equipment...................................................   43,543
      Other net assets.........................................................    5,640
                                                                                 -------
                                                                                 $51,090
                                                                                 =======

     The above acquisitions have been accounted for using the purchase method and, accordingly, the results of the acquired operations are included in the accompanying financial statements since their dates of acquisitions.

     The Company during 1997 disposed of a facility with sales proceeds totaling $2,000. There was no significant gain or loss on the disposal of this facility.

4 -- CONTRIBUTION OF ASSETS FROM AFFILIATE

     An affiliate of the Company during 1997 contributed net assets totaling $3,683 to the Company as part of a restructuring program. The net assets consist principally of land and a building held for sale.

5 -- COMMITMENTS AND CONTINGENCIES

     The Company as of September 30, 1997 had capital expenditures purchase commitments outstanding of approximately $20,605.

     There are numerous legislative and executive initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services, including without limitation at the federal level the implementation of a prospective payment system for the Medicare Program. The Company is unable to predict the impact of health care reform proposals on the Company; however, it is possible that such proposals could have a material adverse effect on the Company. Any changes in reimbursement levels under Medicaid and Medicare and any changes in applicable government regulations could significantly affect the profitability of the Company. Various cost containment measures adopted by governmental pay sources have begun to limit the scope and amount of reimbursable health care expenses. Additional measures, including measures that have already been proposed in states in which the Company operates, may be adopted in the future as federal and state governments attempt to control escalating health care costs. There can be no assurance that recently enacted or currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the Company. In particular, changes to the Medicare reimbursement program that have been enacted could materially adversely affect the Company's revenues derived from medical specialty services.

                       EXTENDICARE HEALTH SERVICES, INC.

                               SEPTEMBER 30, 1997
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     The Company is from time to time subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of pending legal proceedings will not have a material effect on the Company's consolidated financial statements.

6 -- SUBSEQUENT EVENTS

     The Company, AHC Acquisition Corp., a wholly owned subsidiary of the Company ("AHC Acquisition") and Arbor Health Care Company ("Arbor") were parties to an agreement and plan of merger, dated as of September 29, 1997 pursuant to which the parties agreed to proceed with a tender offer for all of the issued and outstanding common shares of Arbor (the "Tender Offer") for $45.00 per share and the subsequent merger of AHC Acquisition with and into Arbor (the "Merger"), with Arbor as the surviving corporation. The Tender Offer was commenced on October 3, 1997, and expired on November 25, 1997. On November 26, 1997, the Merger was consummated. The aggregate purchase price for all the outstanding common shares of Arbor, and the payments to be made with respect to unexercised options and warrants, was approximately $429,000 (exclusive of transaction costs and fees), including approximately $109,000 of debt of Arbor. The acquisition of Arbor has been accounted for as a purchase.

     On November 26, 1997, the Company entered into a credit agreement which provided the Company with new senior secured credit facilities of up to $800,000 (the "New Credit Facilities"). On December 2, 1997, the Company issued $200,000 of 9.35% Senior Subordinated Notes Due 2007 (the "Outstanding Notes"), the proceeds from which were used to repay $200,000 of the New Credit Facilities. The Company previously received an equity contribution from Extendicare of $44,600. The proceeds from the New Credit Facilities and equity contribution were used to finance the acquisition of Arbor and to refinance existing indebtedness of Arbor of approximately $109,000 and of the Company of approximately $244,000 (including the existing bank credit facility) and will be used to fund working capital, to finance capital expenditures and for other general corporate purposes.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
  ARBOR HEALTH CARE COMPANY

     We have audited the accompanying consolidated balance sheets of Arbor Health Care Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arbor Health Care Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP
Toledo, Ohio
February 7, 1997

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                              DECEMBER 31
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
ASSETS
Current assets
  Cash and cash equivalents..........................................    $  5,761     $  6,394
  Accounts receivable, less allowances of $1,948 and $1,285,
     respectively....................................................      44,019       36,207
  Supply inventories.................................................       2,963        2,779
  Other current assets...............................................       3,503        2,986
  Deferred income taxes..............................................       1,972        1,320
                                                                         --------     --------
Total current assets.................................................      58,218       49,686
Property and equipment
  Land and improvements..............................................      25,337       19,966
  Buildings and improvements.........................................      95,017       73,845
  Equipment and furnishings..........................................      40,477       30,411
  Leasehold improvements.............................................       5,970        7,247
  Construction in process............................................       2,599       12,985
                                                                         --------     --------
                                                                          169,400      144,454
  Less allowances for depreciation and amortization..................      33,564       27,470
                                                                         --------     --------
Total property and equipment.........................................     135,836      116,984
Other assets
  Goodwill, less amortization of $926 and $281, respectively.........      13,034       10,483
  Deferred costs, less amortization of $3,475 and $3,242,
     respectively....................................................       2,205        1,438
  Sundry.............................................................         181          192
                                                                         --------     --------
Total other assets...................................................      15,420       12,113
                                                                         --------     --------
                                                                         $209,474     $178,783
                                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable......................................................    $  4,526     $  4,496
  Accounts payable...................................................      11,121       15,889
  Accrued payroll and related items..................................      11,522       11,043
  Other liabilities..................................................      13,465        8,094
  Current maturities of long-term obligations........................       3,162        5,957
                                                                         --------     --------
Total current liabilities............................................      43,796       45,479
Long-term obligations, less current maturities.......................      94,643       74,741
Deferred income taxes................................................       5,019        2,935
Stockholders' equity
  Preferred stock, $.01 par value
     Authorized -- 2,000,000 shares, none issued or outstanding
  Series A Junior Participating Cumulative Preferred Stock, $.01 par
     value
     Authorized -- 10,000 shares, none issued or outstanding
  Common stock, $.03 par value
     Authorized -- 20,000,000 shares
     Issued and outstanding -- 6,904,054 and 6,891,992,
      respectively...................................................         207          207
  Additional paid-in capital.........................................      30,300       30,135
  Retained earnings..................................................      35,509       25,286
                                                                         --------     --------
Total stockholders' equity...........................................      66,016       55,628
                                                                         --------     --------
                                                                         $209,474     $178,783
                                                                         ========     ========

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED DECEMBER 31
                                                               --------------------------------
                                                                 1996        1995        1994
                                                               --------    --------    --------
Net revenues
  Subacute care.............................................   $113,123    $100,945    $ 82,874
  Basic care................................................     84,015      75,931      65,615
  Pharmacy and other........................................     21,639      15,282      10,302
                                                               --------    --------    --------
Total net revenues..........................................    218,777     192,158     158,791
Expenses
  Operating.................................................    171,170     151,922     126,249
  General corporate.........................................      9,680       8,992       7,353
  Operating lease rental....................................      4,450       4,301       4,062
  Interest..................................................      7,108       5,822       4,642
  Depreciation and amortization.............................      8,924       7,450       5,636
                                                               --------    --------    --------
Total expenses..............................................    201,332     178,487     147,942
Other expense (income)
  Loss on disposal of property..............................        766         248         231
  Interest and sundry.......................................       (272)       (332)       (215)
                                                               --------    --------    --------
Total other expense (income)................................        494         (84)         16
                                                               --------    --------    --------
Income before income taxes..................................     16,951      13,755      10,833
Income taxes................................................      6,728       5,303       3,930
                                                               --------    --------    --------
Net income..................................................   $ 10,223    $  8,452    $  6,903
                                                               ========    ========    ========
Net income per share........................................   $   1.47    $   1.23    $   1.01
                                                               ========    ========    ========
Weighted average shares outstanding.........................      6,969       6,881       6,842
                                                               ========    ========    ========

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                   ADDITIONAL
                                                        COMMON      PAID-IN      RETAINED
                                                         STOCK      CAPITAL      EARNINGS     TOTAL
                                                        -------    ----------    --------    -------
Balances at January 1, 1994..........................   $   204     $ 29,548     $  9,823    $39,575
Net income...........................................                               6,903      6,903
Stock options exercised -- 1,826 shares..............                      7                       7
                                                           ----       ------       ------     ------
Balances at December 31, 1994........................       204       29,555       16,726     46,485
Net income...........................................                               8,452      8,452
Issuance of 74,905 shares of common stock related to
  acquisitions.......................................         3          498          108        609
Stock options exercised -- 14,451 shares.............                     82                      82
                                                           ----       ------       ------     ------
Balances at December 31, 1995........................       207       30,135       25,286     55,628
Net income...........................................                              10,223     10,223
Stock options exercised -- 12,062 shares.............                    165                     165
                                                           ----       ------       ------     ------
Balances at December 31, 1996........................   $   207     $ 30,300     $ 35,509    $66,016
                                                           ====       ======       ======     ======

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR ENDED DECEMBER 31
                                                                  -----------------------------
                                                                   1996       1995       1994
                                                                  -------    -------    -------
Operating activities
Net income.....................................................   $10,223    $ 8,452    $ 6,903
Adjustments to reconcile net income to net cash provided by
  operating activities
  Provision for depreciation...................................     7,504      6,397      5,056
  Amortization.................................................     1,718      1,296        902
  Provision for deferred income taxes..........................     1,432        464        102
  Provision for losses on accounts receivable..................     2,993      2,219      1,554
  Loss on disposal of property.................................       766        248        231
Changes in operating assets and liabilities
     Accounts receivable.......................................   (10,405)    (1,854)    (8,514)
     Supply inventories........................................       (41)      (404)      (416)
     Other current assets......................................      (537)    (1,175)    (1,236)
     Deferred costs............................................    (1,068)      (708)      (758)
     Accounts payable..........................................    (4,951)     4,416      1,223
     Accrued payroll and related items.........................       450      3,065      1,009
     Other liabilities.........................................     5,300         65        410
                                                                  -------    -------    -------
Net cash provided by operating activities......................    13,384     22,481      6,466
Investing activities
  Expenditures for property and equipment......................   (23,463)   (23,159)   (18,549)
  Cash paid to acquire businesses, net of cash received........    (6,753)   (11,686)
  Sundry and other.............................................        19        111        209
                                                                  -------    -------    -------
Net cash used in investing activities..........................   (30,197)   (34,734)   (18,340)
Financing activities
  Net borrowings (repayments) under line of credit agreements
     to finance development projects and acquisitions..........    (1,206)    19,196     12,759
  Net borrowings of working capital under line of credit
     agreements................................................        30      2,919        263
  Borrowings on long-term obligations..........................    27,000        107         54
  Repayments of long-term obligations..........................    (9,035)    (9,148)    (2,685)
  Deferred financing costs.....................................      (774)       (65)       (17)
  Issuance of stock............................................       165         83          7
                                                                  -------    -------    -------
Net cash provided by financing activities......................    16,180     13,092     10,381
                                                                  -------    -------    -------
Net increase (decrease) in cash and cash equivalents...........      (633)       839     (1,493)
Cash and cash equivalents at beginning of year.................     6,394      5,555      7,048
                                                                  -------    -------    -------
Cash and cash equivalents at end of year.......................   $ 5,761    $ 6,394    $ 5,555
                                                                  =======    =======    =======

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE YEARS ENDED DECEMBER 31, 1996

1.  ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Arbor Health Care Company ("Arbor") is a Delaware corporation organized on April 4, 1985, and does business principally in Ohio and Florida. The consolidated financial statements include the accounts of Arbor and its subsidiaries, all of which are wholly owned (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company owns, operates, and develops nursing centers (the "Centers") that provide subacute and basic health care services and operates three institutional pharmacies. Subacute care generally is provided to patients who have been discharged from an acute care hospital and require additional care in specialized clinical programs before being discharged. The Company includes in its subacute care revenues all room and board, nursing, therapies, and medical supplies for its subacute patients and pharmacy charges for all its patients. Basic care generally is provided to geriatric and chronic care patients requiring routine nursing or assisted living services.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers short-term investments consisting of highly liquid debt instruments with a maturity of three months or less when purchased and money market funds to be cash equivalents.

ACCOUNTS RECEIVABLE AND NET REVENUES

     Accounts receivable and subacute and basic care net revenues are recorded when the related patient services are provided at established billing rates or at amounts estimated by management to be reimbursable by Medicare, Medicaid and other third-party payors under the provisions of reimbursement formulae in effect. Final settlement of amounts earned is subject to review by appropriate governmental authorities or their agents. In the opinion of management, adequate provision has been made for any adjustments that may result from such reviews. Differences between amounts accrued and final settlements, if any, are recorded in operations in the year of settlement.

     Pharmacy and other revenues include amounts related to institutional pharmacy sales made to non-related facilities and their residents and the management of one Center through May, 1995.

     A significant portion of the Company's revenue is derived from patients under the Medicaid and Medicare programs. For the years ended December 31, 1996, 1995, and 1994, the Company derived approximately 35%, 36%, and 34% of its revenues from Medicare and approximately 32%, 30%, and 31% of its revenues from Medicaid, respectively. There have been and the Company expects that there will continue to be proposals to limit Medicare and Medicaid reimbursement for long-term and rehabilitative care services. The Company cannot predict at this time whether such proposals will be adopted or, if adopted and implemented, what effect they will have on the Company.

SUPPLY INVENTORIES

     Supply inventories, consisting primarily of pharmaceutical and medical supplies, are valued at the lower of cost (first-in, first-out) or market.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Property includes costs of acquiring, constructing or renovating Centers, other facilities and equipment. The Company provides for depreciation and obsolescence at rates which are sufficient to amortize the carrying amounts of such assets over their estimated useful lives using the straight-line method.

GOODWILL

     Goodwill resulted from businesses acquired and is amortized on a straight-line basis over twenty years. Contingent payments made in connection with acquisitions are recorded as goodwill. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows.

DEFERRED COSTS

     Deferred costs include the costs of obtaining financing and Center preopening costs. Such costs are amortized by the straight-line method using the following periods: financing costs over the term of the related debt and Center preopening costs over twenty-four months.

FINANCIAL INSTRUMENTS

     The Company believes the carrying amount of cash and equivalents, accounts receivable (net of allowances), other current assets, notes and accounts payable, accrued payroll and other liabilities approximates fair value due to the short maturity of those instruments.

     The fair value of the Company's long-term obligations is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities and carrying value approximates fair value.

INCOME TAXES

     Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

STOCK BASED COMPENSATION

     The Company grants stock options for a fixed number of shares to employees and outside directors of the Company with an exercise price equal to the fair value of the shares at the date of grant. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense for its options granted.

NET INCOME PER SHARE

     Net income per share is based on the weighted average shares of Common Stock outstanding plus common stock equivalents from stock options, after giving effect to the conversion of preferred stock.

RECLASSIFICATION

     Certain amounts in prior year financial statements have been reclassified to conform with the 1996 presentation.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

2.  ACQUISITIONS

     On September 19, 1996, the Company acquired Arbors at Waterville, a 100-bed Center that it has operated under an operating lease agreement since 1989. The Company financed a portion of the $5.8 million purchase with $4.6 million from its acquisition/development lines of credit. Raymond James Financial, Inc. ("RJFI") owns two subsidiaries that are the controlling partners in a partnership that is the general partner in a partnership that owned the center. A director of the Company is an officer, director and major stockholder of RJFI. Effective June 30, 1996, the Company acquired all of the outstanding stock of Poly-Stat Supply Corporation and Poly-Stat Computer Applications, Inc. The Poly-Stat businesses provide enteral feeding, urological, ostomy, tracheostomy, surgical dressing and oxygen supplies and Medicare billing services to nursing homes. The purchase price of approximately $1.2 million for the Poly-Stat businesses included approximately $1.0 million in cash and $0.2 million in promissory notes. In addition, the Company must make a $1.0 million contingent payment if certain earnings targets are attained over the next five years.

     On May 31, 1995, the Company acquired substantially all of the assets of the Arbors at Fairlawn ("Fairlawn") for approximately $6.7 million in cash and assumed certain liabilities of $3.8 million. Fairlawn is a 150-bed nursing and assisted living facility which the Company had operated under a management agreement since its opening in 1986. A principal stockholder of the Company was a principal stockholder in the corporate general partner of the partnership that previously owned Fairlawn. On June 30, 1995, the Company acquired all of the outstanding stock of The Druggist, Inc. ("Druggist") for approximately $10.5 million, including $.5 million in Common Stock (24,968 shares) and $4.8 million in seller financing. The Druggist provides institutional pharmacy and respiratory services to nursing homes and correctional facilities in Ohio. Additional consideration of up to $2.5 million may be required for the Druggist acquisition if certain earnings targets are attained through December 31, 1999.

     The Arbors at Waterville, Poly-Stat businesses, Fairlawn and Druggist acquisitions have been accounted for as purchases, and results of operations are included from the dates of acquisition. The 1996 purchase prices which included approximately $6,753,000 paid in cash, seller-financed debt of approximately $193,000 and debt assumed of approximately $157,000 were allocated primarily to property and equipment ($5,006,000), goodwill ($1,834,000), and working capital ($263,000). The 1995 purchase prices which included approximately $11,686,000 paid in cash, seller-financed debt and common stock issued of $5,250,000 and debt assumed of approximately $4,380,000 were allocated primarily to goodwill ($12,126,000), property and equipment ($8,618,000), and working capital ($572,000).

     The Company exchanged 49,937 shares of its Common Stock for all of the outstanding shares of Alternacare Plus Enterprises, Inc. ("Alternacare") on June 30, 1995. Alternacare provides medical and enteral feeding supplies, and Medicare billing services. This transaction was accounted for as an immaterial pooling of interests; thus, prior years' financial statements of the Company have not been restated and results of operations are included from the date of acquisition.

     The pro forma unaudited results of operations for the years ended December 31, 1996 and 1995, assuming the purchases had been consummated as of January 1, 1995, are not materially different from the reported results of operations.

     On June 30, 1994 Arbor exchanged 428,571 shares of its Common Stock for all of the outstanding shares of two related institutional pharmacy corporations, Bay Geriatric Pharmacy, Inc. ("Bay") and Home Care Pharmacy, Inc. of Florida ("Home Care").These transactions have been accounted for as poolings of interests, and the Company has included the accounts of Bay and Home Care in consolidation as if they had always been subsidiaries.

     Effective January 1, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Adult Services Unlimited, Inc. ("ASUI") and Health Poconos, Inc. ("HPI") for approximately

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

$3.2 million, including $1.7 million in seller financing. ASUI and HPI are Comprehensive Outpatient Rehabilitation Facilities that provide general, job-related injury and geriatric rehabilitation to the northeastern Pennsylvania market. The acquisitions will be treated as purchases for accounting and financial reporting purposes. The pro forma unaudited results of operations for the year ended December 31, 1996, assuming the purchase had been consummated as of January 1, 1996, are not materially different from the reported results of operations.

3.  NOTES PAYABLE AND OTHER CURRENT LIABILITIES

     The Company has short-term working capital lines of credit of $4,650,000 with three banks. Interest rates range from London Interbank Offered Rates ("LIBOR") plus 1.50% to prime, and commitment fees of up to .25% are calculated on any unused portion. There were borrowings under the lines at December 31, 1996 and 1995 of $4,525,766 and, $4,496,188 respectively, at a weighted average interest rate of 8.08% and 8.34%, respectively.

     Accrued payroll and related items include $2,651,205 and $1,950,768 accrued for wages and $2,336,065 and $2,928,871 accrued for workers compensation as of December 31, 1996 and 1995, respectively. Other liabilities include $6,510,450 and $1,454,363 owed under various Medicare and Medicaid programs as of December 31, 1996 and 1995, respectively.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

4.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
                                                                             (IN THOUSANDS)
Notes payable to banks
  Collateralized by real estate or leasehold improvements and/or equipment and/or accounts receivable, payable in monthly
     installments and lump sums ranging to July 2013
  Interest fixed from 7.16% to 10.75%..................................    $30,849     $20,702
  Interest variable from 6.74% to 9.25%................................     21,041       8,281
  Uncollateralized, payable in monthly installments to January 1998,
     interest at LIBOR plus 1.75%......................................        330         710
Acquisition/development credit facilities
  Collateralized by real estate and/or equipment.......................         --       4,829
  Uncollateralized, payable in monthly installments and lump sums to
     December 2003, interest from LIBOR plus 1.75% to LIBOR plus
     2.00%.............................................................     32,748      29,126
Notes payable to non-financial institutions, collateralized by real estate or leasehold improvements and/or equipment and/or accounts receivable, payable in monthly installments and lump sums to May
  2002, interest from 9.00% to 10.50%..................................      7,160       7,272
Note payable to stockholder, uncollateralized, payable in semi-annual
  installments and lump sums to July 2000, interest at 8.00%...........      4,425       4,750
Industrial development revenue bonds, collateralized by real estate and equipment and/or accounts receivable, payable in monthly installments
  and lump sums to May 1999, interest variable of 3.82%................        905       4,710
Other..................................................................        347         318
                                                                           -------     -------
                                                                            97,805      80,698
Less current maturities................................................      3,162       5,957
                                                                           -------     -------
                                                                           $94,643     $74,741
                                                                           =======     =======

     The Company has acquisition/development credit facilities with three banks which provide for borrowings up to $43,750,000 and $42,500,000 at December 31, 1996 and 1995, respectively. Commitment fees of up to .25% are calculated on the unused portion. Terms of the credit facilities provide that, at their option, the banks may request a first mortgage and/or security interest in the property financed. As of December 31, 1996 and 1995 commitments under these credit facilities were $32,845,000 and $37,600,000 and outstanding balances were $32,748,000, and $33,954,860, respectively.

     The Company has letter of credit facilities aggregating $4,233,131 available with four banks. Standby letters of credit of $2,635,021 were issued and outstanding at December 31, 1996. Additionally, the Company has collateralized Industrial Development Revenue Bonds with letters of credit of $917,611. Outstanding letters of credit are subject to annual renewal and issuance fees from 1.0% to 1.5%.

     Certain of the Company's borrowing agreements contain covenants which, among other things, require the maintenance of minimum net worth and certain financial ratios, and prohibit cash dividends in excess of $400,000 annually. The Company is in compliance with all provisions of the agreements.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

     Maturities of long-term obligations as of December 31, 1996 are as follows (in thousands):

    1997.......................................................................  $ 3,162
    1998.......................................................................    3,631
    1999.......................................................................   19,713
    2000.......................................................................   18,588
    2001.......................................................................   12,259
    Thereafter.................................................................   40,452
                                                                                 -------
                                                                                 $97,805
                                                                                 =======

     Interest paid amounted to $8,188,000, $5,988,000, and $4,736,000, for the years ended December 31, 1996, 1995, and 1994, respectively. Interest capitalized amounted to $591,000, $631,000, and $348,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

5.  LEASES

     The Company operates certain Centers pursuant to the terms of operating leases. Each of the operating leases contains one or more of the following options: (a) the Company can, after the initial lease term, purchase the property at the fair value of the property; or (b) the Company can, at the end of the initial lease term, renew the lease (in some cases at the original terms and in others at the fair rental value) ranging from one to five periods of five to seven years. Certain of the leases require the Company to provide a letter of credit to the lessor sufficient to cover from three months' to one year's lease payments. Rental payments under operating leases are based on minimum rentals plus contingent rentals derived from several factors, including the consumer price index and increases in revenues. Operating lease rental expense included contingent rentals of $623,545, $614,431, and $601,789 for the years ended December 31, 1996, 1995, and 1994, respectively.

     Future minimum lease payments under operating leases as of December 31, 1996 are as follows (in thousands):

                                                                                 OPERATING
                                                                                  LEASES
                                                                                 ---------
    1997.....................................................................     $ 3,483
    1998.....................................................................       3,177
    1999.....................................................................       3,005
    2000.....................................................................       2,853
    2001.....................................................................         775
    Thereafter...............................................................          --
                                                                                  -------
    Total minimum lease payments.............................................     $13,293
                                                                                  =======

6.  STOCK OPTION PLANS

     In 1985 and 1995 the Company adopted stock option plans (the 1985 Plan and 1995 Plan) for key employees and directors. The 1995 Plan authorizes the issuance of 332,197 shares of common stock, including 132,197 shares which were previously reserved for issuance under the 1985 Plan. No further options may be granted under the 1985 Plan. Options granted to eligible employees under the plans may be incentive stock options under the provisions of the Internal Revenue Code or nonstatutory options. Options granted to members of the Board of Directors are nonstatutory options. The options which have been granted under the plans provide that each employee option award will become exercisable in five equal installments on the first

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

five anniversaries of the grant date. The options which have been granted to the outside directors will become exercisable in three equal installments on the first three anniversaries of the grant date. Options granted under the plans expire no later than ten years after the grant date. At December 31, 1996, there were 396,996 shares reserved for issuance under the plans.

     In 1996 the Company adopted a stock option plan (the 1996 Plan) for non-employee directors. The 1996 Plan authorized the issuance of 42,000 shares of common stock. Under the terms of the plan, in May, 1996 each of the Company's five non-employee directors was granted an option to purchase 1,000 shares of common stock. Additional options to purchase 1,000 shares of common stock automatically will be granted to non-employee directors on the date of each future annual meeting of stockholders. The non-statutory options become exercisable in three equal installments on the first three anniversaries of the grant date and expire ten years after the grant date. At December 31, 1996, 42,000 shares were reserved for issuance under the 1996 Plan.

     The effect on net income and net income per share had compensation expense been computed in accordance with the fair value provisions of SFAS No. 123 is immaterial for each of the years ended December 31, 1996 and 1995, however, the effects on future years are not presently determinable.

     A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                   1996                  1995                 1994
                                            -------------------   ------------------   ------------------
                                                       AVERAGE              AVERAGE              AVERAGE
                                             SHARES    EXERCISE   SHARES    EXERCISE   SHARES    EXERCISE
                                            --------   --------   -------   --------   -------   --------
Outstanding at January 1..................   281,528    $16.83    160,365    $14.80     51,962    $ 5.48
Granted...................................   134,000     20.25    200,000     17.31    111,667     18.81
Exercised.................................   (12,062)    13.63    (14,451)     5.75     (1,826)     3.60
Canceled..................................  (117,267)    17.27    (64,386)    15.73     (1,438)     4.43
                                            --------              -------              -------
Outstanding at December 31................   286,199     18.39    281,528     16.83    160,365     14.80
                                            ========              =======              =======
Exercisable at December 31................    55,999     15.15     27,602     12.28     24,260      5.89
                                            ========              =======              =======

7.  STOCKHOLDER RIGHTS AGREEMENT

     On November 14, 1996, the Company adopted a Stockholder Rights Agreement (the "Agreement") under which each outstanding share of Company common stock will carry with it the right to buy one one-thousandth (1/1000th) of a share of a new series of junior participating cumulative preferred stock at an exercise price of $100 per right, subject to antidilution adjustments. If a person or group other than an exempt person acquires 15% or more of the Company's outstanding voting stock or announces a tender or exchange offer that would result in ownership of 15% or more of the Company's voting stock, then each right will become exercisable (except by such acquiring person). An exempt person includes the Company, any employee benefit plan of the Company and persons who beneficially held 15% or more of the Company's common stock at the time of adoption of the Agreement and their affiliates. Thereafter, in the event of a merger or combination, sale of assets or earnings power, each right then outstanding will entitle its holder to purchase for $100, subject to antidilution adjustments, a number of the acquiring party's common stock having a market value of twice that amount. The Company may redeem all rights for $0.01 per right at any time prior to the acquisition of 15% or more of the Company's stock by a person or group. The rights will expire on November 14, 2006.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

8.  INCOME TAXES

     The Company's income taxes consisted of the following:

                                                                       YEAR ENDED DECEMBER 31
                                                                     --------------------------
                                                                      1996      1995      1994
                                                                     ------    ------    ------
                                                                           (IN THOUSANDS)
Current provision:
  Federal.........................................................   $4,463    $4,052    $3,230
  State and local.................................................      833       787       598
                                                                     ------    ------    ------
                                                                      5,296     4,839     3,828
Deferred provision:
  Federal.........................................................    1,218       399        56
  State and local.................................................      214        65        46
                                                                     ------    ------    ------
                                                                      1,432       464       102
                                                                     ------    ------    ------
                                                                     $6,728    $5,303    $3,930
                                                                     ======    ======    ======

     Total income taxes differed from the amounts computed by applying the federal income tax statutory rates to income before income taxes as a result of the following:

                                                                       YEAR ENDED DECEMBER 31
                                                                     --------------------------
                                                                      1996      1995      1994
                                                                     ------    ------    ------
                                                                           (IN THOUSANDS)
Expected federal income tax expense...............................   $5,891    $4,677    $3,683
Increase (reduction) in income taxes:
  State and local income taxes, net of federal income tax
     benefit......................................................      683       562       425
  Tax credits.....................................................       (7)      (68)     (282)
  Other...........................................................      161       132       104
                                                                     ------    ------    ------
Total income tax expense..........................................   $6,728    $5,303    $3,930
                                                                     ======    ======    ======

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                DECEMBER 31
                                                                              ----------------
                                                                               1996      1995
                                                                              ------    ------
                                                                              (IN THOUSANDS)
Deferred tax assets
  Accrued liabilities and reserves.........................................   $1,194    $  771
  Allowance for doubtful accounts..........................................      718       486
  Other....................................................................       60        63
                                                                              ------    ------
Total deferred tax assets..................................................   $1,972    $1,320
                                                                              ======    ======
Deferred tax liabilities
  Tax depreciation in excess of book depreciation..........................   $4,317    $2,519
  Other....................................................................      702       416
                                                                              ------    ------
Total deferred tax liabilities.............................................   $5,019    $2,935
                                                                              ======    ======

     Total income tax payments during the years ended December 31, 1996, 1995, and 1994 were approximately $6,482,000, $5,615,000 and $3,494,000, respectively.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

9.  CONCENTRATION OF CREDIT RISK

     The Company has concentrations of credit risk in the following receivables:

                                                                               DECEMBER 31
                                                                            ------------------
                                                                             1996       1995
                                                                            -------    -------
                                                                            (IN THOUSANDS)
Medicare program.........................................................   $11,979    $10,416
Medicaid programs........................................................   $ 9,142    $ 7,209

10.  EMPLOYEE BENEFIT PLANS

     The Company has defined contribution plans under Section 401(k) of the Internal Revenue Code covering eligible employees. Employees may elect to defer up to 17% of their gross pay and the Company makes matching contributions subject to certain limitations. The Company's contributions to the plans amounted to $514,609, $411,206, and $298,997, for the years ended December 31, 1996, 1995, and 1994, respectively.

     The Company offers health insurance benefits principally under a self-insured plan but has purchased insurance to limit both individual and aggregate claim exposure. Employees who were enrolled in the Company's health insurance plan prior to retirement are eligible to elect to continue in the plan for up to 36 months after retirement under COBRA. Claims paid on behalf of individual retirees are limited by insurance and were not material in 1996, 1995, and 1994.

     The Company entered into agreements with certain key executives that provide, in the event of termination of employment within one year of a change of control of the Company, for termination payments including (a) cash severance benefits based on current salary and in certain cases prior year bonus; (b) acceleration of any unvested stock options; and (c) payment of COBRA insurance premiums.

11. QUARTERLY RESULTS OF OPERATION FOR YEARS ENDED DECEMBER 31, 1996 AND 1995 (UNAUDITED)

                                                  TOTAL NET     OPERATING                    NET INCOME
QUARTER ENDED                                     REVENUES       MARGIN       NET INCOME     PER SHARE
-------------                                     ---------     ---------     ----------     ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
December 31, 1996.............................     $57,699       $10,857        $3,267          $.47
September 30, 1996............................      55,961         9,670         2,690           .39
June 30, 1996.................................      52,641         8,677         2,243           .32
March 31, 1996................................      52,476         8,229         2,023           .29
December 31, 1995.............................      52,288         9,282         2,690           .39
September 30, 1995............................      49,602         8,445         2,299           .33
June 30, 1995.................................      46,700         7,133         1,838           .27
March 31, 1995................................     $43,568       $ 6,468        $1,625          $.24

     Operating margin represents earnings before depreciation and amortization, interest, operating lease rentals and income taxes.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                     (In thousands, except for share data)

                                                                     SEPTEMBER 30     DECEMBER 31
                                                                         1997            1996
                                                                     ------------     -----------
                                                                                       (NOTE 1)
ASSETS
Current assets
  Cash and cash equivalents........................................    $  6,781        $   5,761
  Accounts receivable, less allowances of $2,099 and $1,948,
     respectively..................................................      50,676           44,019
  Supply inventories...............................................       3,839            2,963
  Other current assets.............................................       3,620            3,503
  Deferred income taxes............................................       2,218            1,972
                                                                       --------         --------
Total current assets...............................................      67,134           58,218
Property and equipment
  Land and improvements............................................      25,418           25,337
  Buildings and improvements.......................................      95,825           95,017
  Equipment and furnishings........................................      44,119           40,477
  Leasehold improvements...........................................       7,524            5,970
  Construction in process..........................................      11,825            2,599
                                                                       --------         --------
                                                                        184,711          169,400
  Less allowances for depreciation and amortization................      40,108           33,564
                                                                       --------         --------
Total property and equipment.......................................     144,603          135,836
Other assets
  Goodwill, less amortization of $1,582 and $926, respectively.....      20,124           13,034
  Deferred costs, less amortization of $3,407 and $3,475,
     respectively..................................................       1,718            2,205
  Sundry...........................................................         316              181
                                                                       --------         --------
Total other assets.................................................      22,158           15,420
                                                                       --------         --------
                                                                       $233,895        $ 209,474
                                                                       ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable....................................................    $     --        $   4,526
  Accounts payable.................................................      12,252           11,121
  Accrued payroll and related items................................      14,837           11,522
  Other liabilities................................................      16,780           13,465
  Current maturities of long-term obligations......................       4,940            3,162
                                                                       --------         --------
Total current liabilities..........................................      48,809           43,796
Long-term obligations, less current maturities.....................     103,720           94,643
Deferred income taxes..............................................       6,264            5,019
Stockholders' equity
  Preferred stock, $.01 par value, Authorized -- 2,000,000 shares
     None issued or outstanding....................................          --               --
  Series A Junior Participating Cumulative Preferred Stock, $.01
     par value
     Authorized -- 10,000 shares, None issued or outstanding.......          --               --
  Common stock, $.03 par value, Authorized -- 20,000,000 shares
     Issued and outstanding -- 6,937,427 and 6,904,054 shares,
      respectively.................................................         208              207
  Additional paid-in capital.......................................      30,827           30,300
  Retained earnings................................................      44,067           35,509
                                                                       --------         --------
Total stockholders' equity.........................................      75,102           66,016
                                                                       --------         --------
                                                                       $233,895        $ 209,474
                                                                       ========         ========

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED         NINE MONTHS ENDED
                                                      SEPTEMBER 30              SEPTEMBER 30
                                                  ---------------------     ---------------------
                                                    1997         1996         1997         1996
                                                  --------     --------     --------     --------
Net revenues
  Subacute care...............................    $ 32,144     $ 29,165     $ 94,623     $ 82,971
  Basic care..................................      21,113       21,110       63,901       62,722
  Pharmacy and other..........................       8,118        5,686       22,680       15,385
                                                  --------     --------     --------     --------
Total net revenues............................      61,375       55,961      181,204      161,078
Expenses
  Operating...................................      47,624       43,578      141,614      127,011
  General corporate...........................       2,573        2,430        8,081        7,123
  Operating lease rental......................       1,150        1,157        3,292        3,410
  Net interest................................       2,022        1,884        6,106        5,161
  Depreciation and amortization...............       2,710        2,216        7,928        6,498
                                                  --------     --------     --------     --------
Total expenses................................      56,079       51,265      167,021      149,203
Other expense (income)
  Loss on disposal of property................          61          315          306          498
  Interest and sundry.........................         (62)         (32)        (174)        (130)
                                                  --------     --------     --------     --------
Total other expense (income)..................          (1)         283          132          368
                                                  --------     --------     --------     --------
Income before income taxes....................       5,297        4,413       14,051       11,507
Income taxes..................................       2,049        1,723        5,493        4,551
                                                  --------     --------     --------     --------
Net income....................................    $  3,248     $  2,690     $  8,558     $  6,956
                                                  ========     ========     ========     ========
Net income per share..........................    $   0.46     $   0.39     $   1.22     $   1.00
                                                  ========     ========     ========     ========
Weighted average shares outstanding...........       7,090        6,954        7,035        6,970
                                                  ========     ========     ========     ========

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                  ADDITIONAL
                                                        COMMON     PAID-IN      RETAINED
                                                        STOCK      CAPITAL      EARNINGS     TOTAL
                                                        ------    ----------    --------    -------
Balances at January 1, 1996..........................    $207      $ 30,135     $ 25,286    $55,628
Net income...........................................                             10,223     10,223
Stock options exercised -- 12,062 shares.............                   165                     165
                                                        -----      --------     --------    -------
Balances at December 31, 1996........................     207        30,300       35,509     66,016
Net income...........................................                              8,558      8,558
Stock options exercised -- 31,832 shares.............       1           483                     484
Employee Stock Purchase Plan -- 1,541 shares.........                    44                      44
                                                        -----      --------     --------    -------
Balances at September 30, 1997.......................    $208      $ 30,827     $ 44,067    $75,102
                                                        =====      ========     ========    =======

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                            NINE MONTHS ENDED
                                                                               SEPTEMBER 30
                                                                            ------------------
                                                                             1997       1996
                                                                            -------    -------
Operating activities
  Net income.............................................................   $ 8,558    $ 6,956
  Adjustments to reconcile net income to net cash provided by operating activities
     Provision for depreciation..........................................     6,670      5,432
     Amortization........................................................     1,435      1,304
     Provision for deferred income taxes.................................       999      1,534
     Provision for losses on accounts receivable.........................     2,285      1,447
     Loss on disposal of property........................................       305        498
     Changes in operating assets and liabilities
       Accounts receivable...............................................    (7,816)    (5,770)
       Supply inventories................................................      (668)       (71)
       Other current assets..............................................    (1,076)    (1,257)
       Deferred costs....................................................      (262)      (850)
       Accounts payable..................................................       874     (3,960)
       Accrued payroll and related items.................................     3,189      2,927
       Other liabilities (income tax payments of $3,857 and $4,766,
        respectively)....................................................     3,151      1,521
                                                                             ------     ------
Net cash provided by operating activities................................    17,644      9,711
Investing activities
  Expenditures for property and equipment................................   (14,010)   (18,417)
  Cash paid to acquire businesses, net of cash received..................    (5,514)    (6,775)
  Sundry and other.......................................................      (105)        38
                                                                             ------     ------
Net cash used in investing activities....................................   (19,629)   (25,154)
Financing activities
  Net repayments under line of credit agreements to finance development
     projects and acquisitions...........................................    (1,076)    (5,214)
  Net borrowings (repayments) of working capital under line of credit
     agreements..........................................................    (4,526)    (2,827)
  Borrowings on long-term obligations....................................    11,750     27,000
  Repayments of long-term obligations....................................    (3,603)    (6,014)
  Deferred financing costs...............................................       (68)      (759)
  Issuance of stock......................................................       528         64
                                                                             ------     ------
Net cash provided by financing activities................................     3,005     12,250
                                                                             ------     ------
Net increase (decrease) in cash and cash equivalents.....................     1,020     (3,193)
Cash and cash equivalents at beginning of period.........................     5,761      6,394
                                                                             ------     ------
Cash and cash equivalents at end of period...............................   $ 6,781    $ 3,201
                                                                             ======     ======

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

1.  ORGANIZATION AND BASIS OF PRESENTATION

     The consolidated balance sheet of Arbor Health Care Company and subsidiaries (the "Company") at December 31, 1996 has been derived from the audited consolidated financial statements at that date. The consolidated balance sheet of the Company at September 30, 1997, and the consolidated statements of income and cash flows for the periods ended September 30, 1997 and 1996, have been prepared by the Company, without audit, in accordance with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows at September 30, 1997 and for all periods presented have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. The results of operations and cash flows for the period ended September 30, 1997 are not necessarily indicative of the operating results or cash flows for the full year.

2.  NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement No. 128, Earnings per Share, which is required to be adopted for financial statements issued for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 on the calculation of earnings per share is not expected to be material. In addition, the FASB has issued Statement No. 129 (Disclosure of Information about Capital Structure), Statement No. 130 (Reporting Comprehensive Income), and Statement No. 131 (Disclosures about Segments of an Enterprise and Related Information), which are not anticipated to have a material effect on the Company.

3.  MERGER

     On September 29, 1997, the Company entered into a definitive merger agreement with Extendicare Inc. ("Extendicare") pursuant to which Extendicare, through an indirect wholly-owned United States subsidiary, commenced a tender offer (the "Tender Offer") for any and all of the Company's outstanding shares at a price of $45.00 per share in cash. Under the merger agreement, the Tender Offer will be followed by a merger (the "Merger") in which shares of the Company not purchased in the Tender Offer will be converted into the right to receive cash in the amount of $45.00 per share.

     Extendicare's Tender Offer commenced on October 3, 1997 and expired on November 25, 1997. Over 99% of the issued and outstanding common shares of the Company were tendered pursuant to the Tender Offer. On November 26, 1997, the Merger was consummated and the Company became an indirect subsidiary of Extendicare. For additional information regarding the merger agreement, refer to Extendicare's Schedule 14D-1 filed October 3, 1997, and amended on October 30, 1997; and the Company's Schedule 14D-9 filed October 6, 1997.

4.  ACQUISITIONS

     The Company acquired all of the assets of seven outpatient rehabilitation centers in the Jacksonville, Florida area and one Comprehensive Outpatient Rehabilitation Facility ("CORF") in St. Augustine, Florida effective September 1, 1997 and July 15, 1997, respectively. Effective August 1, 1997, the Company acquired all of the outstanding stock of an institutional pharmacy in the Detroit, Michigan area. The combined

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES
       NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

purchase price of these acquisitions was $5.4 million, including $1.4 million in seller financing. Combined additional consideration of up to $1.5 million may be required for the Jacksonville, Florida area rehabilitation centers and Detroit, Michigan area pharmacy if certain earnings targets are attained through December 31, 1999 and December 31, 2001, respectively. The Company entered into an operating lease agreement, effective September 1, 1997, for a 116-bed nursing facility in Ohio. These acquisitions and the leased facility generated approximately $10.6 million in combined 1996 revenues.

     Effective January 1, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Adult Services Unlimited, Inc. ("ASUI") and Health Poconos, Inc. ("HPI") for approximately $3.2 million, including $1.7 million in seller financing. ASUI and HPI are CORFs in the northeastern Pennsylvania market. In 1996, the two facilities had combined revenues of approximately $2.8 million.

     On September 19, 1996, the Company acquired Arbors at Waterville, a 100-bed Center that it has operated under an operating lease agreement since 1989. The Company financed a portion of the $5.8 million purchase with $4.6 million from its acquisition/development lines of credit. Raymond James Financial, Inc. ("RJFI") owns two subsidiaries that are the controlling partners in a partnership that is the general partner in a partnership that owned the Center. A director of the Company is an officer, director and major stockholder of RJFI.

     Effective June 30, 1996, the Company acquired all of the outstanding stock of Poly-Stat Supply Corporation and Poly-Stat Computer Applications, Inc. The Poly-Stat businesses provide medical supplies and Medicare billing services to nursing homes. The purchase price of approximately $1.2 million for the Poly-Stat businesses included $1.0 million in cash and $0.2 million in promissory notes. In addition, the Company must make a $1.0 million contingent payment if certain earnings targets are attained through December 31, 2000.

     The 1997 and 1996 acquisitions have been accounted for as purchases and results of operations are included from the dates of acquisition. The 1997 purchase prices which included approximately $5,578,000 paid in cash, seller-financed debt of approximately $3,050,000 and debt assumed of approximately $772,000 were allocated primarily to goodwill ($7,742,000), working capital ($904,000) and property and equipment ($754,000). The 1996 purchase prices which included approximately $6,753,000 paid in cash, seller-financed debt of approximately $193,000 and debt assumed of approximately $157,000 were allocated primarily to property and equipment ($5,006,000), goodwill ($1,834,000) and working capital ($263,000). The pro forma unaudited results of operations for the nine months ended September 30, 1997 and 1996, assuming the purchases had been consummated as of January 1, 1996, are not materially different from the reported results of operations.

======================================================

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                       ------
Available Information..................      3
Summary................................      5
Risk Factors...........................     20
The Acquisition........................     31
Use of Proceeds........................     32
Exchange Offer.........................     33
Capitalization.........................     38
Unaudited Pro Forma Condensed
  Consolidated Financial Information...     39
Selected Financial and Operating
  Data.................................     47
Management's Discussion and Analysis...     51
Business...............................     64
Management.............................     78
Executive Compensation.................     80
Description of Other Indebtedness......     82
Description of the Notes...............     84
Certain Federal Income Tax
  Considerations.......................    112
Plan of Distribution...................    114
Legal Matters..........................    115
Experts................................    115
Index to Financial Statements..........    F-1

======================================================
======================================================

                                      LOGO

                                  $200,000,000
                        9.35% SENIOR SUBORDINATED NOTES
                                    DUE 2007

                   -----------------------------------------
                                   PROSPECTUS
                   -----------------------------------------

                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VIII of the Company's By-Laws contains a provision, authorized by
Section 145 of the Delaware General Corporation Law which provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful. In addition, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Article FIFTH of the Company's Restated Certificate of Incorporation contains a provision, authorized by Section 102(b)(7) of the Delaware General Corporation Law, which provides that no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of Article FIFTH by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

     [A policy of directors' and officers' liability insurance is maintained by the Company which insures directors and officers for losses as a result of claims against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provisions described above.]

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
    3.1     Certificate of Incorporation of Extendicare Health Services, Inc.
    3.2     By-Laws of Extendicare Health Services, Inc.
    4.1     Indenture, dated as of December 2, 1997, by and among the Company, the Guarantors and the Bank of Nova Scotia Trust Company of New York, as Trustee (Including forms of the Outstanding Notes and Exchange Notes).
    4.2     Form of Outstanding Note (contained in Exhibit 4.1).
    4.3     Form of Exchange Note (contained in Exhibit 4.1).
    4.4     Registration Rights Agreement, dated as of December 2, 1997, by and among the
            Company, the Guarantors and the Initial Purchasers.
   +5.1     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the securities being registered.
   10.1     Credit Agreement dated as of November 26, 1997 among the Company, Extendicare
            Holdings, Inc. and the Subsidiary Guarantors (as defined therein) and NationsBank,
            N.A., as Agent, and the Lenders (as defined therein).
   10.2     Agreement and Plan of Merger, dated as of September 29, 1997, by and among
            Extendicare Inc., AHC Acquisition Corp. and Arbor Health Care Company.
   12.1     Computation of Ratio of Earnings to Fixed Charges.
   21.1     Subsidiaries of the Company.
   23.1     Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
   23.2     Consent of KPMG Peat Marwick LLP.
   23.3     Consent of Ernst & Young LLP.
   24.1     Powers of Attorney for the Company (contained on the signature pages of this
            Registration Statement).
   25.1     Statement of Eligibility of Trustee on Form T-1.
   99.1     Form of Letter of Transmittal.
   99.2     Form of Notice of Guaranteed Delivery.
   99.3     Form of Letters to DTC Participants.
   99.4     Form of Letter to Clients and Form of Instruction to Book-Entry Transfer
            Participant.

---------------

+ to be filed by amendment

     (b) Financial Statement Schedules

     The following financial statement schedule of the Company is filed herewith:

     II. Valuation and Qualifying Accounts

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (a) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (d) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (f) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form (including information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request), within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and to arrange or provide for a facility in the United States for the purpose of responding to such requests; and

     (g) To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registration pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a direct, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, Wisconsin, on
                    .

                                          EXTENDICARE HEALTH SERVICES, INC.

                                          By:

                                                       J. Wesley Carter
                                                President and Chief Executive
                                                         Officer

                               POWERS OF ATTORNEY

     Each person whose signature appears below constitutes and appoints each of
J. Wesley Carter and Robert J. Abramowski his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all Amendments (including post-effective Amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                                TITLE                         DATE
             ----------                                -----                         ----
                                        Chairman and Director
-------------------------------------
       Frederick Bernard Ladly
                                        Chief Executive Officer, President
-------------------------------------   and Director (principal executive
          J. Wesley Carter              officer)

                                        Vice President-Finance, Chief
-------------------------------------   Financial Officer, Treasurer and
        Robert J. Abramowski            Assistant Secretary (principal
                                        financial officer and principal
                                        accounting officer)

                                        Director
-------------------------------------
        Leland M. Austin, Jr.

                                        Director
-------------------------------------
       Richard Leslie Bertrand

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the following registrants have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee,
Wisconsin, on                     .

                                          ADULT SERVICES UNLIMITED, INC.
                                          ALTERNACARE PLUS ENTERPRISES, INC.
                                          ARBOR HEALTH CARE COMPANY
                                          ARBORS EAST, INC.
                                          ARBORS AT FT. WAYNE, INC.
                                          ARBORS AT TOLEDO, INC.
                                          BAY GERIATRIC PHARMACY, INC.
                                          COVENTRY CARE, INC.
                                          EDGEWOOD NURSING CENTER, INC.
                                          ELDER CREST, INC.
                                          EXTENDICARE GREAT TRAIL, INC.
                                          EXTENDICARE HEALTH FACILITIES, INC.
                                          EXTENDICARE HEALTH FACILITY HOLDINGS,
                                          INC.
                                          EXTENDICARE HOMES, INC.
                                          EXTENDICARE OF INDIANA, INC.
                                          FIR LANE TERRACE CONVALESCENT CENTER,
                                          INC.
                                          HAVEN CREST, INC.
                                          HEALTH POCONOS, INC.
                                          HOME CARE PHARMACY, INC. OF FLORIDA
                                          MARSHALL PROPERTIES, INC.
                                          MEADOW CREST, INC.
                                          NORTHERN HEALTH FACILITIES, INC.
                                          OAK HILL HOME OF REST AND CARE, INC.
                                          POLY-STAT COMPUTER APPLICATIONS, INC.
                                          POLY-STAT SUPPLY CORPORATION
                                          Q.D. PHARMACY, INC.
                                          THE DRUGGIST, INC.
                                          THE PROGRESSIVE STEP CORPORATION
                                          UNITED PROFESSIONAL COMPANIES, INC.
                                          UNITED PROFESSIONAL SERVICES, INC.
                                          UNITED REHABILITATION SERVICES, INC.

                                          By: _________________________________
                                                     Robert J. Abramowski
                                                   Vice President-Finance,
                                                   Chief Financial Officer
                                                   and Assistant Secretary

                               POWERS OF ATTORNEY

     Each person whose signature appears below constitutes and appoints each of
J. Wesley Carter and Robert J. Abramowski his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all Amendments (including post-effective Amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                                TITLE                         DATE
             ----------                                -----                         ----

                                        President, Chief Executive Officer
-------------------------------------   and Director (principal executive
          J. Wesley Carter              officer)

                                        Vice President-Finance, Chief
-------------------------------------   Financial Officer and Assistant
        Robert J. Abramowski            Secretary (principal financial
                                        officer and
                                        principal accounting officer)
-------------------------------------   Director
        Leland M. Austin, Jr.

                                        Director
-------------------------------------
        Melvin A. Rhinelander

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  EXTENDICARE HEALTH SERVICES, INC.

     Under date of February 3, 1997, except for footnote 16 which is as of December 2, 1997, we reported on the consolidated balance sheets of Extendicare Health Services, Inc. (f/k/a United Health, Inc.) and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of net earnings, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which are included in the prospectus and the registration statement. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

     In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                           KPMG PEAT MARWICK LLP

Milwaukee, Wisconsin
December 2, 1997

               EXTENDICARE HEALTH SERVICES, INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                PROVISIONS       ACCOUNTS
                                                 BALANCE AT     FOR LOSSES      WRITTEN OFF     BALANCE AT
                                                 BEGINNING      ON ACCOUNTS       NET OF          END OF
ALLOWANCE FOR DOUBTFUL ACCOUNTS                  OF PERIOD      RECEIVABLE      RECOVERIES        PERIOD
-------------------------------                  ----------     -----------     -----------     ----------
Year ended December 31, 1994...................    $4,453         $ 3,593         $ 2,019         $6,027
Year ended December 31, 1995...................    $6,027         $ 3,892         $ 2,723         $7,196
Year ended December 31, 1996...................    $7,196         $ 7,293         $ 5,186         $9,303

                 See accompanying independent auditors' report.

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                 DESCRIPTION                                       PAGE
------                                 -----------                                   ------------
 3.1     Certificate of Incorporation of Extendicare Health Services, Inc.
 3.2     By-Laws of Extendicare Health Services, Inc.
 4.1     Indenture, dated as of December 2, 1997, by and among the Company, the
         Guarantors and the Bank of Nova Scotia Trust Company of New York, as
         Trustee (Including forms of the Outstanding Notes and Exchange Notes).
 4.2     Form of Outstanding Note (contained in Exhibit 4.1).
 4.3     Form of Exchange Note (contained in Exhibit 4.1).
 4.4     Registration Rights Agreement, dated as of December 2, 1997, by and among the Company, the Guarantors and the Initial Purchasers.
 +5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the securities being registered.
 10.1    Credit Agreement dated as of November 26, 1997 among the Company,
         Extendicare Holdings, Inc. and the Subsidiary Guarantors (as defined therein) and NationsBank, N.A., as Agent, and the Lenders (as defined therein).
 10.2    Agreement and Plan of Merger, dated as of September 29, 1997, by and among Extendicare Inc., AHC Acquisition Corp. and Arbor Health Care
         Company.
 12.1    Computation of Ratio of Earnings to Fixed Charges.
 21.1    Subsidiaries of the Company.
 23.1    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit
         5.1).
 23.2    Consent of KPMG Peat Marwick LLP.
 23.3    Consent of Ernst & Young LLP.
 24.1    Powers of Attorney for the Company (contained on the signature pages of this Registration Statement).
 25.1    Statement of Eligibility of Trustee on Form T-1.
 99.1    Form of Letter of Transmittal.
 99.2    Form of Notice of Guaranteed Delivery.
 99.3    Form of Letters to DTC Participants.
 99.4    Form of Letter to Clients and Form of Instruction to Book-Entry Transfer
         Participant.

---------------

+ to be filed by amendment